UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 4, 2022

VELODYNE LIDAR, INC.

(Exact name of registrant as specified in charter)

Delaware	001-38703	83-1138508
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5521 Hellyer Avenue San Jose, California	95138
(Address of principal executive offices)	(Zip Code)

(669) 275-2251

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading symbol(s)	Name of exchange on which registered
Common stock, $0.0001 par value	VLDR	The Nasdaq Stock Market LLC
Warrants, each exercisable for three-quarters of one share of common stock	VLDRW	The Nasdaq Stock Market LLC
Preferred Stock Purchase Rights	—	(1)

(1)	Attached to the Common Stock.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

Merger Agreement

On November 4, 2022, Velodyne Lidar, Inc., a Delaware corporation (“Velodyne” or the “Company”), Ouster, Inc., a Delaware corporation (“Ouster”), Oban Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Ouster (“Merger Sub I”), and Oban Merger Sub II LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Ouster (“Merger Sub II”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, Merger Sub I will be merged with and into Velodyne (the “First Merger”), with Velodyne surviving the First Merger as a direct, wholly owned subsidiary of Ouster (the “Surviving Corporation”), and as soon as practicable following the First Merger, the Surviving Corporation will be merged with and into Merger Sub II with Merger Sub II surviving as a direct, wholly owned subsidiary of Ouster (the “Second Merger”, and together with the First Merger, the “Mergers”).

The board of directors of each of Ouster and Velodyne has approved the Merger Agreement and the transactions contemplated thereby.

Merger Consideration

At the effective time of the First Merger (the “Effective Time”), (i) each share of common stock, par value $0.0001 per share, of Velodyne (“Velodyne Common Stock”) issued and outstanding immediately prior to the Effective Time (other than the shares that are owned by Velodyne, Ouster, Merger Sub I or Merger Sub II or any wholly owned subsidiary of Velodyne, Ouster, Merger Sub I or Merger Sub II will be converted into the right to receive 0.8204 (the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of common stock, par value $0.0001 per share, of Ouster (the “Ouster Common Stock”, and such shares the “Velodyne Common Stock Merger Consideration”) and (ii) each share of preferred stock, par value $0.0001 per share, of Velodyne (“Velodyne Preferred Stock”) issued and outstanding immediately prior to the Effective Time (other than the shares that are owned by Velodyne, Ouster, Merger Sub I or Merger Sub II or any wholly owned subsidiary of Velodyne, Ouster, Merger Sub I or Merger Sub II will be cancelled for no consideration. No fractional shares of Ouster Common Stock will be issued in the Mergers, and Velodyne stockholders will receive cash in lieu of any fractional shares as part of the Velodyne Common Stock Merger Consideration, as specified in the Merger Agreement. Each share of Ouster Common Stock issued upon conversion of a share of Velodyne Common Stock, as described in this paragraph, that is subject to a substantial risk of forfeiture within the meaning of Section 83 of the Internal Revenue Code of 1986, as amended (“Velodyne Restricted Stock”) will be subject to the same substantial risk of forfeiture and will have the same terms and conditions, including vesting, as applied to the Velodyne Restricted Stock immediately prior to the Effective Time (“Ouster Restricted Stock”), except that any performance goals applicable to Velodyne Restricted Stock will be deemed achieved at the greater of target and actual performance and, as of the Effective Time, the Ouster Restricted Stock issued on conversion of Velodyne Restricted Stock that was originally scheduled to vest based on performance goals will be subject solely to the service-based vesting schedule otherwise applicable to the Velodyne Restricted Stock.

The Exchange Ratio will result in Velodyne equityholders and Ouster equityholders owning approximately 50% and 50%, respectively, of the fully diluted shares of Ouster Common Stock following the Effective Time.

Also at the Effective Time, outstanding options to acquire shares of Velodyne Common Stock (“Velodyne Options”), awards of Velodyne restricted stock units covering Velodyne Common Stock (“Velodyne RSU Awards”) and outstanding warrants to purchase shares of Velodyne Common Stock (“Velodyne Warrants”) will be assumed by Ouster.

All Velodyne Options held by individuals who are eligible to be included as an “employee” in a registration statement filed on Form S-8 immediately following the Effective Time (“Continuing Service Providers”) will be converted into a stock option to purchase shares of Ouster Common Stock (“Ouster Option”) with the same terms and conditions as applied to the option immediately prior to the Effective Time; however, each Ouster Option will cover a number of shares of Ouster Common Stock equal to the product of the number of shares of Velodyne Common Stock subject to the Velodyne Option and the Exchange Ratio and will have an exercise price per share equal to the amount obtained by dividing the per-share exercise price of the Velodyne Option by the Exchange Ratio. Each Velodyne Option that is not held by a Continuing Service Provider will terminate immediately prior to the Effective Time for no consideration.

All Velodyne RSU Awards held by Continuing Service Providers will be converted into an award of restricted stock units covering Ouster Common Stock (each, an “Ouster RSU Award”) with the same terms and conditions as applied to the Velodyne RSU Award immediately prior to the Effective Time; however, the Ouster RSU Awards will cover a number of shares of Ouster Common Stock equal to the product of the number of shares of Velodyne Common Stock subject to the Velodyne RSU Award and the Exchange Ratio. Each Velodyne RSU Award that is not held by a Continuing Service Provider will terminate immediately prior to the Effective Time for no consideration.

All shares of Velodyne Restricted Stock and all Velodyne RSU Awards held by non-employee members of the Velodyne Board (as defined below) will vest in full and become free of any restrictions, including any risk of forfeiture, as of the Effective Time and will be treated as shares of Velodyne Common Stock under the Merger Agreement.

All Velodyne Warrants will be converted into a warrant to acquire Ouster Common Stock (“Ouster Warrant”) with the same terms and conditions as applied to the warrant immediately prior to the Effective Time; however, the Ouster Warrant will cover a number of shares of Ouster Common Stock equal to the product of the number of shares of Velodyne Common Stock subject to the Velodyne Warrant and the Exchange Ratio and will have an exercise price per share equal to the amount obtained by dividing the per share exercise price of the Velodyne Warrant by the Exchange Ratio.

Governance

The Merger Agreement provides that, upon the closing of the Mergers, the board of directors of Ouster (the “Post-Closing Ouster Board”) will be comprised of eight members, consisting of (i) four directors designated by the board of directors of Velodyne (the “Velodyne Board”), and (ii) four directors designated by the board of directors of Ouster (the “Ouster Board”), one of which will be Angus Pacala, Ouster’s current chief executive officer. Theodore Tewksbury, the current chief executive officer of Velodyne, will be appointed executive chairman of the Post-Closing Ouster Board. Each director designee (other than the chief executive officer of Velodyne or Ouster immediately prior to the Effective Time) must qualify as in “independent director”, as defined in Section 303A.02 of the New York Stock Exchange (the “NYSE”) Listed Company Manual.

The Merger Agreement provides that Mr. Pacala will remain Chief Executive Officer of Ouster after the closing of the Mergers.

Conditions to the Mergers

The consummation of the Mergers is subject to customary closing conditions, including (i) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of all outstanding shares of Velodyne capital stock entitled to vote thereon, (ii) the approval of the issuance of shares of Ouster Common Stock (including securities convertible into or exercisable for shares of Ouster Common Stock) in connection with the First Merger by the affirmative vote of the holders of a majority of all outstanding shares of Ouster Common Stock entitled to vote thereon and present in person or represented by proxy at the special meeting of stockholders of Ouster (the “Ouster Stockholders Meeting”), (iii) the absence of any adverse law or order promulgated, entered, enforced, enacted or issued by any governmental entity that prohibits, restrains or makes illegal the consummation of the Merger, (iv) the shares of Ouster Common Stock to be issued in the First Merger being approved for listing on the NYSE, (v) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (if applicable), (vi) the U.S. Securities and Exchange Commission (the “SEC”) having declared effective the Form S-4 Registration Statement filed by Ouster, which will contain the joint proxy statement/prospectus of the parties in connection with the Mergers, (vii) subject to certain materiality exceptions, the accuracy of certain representations and warranties of each of Velodyne and Ouster contained in the Merger Agreement and the compliance by each party with the covenants contained in the Merger Agreement, (viii) the receipt of certain opinions from legal counsel regarding the intended tax treatment of the Mergers and (ix) the absence of a continuing material adverse effect with respect to each of Velodyne and Ouster. The parties expect that the Mergers will be completed in the first half of 2023.

Reverse Stock Split

Ouster is permitted, upon mutual agreement of Ouster and Velodyne, to include a proposal at the Ouster Stockholders Meeting to amend its Certificate of Incorporation to authorize the Ouster Board to effect, following the closing of the Mergers, a reverse stock split of all outstanding shares of Ouster Common Stock at a reverse stock split ratio as jointly determined by Ouster and Velodyne (the “Ouster Reverse Stock Split”).

Litigation

Velodyne and Ouster have agreed that no later than seven days after the execution of the Merger Agreement, each will cooperate to take certain actions in connection with dismissing pending litigation matters between Ouster and Velodyne and moving to terminate United States International Trade Commission Investigation No. 337-TA-1332.

Certain Other Terms of the Merger Agreement

Velodyne, Ouster, Merger Sub I and Merger Sub II each made certain representations, warranties and covenants in the Merger Agreement, including, among other things, covenants by Velodyne and Ouster to conduct their businesses in the ordinary course during the period between the execution of the Merger Agreement and consummation of the Mergers, to refrain from taking certain actions specified in the Merger Agreement and to use reasonable best efforts to cause the conditions of the Mergers to be satisfied.

Neither Velodyne nor Ouster is permitted to solicit, initiate or knowingly encourage or induce, or take any other action designed to facilitate, any competing transaction proposals from third parties or to engage in discussions or negotiations with third parties regarding any competing transaction proposals, subject to certain exceptions. Each party’s board of directors may change its recommendation to its stockholders in response to a superior proposal or an intervening event if the board of directors determines in good faith that the failure to take such action would constitute a breach of the directors’ fiduciary duties under applicable law.

The Merger Agreement provides for certain termination rights for both Velodyne and Ouster. Upon termination of the Merger Agreement under certain specified circumstances, Velodyne or Ouster may be required to pay the other party a termination fee of $7.0 million.

The foregoing summary does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement has been attached as an exhibit to this report to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Velodyne or Ouster or to modify or supplement any factual disclosures about Velodyne or Ouster in its public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of Velodyne and Ouster made solely for the purposes of the Merger Agreement and which may be subject to important qualifications and limitations agreed to by Velodyne and Ouster in connection with the negotiated terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to certain disclosures between the parties and a contractual standard of materiality different from those generally applicable to Velodyne’s or Ouster’s SEC filings. In addition, the representations and warranties were made for purposes of allocating risk among the parties to the Merger Agreement and should not be relied upon as establishing factual matters.

Voting Agreement

Simultaneously with the execution of the Merger Agreement, Velodyne’s directors and officers entered into a voting and support agreement with Ouster (the “Velodyne Stockholders Support Agreement”), and Banyan Venture Holdings, a stockholder of Ouster, and Ouster’s directors and officers entered into a Voting and Support Agreement with Velodyne (the “Ouster Stockholders Support Agreement”).

Pursuant to the Velodyne Stockholders Support Agreement, Velodyne’s directors and officers have agreed, among other things, to vote their respective shares in favor of (i) adoption of the Merger Agreement and (ii) any proposal to adjourn or postpone such meeting of stockholders of Velodyne to a later date or dates as necessary, and against any proposal in opposition to, or in competition with the Mergers and the transactions contemplated by the Merger Agreement and any other action, agreement or transaction that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone or discourage the transactions contemplated by the Merger Agreement or the performance by Velodyne of its obligations under the Merger Agreement or by the signing stockholder of its obligations under the Velodyne Stockholders Support Agreement.

Pursuant to the Ouster Stockholders Support Agreement, Banyan Venture Holdings and Ouster’s directors and officers have agreed, among other things, to vote their respective shares in favor of (i) the issuance of shares of Ouster Common Stock in connection with the Mergers pursuant to the Merger Agreement, (ii) if so mutually elected by Ouster and Velodyne, an amendment to Ouster’s certificate of incorporation to authorize the Ouster Board to effect, following the closing of the Mergers, the Ouster Reverse Stock Split and (iii) any proposal to adjourn or postpone such meeting of Ouster stockholders to a later date or dates as necessary, and against any proposal in opposition to, or in competition with the Mergers and the transactions contemplated by the Merger Agreement and any other action, agreement or transaction that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone or discourage the transactions contemplated by the Merger Agreement or the performance by Ouster of its obligations under the Merger Agreement or by the signing stockholder of its obligations under the Ouster Stockholders Support Agreement.

The foregoing summary does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Velodyne Stockholders Support Agreement and Ouster Stockholders Support Agreement, which are attached hereto as Exhibit 99.2 and Exhibit 10.1, respectively, and are incorporated herein by reference.

Item 2.02	Results of Operations and Financial Condition.

On November 7, 2022, Velodyne and Ouster issued a joint press release (the “Press Release”) announcing the execution of the Merger Agreement, which Press Release includes certain information related to the companies’ financial condition as of September 30, 2022. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information in this Item 2.02, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Velodyne under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information contained in this Item 2.02, including Exhibit 99.1.

Forward-Looking Statements

This Current Report on Form 8-K (“Form 8-K”) contains forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations of the management of Ouster and Velodyne that are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the cash position of the combined company; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Ouster’s and Velodyne’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Ouster’s and Velodyne’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the potential failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining stockholder and regulatory approvals; (iii) the proposed transaction may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed transaction on the ability of Ouster or Velodyne to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Ouster or Velodyne does business, or on Ouster’s or Velodyne’s operating results and business generally; (v) Ouster’s or Velodyne’s respective businesses may suffer as a result of uncertainty surrounding the proposed transaction and disruption of management’s attention due to the proposed transaction; (vi) the outcome of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon; (vii) Ouster or Velodyne may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed transaction; (ix) restrictions during the pendency of the proposed transaction that may impact Ouster’s or Velodyne’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Ouster or Velodyne may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the proposed transaction or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) risks relating to the value of the Ouster shares to be issued in the proposed transaction; (xiv) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects and synergies expected from the proposed transaction, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xv) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Ouster’s and Velodyne’s traded securities; (xvi) the impact of the COVID-19 pandemic on Ouster’s and Velodyne’s business and general economic conditions; (xvii) the market for and adoption of lidar and related technology and the combined company’s ability to compete in a market that is rapidly evolving and subject to technological developments; (xviii) the impact of cost increases and supply chain shortages in the components needed for the production of lidar products and related technology; and (xix) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Ouster’s and Velodyne’s response to any of the aforementioned factors. Additional factors that may affect the future results of Ouster and Velodyne are set forth in their respective filings with the SEC, including each of Ouster’s and Velodyne’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 in Part I, Item 1A, “Risk Factors,” as updated by Ouster’s most recent Quarterly Report on Form 10-Q in Part II, Item 1A, “Risk Factors” and Velodyne’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, in Part I, Item 1A, “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Ouster and Velodyne and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements.

Any such forward-looking statements represent management’s reasonable estimates and beliefs as of the date of this Form 8-K. While Ouster and Velodyne may elect to update such forward-looking statements at some point in the future, they disclaim any obligation to do so, other than as may be required by law, even if subsequent events cause their views to change.

Additional Information

In connection with the proposed transaction, Ouster and Velodyne plan to file with the SEC and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus regarding the proposed transaction (as amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”). INVESTORS AND OUSTER’S AND VELODYNE’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF OUSTER AND VELODYNE WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain a free copy of the Joint Proxy Statement/Prospectus and other documents containing important information about Ouster and Velodyne, once such documents are filed with the SEC, from the SEC’s website at www.sec.gov. Ouster and Velodyne make available free of charge at www.ouster.com and www.velodynelidar.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

No Offer or Solicitation

This Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Ouster, Velodyne and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Ouster and Velodyne in connection with the proposed transaction. Securityholders may obtain information regarding the names, affiliations and interests of Ouster’s directors and executive officers in Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 28, 2022, and its definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 27, 2022. Securityholders may obtain information regarding the names, affiliations and interests of Velodyne’s directors and executive officers in Velodyne’s definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 29, 2022. Additional information regarding the interests of such individuals in the proposed transaction will be included in the Joint Proxy Statement/Prospectus relating to the proposed transaction when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Ouster’s website at www.ouster.com and Velodyne’s website at www.velodynelidar.com.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Merger, dated November 4, 2022, by and among Velodyne Lidar, Inc., Ouster, Inc., Oban Merger Sub, Inc. and Oban Merger Sub II LLC.*

10.1	Form of Voting and Support Agreement, dated November 4, 2022, by and between Velodyne Lidar, Inc. and each Ouster stockholder party thereto.

99.1	Press Release, dated November 7, 2022.

99.2	Form of Voting and Support Agreement, dated November 4, 2022, by and between Ouster, Inc. and each Velodyne stockholder party thereto.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

The schedules to the Agreement and Plan of Merger have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish copies of such schedules to the SEC upon request by the SEC; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules so furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VELODYNE LIDAR, INC.

November 7, 2022	By:	/s/ Daniel Horwood
Daniel Horwood
General Counsel and Secretary

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

OUSTER, INC.,

OBAN MERGER SUB, INC.,

OBAN MERGER SUB II LLC

and

VELODYNE LIDAR, INC.

Dated as of November 4, 2022

3.22	Insurance	34
3.23	No Other Representations or Warranties	35

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF OUSTER		35

4.1	Organization	36
4.2	Ouster Capitalization	36
4.3	Authority; Execution and Delivery; Enforceability	37
4.4	No Conflicts	38
4.5	SEC Documents; Financial Statements; Undisclosed Liabilities	39
4.6	Absence of Certain Changes or Events	41
4.7	Information Supplied	41
4.8	Legal Proceedings	41
4.9	Compliance with Laws	41
4.10	Permits	43
4.11	Employee Benefit Plans	43
4.12	Employee and Labor Matters	46
4.13	Environmental Matters	47
4.14	Real Property	48
4.15	Tax Matters	48
4.16	Material Contracts	51
4.17	Intellectual Property	53
4.18	Data Privacy	56
4.19	Broker’s Fees	56
4.20	Opinion of Financial Advisor	56
4.21	Ownership of Velodyne Common Stock	57
4.22	Insurance	57
4.23	Merger Subs	57
4.24	No Other Representations or Warranties	57

ARTICLE 5 COVENANTS		58

5.1	Conduct of Business by Velodyne and its Subsidiaries Pending the Effective Time	58
5.2	Conduct of Business by Ouster and its Subsidiaries Pending the Effective Time	62
5.3	Preparation of the Form S-4 and the Joint Proxy Statement; Stockholders Meetings	65
5.4	No Solicitation of Transactions	69
5.5	Access to Information; Confidentiality	74
5.6	Appropriate Action	75
5.7	Certain Notices	77
5.8	Public Announcements	77
5.9	Director and Officer Indemnification	77
5.10	Stock Exchange Listing	79
5.11	Section 16 Matters	79
5.12	Stockholder Litigation	79
5.13	Tax Matters	79

5.14	Employee Matters	80
5.15	Cooperation	82
5.16	Stock Exchange Delisting and Deregistration	83
5.17	Litigation Matters	83

ARTICLE 6 CONDITIONS TO CONSUMMATION OF THE MERGERS		83

6.1	Conditions to Obligations of Each Party Under This Agreement	83
6.2	Conditions to Obligations of Ouster and Merger Subs under this Agreement	83
6.3	Conditions to Obligations of Velodyne under this Agreement	84

ARTICLE 7 TERMINATION, AMENDMENT AND WAIVER		85

7.1	Termination	85
7.2	Effect of Termination	88
7.3	Termination Fees; Expenses	88
7.4	Amendment or Supplement	90
7.5	Extension of Time; Waiver	90

ARTICLE 8 GENERAL PROVISIONS		91

8.1	Non-Survival of Representations and Warranties	91
8.2	Notices	91
8.3	Certain Definitions	92
8.4	Headings	101
8.5	Severability	102
8.6	Entire Agreement	102
8.7	Assignment	102
8.8	Parties in Interest	102
8.9	Mutual Drafting; Interpretation	102
8.10	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	103
8.11	Counterparts	104
8.12	Delivery by Email	104
8.13	Specific Performance	104
8.14	Disclosure Schedules	104

Exhibit A	Form of Ouster Stockholders Support Agreement
Exhibit B	Form of Velodyne Stockholders Support Agreement
Exhibit C-1	Form of Certificate of Incorporation of the First Step Surviving Corporation
Exhibit C-2	Form of Bylaws of the First Step Surviving Corporation
Exhibit C-3	Form of Amended and Restated Certificate of Formation of the Surviving Company
Exhibit D	Form of Ouster Tax Representation Letter
Exhibit E	Form of Velodyne Tax Representation Letter

Schedule I	Litigation Matters

GLOSSARY OF DEFINED TERMS

Defined Term	Section
1322 Investigation	Schedule I
Acceptable Confidentiality Agreement	8.3
affiliate	8.3
Agreement	Preamble
Anti-corruption Laws	8.3
associate	8.3
beneficial owner	8.3
beneficial ownership	8.3
Business Day	8.3
Chosen Courts	8.10(b)
Closing	1.2
Closing Date	1.2
COBRA	3.11(g)
Code	Recitals
Common Shares Trust	2.4(b)
Competing Proposal	5.4(f)(i)
Competing Proposal Notice	5.4(b)
Confidentiality Agreement	5.5(a)
Continuing Employee	5.14(b)
Continuing Service Provider	2.8(a)
Contract	8.3
control	8.3
controlled by	8.3
COVID-19	8.3
COVID-19 Measures	8.3
Customs and Trade Laws	8.3
D&O Insurance	5.9(c)
Designated Chairman	1.6(a)
DGCL	Recitals
Disclosure Schedules	8.3
DLLCA	Recitals
Effective Time	1.3(a)
Environmental Claim	8.3
Environmental Laws	8.3
Environmental Permits	8.3
Equity Interest	8.3
ERISA	8.3
ERISA Affiliate	8.3
Excess Shares	2.4(a)
Exchange Act	8.3
Exchange Agent	2.6(a)
Exchange Fund	2.6(a)
FCPA	3.9(b)

v

First Certificate of Merger	1.3(a)
First Merger	Recitals
First Step Surviving Corporation	1.1(a)
Form S-4	3.7
Fractional Shares Cash Amount	2.4(b)
GAAP	8.3
Government Official	8.3
Governmental Entity	8.3
group	8.3
Hazardous Materials	8.3
HSR Act	8.3
Indemnitee	5.9(a)
Indemnitees	5.9(a)
Initial Outside Date	7.1(b)(ii)
Intellectual Property	8.3
Intervening Event	5.4(f)(ii)
IRS	8.3
IT Assets	8.3
ITC	Schedule I
Joint Proxy Statement	8.3
Knowledge	8.3
known	8.3
Law	8.3
Lien	8.3
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Mergers	Recitals
Multiemployer Plan	3.11(e)
NASDAQ	8.3
Negotiation Period	5.4(b)
NYSE	8.3
NYSE Listing Application	5.10
OFAC	3.9(e)
Offering Period End Date	2.8(c)
Order	8.3
Ordinary Course License	8.3
Other Covered Party	8.3
Ouster	Preamble
Ouster Adverse Recommendation Change	5.3(c)(ii)
Ouster Benefit Plan	4.11(a)
Ouster Board	1.6(a)
Ouster Business Personnel	4.12(a)
Ouster Bylaws	4.1
Ouster Charter	4.1
Ouster Common Stock	2.1(b)

Ouster Common Stock Issuance	8.3
Ouster Data Privacy and Security Laws	4.18
Ouster Disclosure Schedule	8.3
Ouster ESPP	4.2(a)
Ouster Foreign Benefit Plan	4.11(j)
Ouster In-Licenses	4.16(a)(v)
Ouster Intellectual Property	8.3
Ouster IP Contracts	4.16(a)(vii)
Ouster IP Cross-Licenses	4.16(a)(vi)
Ouster Leased Real Property	8.3
Ouster Material Adverse Effect	8.3
Ouster Material Contracts	4.16(c)
Ouster Out-Licenses	4.16(a)(vii)
Ouster Preferred Stock	8.3
Ouster Privacy Obligations	4.18
Ouster Products	8.3
Ouster Real Property Leases	4.14(b)
Ouster Recommendation	4.3(b)
Ouster Registered Intellectual Property	4.17(a)
Ouster Restricted Stock	2.1(c)
Ouster Reverse Stock Split	5.3(c)(i)
Ouster RSU Award	2.8(b)
Ouster SEC Documents	4.5(a)
Ouster SEC Financial Statements	4.5(c)
Ouster Stock Option	2.8(a)
Ouster Stock Plans	8.3
Ouster Stockholder Approval	4.3(c)
Ouster Stockholders Meeting	5.3(c)(i)
Ouster Stockholders Support Agreement	Recitals
Ouster Tax Opinion	6.2(d)
Ouster Termination Fee	7.3(b)
Ouster Warrant	2.7(a)
Outside Date	7.1(b)(ii)
Patents	8.3
Permits	3.10
Permitted Liens	8.3
Person	8.3
Personal Information	8.3
Post-Closing Plans	5.14(c)
Pre-Closing Velodyne Bonus Period	5.14(i)
Proceeding	8.3
Release	8.3
Representatives	8.3
Requisite Ouster Stockholders	8.3
Requisite Velodyne Stockholders	8.3
Sarbanes-Oxley Act	3.5(d)

SEC	8.3
Second Certificate of Merger	1.3(b)
Second Effective Time	1.3(b)
Second Merger	Recitals
Securities Act	8.3
Subsidiary	8.3
Superior Proposal	5.4(f)(iii)
Surviving Company	1.1(b)
Tax Return	8.3
Taxes	8.3
Taxing Authority	8.3
Transactions	1.1(b)
under common control with	8.3
Velodyne	Preamble
Velodyne 401(k) Plan	5.14(f)
Velodyne Adverse Recommendation Change	5.3(b)(ii)
Velodyne Benefit Plan	3.11(a)
Velodyne Board	1.6(a)
Velodyne Bonus Plans	5.14(i)
Velodyne Book-Entry Shares	2.1(d)
Velodyne Business Personnel	3.12(a)
Velodyne Bylaws	3.1
Velodyne Charter	3.1
Velodyne Common Stock	2.1
Velodyne Common Stock Merger Consideration	2.1(b)
Velodyne Data Privacy and Security Laws	3.18
Velodyne Disclosure Schedule	8.3
Velodyne ESPP	2.8(c)
Velodyne Exchange Ratio	2.1(b)
Velodyne Foreign Benefit Plan	3.11(j)
Velodyne In-Licenses	3.16(a)(v)
Velodyne Intellectual Property	8.3
Velodyne IP Contracts	3.16(a)(vii)
Velodyne IP Cross-Licenses	3.16(a)(vi)
Velodyne Leased Real Property	8.3
Velodyne Material Adverse Effect	8.3
Velodyne Material Contracts	3.16(c)
Velodyne Merger Consideration	2.1(b)
Velodyne Out-Licenses	3.16(a)(vii)
Velodyne Preferred Stock	2.1
Velodyne Privacy Obligations	3.18
Velodyne Product	8.3
Velodyne Public Warrants	3.2(a)
Velodyne Real Property Leases	3.14(b)
Velodyne Recommendation	3.3(b)
Velodyne Registered Intellectual Property	3.17(a)

Velodyne Restricted Stock	2.1(c)
Velodyne Rights Agreement	8.3
Velodyne Rights Determinations	3.3(b)
Velodyne RSU Award	2.8(b)
Velodyne SEC Documents	3.5(a)
Velodyne SEC Financial Statements	3.5(c)
Velodyne Stock Option	2.8(a)
Velodyne Stock Plans	8.3
Velodyne Stockholder Approval	3.3(c)
Velodyne Stockholders Meeting	5.3(b)(i)
Velodyne Stockholders Support Agreement	Recitals
Velodyne Tax Opinion	6.3(d)
Velodyne Termination Fee	7.3(c)
Willful Breach	8.3

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of November 4, 2022, by and among Ouster, Inc., a Delaware corporation (“Ouster”), Oban Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Ouster (“Merger Sub I”), Oban Merger Sub II LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Ouster (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), and Velodyne Lidar, Inc., a Delaware corporation (“Velodyne”).

RECITALS

WHEREAS, Ouster has organized the Merger Subs for the purpose of effecting the transactions contemplated by this Agreement;

WHEREAS, each of Ouster, Merger Sub I, Merger Sub II and Velodyne desires, following the satisfaction or waiver of the conditions set forth in Article 6, to effect the Mergers (as defined below) upon the terms and subject to the conditions set forth in this Agreement, pursuant to which (i) Merger Sub I shall be merged with and into Velodyne (the “First Merger”), with Velodyne as the surviving entity in the First Merger and continuing as a direct, wholly owned subsidiary of Ouster, and (ii) as soon as practicable following the First Merger, but in any case, on the same day as the Effective Time, and as the second step in a single integrated transaction with the First Merger, Velodyne (as the First Step Surviving Corporation following the First Merger) shall merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), in accordance with the applicable provisions of the Delaware General Corporate Law, as amended (the “DGCL”), and the Delaware Limited Liability Company Act, as amended (the “DLLCA”), with Merger Sub II surviving the Second Merger as a direct, wholly owned subsidiary of Ouster;

WHEREAS, each of Ouster, Merger Sub I, Merger Sub II and Velodyne intends that, for U.S. federal income tax purposes, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and for purposes of Sections 354 and 361 of the Code;

WHEREAS, the Board of Directors (or equivalent) of each of Ouster, Merger Sub I, Merger Sub II and Velodyne has each approved and declared advisable this Agreement and the Transactions, including the First Merger and the Second Merger, as applicable, and determined that it is advisable and in the best interests of their respective companies and stockholders (or sole members) to consummate the Mergers and the Transactions on the terms and conditions set forth in this Agreement;

WHEREAS, the Board of Directors of each of Ouster and Velodyne has, subject to Section 5.4, resolved to recommend the adoption of this Agreement to their respective stockholders;

WHEREAS, each of Ouster, Merger Sub I, Merger Sub II and Velodyne desires to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe various conditions to the Mergers;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, the Requisite Ouster Stockholders have entered into a Support Agreement, dated as of the date hereof (the “Ouster Stockholders Support Agreement”), with Velodyne, in the form set forth in Exhibit A, pursuant to which, among other things, the Requisite Ouster Stockholders have agreed to vote in favor of this Agreement, the Mergers and the Transactions; and

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, the Requisite Velodyne Stockholders have entered into a Support Agreement, dated as of the date hereof (the “Velodyne Stockholders Support Agreement”), with Ouster, in the form set forth in Exhibit B, pursuant to which, among other things, the Requisite Velodyne Stockholders have agreed to vote in favor of this Agreement, the Mergers and the Transactions.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE 1

THE MERGERS

1.1 The Mergers.

(a) At the Effective Time, Merger Sub I shall be merged with and into Velodyne pursuant to the First Merger in accordance with the applicable provisions of the DGCL, and upon the terms and subject to the satisfaction or valid waiver of the conditions set forth in this Agreement, whereupon the separate existence of Merger Sub I shall cease and Velodyne shall continue as the surviving corporation (the “First Step Surviving Corporation”) and as a direct, wholly owned subsidiary of Ouster.

(b) As part of a single integrated plan, as soon as practicable following the Effective Time, but in any case, on the same day as the Effective Time, the First Step Surviving Corporation shall be merged with and into Merger Sub II pursuant to the Second Merger in accordance with the applicable provisions of the DGCL and the DLLCA, and upon the terms and subject to the satisfaction or valid waiver of the conditions set forth in this Agreement, whereupon the separate corporate existence of the First Step Surviving Corporation shall cease, and Merger Sub II shall continue as the surviving entity of the Second Merger and as a direct, wholly owned subsidiary of Ouster. Merger Sub II, as the surviving entity of the Second Merger, is referred to herein as the “Surviving Company.” The Mergers and other transactions contemplated by this Agreement are referred to herein as the “Transactions.”

(c) The First Merger shall have the effects specified in the DGCL. At the Effective Time, the First Step Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of Velodyne and Merger Sub I, all as provided under the DGCL.

(d) The Second Merger shall have the effects specified in the DGCL and the DLLCA. At the Second Effective Time (as defined below), the Surviving Company shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of Velodyne and Merger Sub II, all as provided under the DGCL and the DLLCA.

1.2 Closing. The closing of the First Merger (the “Closing”) shall be held virtually at 6:00 a.m. Pacific time, as soon as practicable (and, in any event, within three (3) Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all applicable conditions set forth in Article 6 (except for any conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction of such conditions or, to the extent permitted hereunder, waiver by the party entitled to waive such conditions), by teleconference or through electronic exchange of transaction documents in portable document format by electronic mail or at such other time, place and date as Ouster and Velodyne shall agree in writing. The date and time at which the Closing occurs is referred to herein as the “Closing Date.”

1.3 Effective Time.

(a) On the Closing Date, Velodyne and Merger Sub I shall file a certificate of merger relating to the First Merger (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The First Merger shall become effective concurrently upon the due filing of the First Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as Ouster and Velodyne shall agree and specify in the First Certificate of Merger (such time as the First Merger becomes effective, the “Effective Time”).

(b) As soon as practicable after the Effective Time, but in any case, on the same day as the Effective Time, the First Step Surviving Corporation and Merger Sub II shall file a certificate of merger relating to the Second Merger (the “Second Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and the DLLCA and shall make all other filings or recordings required under the DGCL and the DLLCA. The Second Merger shall become effective concurrently upon the due filing of the Second Certificate of Merger with the Secretary of State of the State of Delaware, or at such later time as Ouster and Velodyne shall agree and specify in the Second Certificate of Merger (such time as the Second Merger becomes effective, the “Second Effective Time”).

1.4 Organizational Documents.

(a) At the Effective Time, the certificate of incorporation and bylaws of Velodyne in effect immediately prior to the Effective Time shall be amended and restated, respectively, to be in substantially the forms set forth in Exhibit C-1 and Exhibit C-2, and as so amended and restated shall be the certificate of incorporation and bylaws, respectively, of the First Step Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(b) Unless otherwise agreed in writing between Ouster and Velodyne prior to the Effective Time, (i) at the Second Effective Time, the certificate of formation of Merger Sub II shall be amended and restated to be in substantially the form set forth in Exhibit C-3, and as so amended and restated shall be the certificate of formation of the Surviving Company in the Second Merger, and (ii) the limited liability company agreement of Merger Sub II as in effect immediately prior to the Second Effective Time shall be the limited liability company agreement of the Surviving Company in the Second Merger, in each case, until thereafter changed or amended as provided therein or by applicable Law; provided that, at the Second Effective Time, the limited liability company agreement of the Surviving Company shall be amended such that the name of the Surviving Company shall be “Velodyne, LLC.”

1.5 Directors and Officers of the Surviving Companies.

(a) The parties shall take all necessary action such that from and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the directors of the First Step Surviving Corporation shall be those individuals who were directors of Merger Sub I as of immediately prior to the Effective Time and (ii) the officers of the First Step Surviving Corporation shall be those individuals who were officers of Merger Sub I as of immediately prior to the Effective Time.

(b) The parties shall take all necessary action such that from and after the Second Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the managing member of the Surviving Company shall be the Person who was the managing member of Merger Sub II as of immediately prior to the Second Effective Time and (ii) the officers of the Surviving Company shall be those individuals who were officers of Merger Sub II as of immediately prior to the Second Effective Time.

1.6 Directors and Officers of Ouster.

(a) Effective at the Effective Time, unless otherwise agreed by Ouster and Velodyne in writing, the parties shall take all necessary action to cause the size of the Board of Directors of Ouster (the “Ouster Board”) to be comprised of eight (8) members. Four (4) directors shall be designated by the Board of Directors of Velodyne (the “Velodyne Board”), each of whom shall be reasonably acceptable to Ouster. Four (4) directors shall be designated by the Ouster Board, each of whom shall be reasonably acceptable to Velodyne. Unless otherwise agreed by Ouster and Velodyne, Ted Tewksbury shall serve as executive chairman of the Ouster Board (the “Designated Chairman”); provided that in the event that Ted Tewksbury is not the chief executive officer of Velodyne immediately prior to the Effective Time, Velodyne shall select the

Designated Chairman from one of Velodyne’s director designees. One (1) of Ouster’s director designees shall be Angus Pacala if he is serving as chief executive officer and a director of Ouster immediately prior to the Effective Time. Each director designee (other than the chief executive officer of Ouster or Velodyne immediately prior to the Effective Time) shall qualify as an “independent director,” as such term is defined in NYSE Rule 303A.02; provided that at least two (2) of the Velodyne designees and two (2) of the Ouster designees shall meet the minimum requirements to serve on Ouster’s audit committee under the Rules of the NYSE. Effective at the Effective Time, unless otherwise agreed by Velodyne and Ouster in writing, the parties shall take all necessary action to cause (i) the Designated Chairman to be appointed to act as executive chairman of the Ouster Board and (ii) the directors designated by Velodyne and Ouster respectively to be appointed to the Ouster Board.

(b) Unless otherwise approved by Velodyne and Ouster in writing, Angus Pacala shall remain as chief executive officer of Ouster. In the event that immediately prior to the Effective Time, (i) Angus Pacala is not the chief executive officer of Ouster and Ted Tewksbury is the chief executive officer of Velodyne, Ted Tewksbury shall be appointed as chief executive officer of Ouster, and (ii) Angus Pacala is not the chief executive officer of Ouster and Ted Tewksbury is not the chief executive officer of Velodyne, Velodyne and Ouster shall agree on another individual to be appointed as chief executive officer of Ouster.

1.7 Tax Treatment. For U.S. federal income Tax purposes, it is intended that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368 of the Code, and this Agreement will constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and for purposes of Sections 354 and 361 of the Code.

ARTICLE 2

CONVERSION OF SECURITIES IN THE MERGERS

2.1 Effect on Securities in the First Merger. At the Effective Time, by virtue of the First Merger and without any action on the part of Ouster, Velodyne, Merger Sub I, Merger Sub II or any holder of any shares of Velodyne common stock, $0.0001 par value per share (“Velodyne Common Stock”) or Velodyne preferred stock, $0.0001 par value per share (“Velodyne Preferred Stock”):

(a) Effect on Capital Stock of Velodyne. All shares of Velodyne Common Stock or Velodyne Preferred Stock that are owned by Velodyne, Ouster, Merger Sub I or Merger Sub II or any wholly owned Subsidiary of Velodyne, Ouster, Merger Sub I or Merger Sub II (or that are held in treasury by Velodyne) immediately prior to the Effective Time shall cease to be outstanding and shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) Conversion of Velodyne Common Stock, Velodyne Preferred Stock and Merger Sub Common Stock. Subject to Section 2.1(a), Section 2.3, Section 2.4 and Section 2.8, (i) each share of Velodyne Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and thereafter represent the right to receive that number of validly issued, fully paid and non-assessable shares of Ouster common stock, $0.0001 par value per share (“Ouster Common Stock”), equal to the Velodyne Exchange Ratio and cash in lieu of fractional shares of Ouster Common Stock as contemplated by Section 2.4 (the “Velodyne Common Stock Merger Consideration”), and (ii) each share of Velodyne Preferred Stock issued and outstanding immediately prior to the Effective Time shall be cancelled for no consideration. The shares of Ouster Common Stock to be issued upon the conversion of shares of Velodyne Common Stock pursuant to this Section 2.1 and the Fractional Shares Cash Amount to be paid in lieu of fractional shares pursuant to Section 2.4 are referred to, as applicable, as the “Velodyne Merger Consideration.” For purposes of this Agreement, “Velodyne Exchange Ratio” means 0.8204. Without limiting the foregoing, any risk of forfeiture or right of repurchase in favor of Velodyne that is applicable to any Velodyne Common Stock as of immediately prior to the Effective Time shall apply to the related Ouster Common Stock received as Velodyne Merger Consideration on the same terms and conditions except that the vesting schedule and repurchase price shall be adjusted to reflect the Velodyne Exchange Ratio and references to services to or performance of Velodyne and its Subsidiaries shall be deemed to refer to Ouster and its Subsidiaries.

(c) As of the Effective Time, by virtue of the First Merger and without any action on the part of the holders thereof, except as set forth on Section 2.1(c) of the Velodyne Disclosure Schedule, each share of Ouster Common Stock issued upon conversion of a share of Velodyne Common Stock that is subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code (“Velodyne Restricted Stock”) pursuant to Section 2.1(b) above shall be subject to the same substantial risk of forfeiture (“Ouster Restricted Stock”) in accordance with this Section 2.1(c). Each such share of Ouster Restricted Stock as so converted shall continue to have, and shall be subject to, the same terms and conditions, including vesting, as applied to the Velodyne Restricted Stock immediately prior to the Effective Time, except that, on or prior to the Effective Time, any performance goals applicable to the Velodyne Restricted Stock, whenever determined, shall be deemed achieved at the greater of actual and target level performance and, as of the Effective Time, the Ouster Restricted Stock issued upon conversion of Velodyne Restricted Stock that was originally scheduled to vest based on the achievement of performance goals shall vest based solely on the provision of services to Ouster and its Affiliates over the service-based vesting schedule otherwise applicable to the related Velodyne Restricted Stock. Each share of Velodyne Restricted Stock for which performance is not deemed achieved shall terminate as of immediately prior to the Effective Time for no consideration.

(d) All of the outstanding shares of Velodyne Common Stock shall be converted into the right to receive the applicable Velodyne Merger Consideration pursuant to this Section 2.1(c) and all such shares of Velodyne Common Stock and all shares of Velodyne Preferred Stock shall cease to be outstanding and shall cease to exist and, as of the Effective Time, each holder of shares of Velodyne Common Stock or Velodyne Preferred Stock held in book-entry form (“Velodyne Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive, in accordance with Section 2.1(b), the applicable Velodyne Merger Consideration, upon surrender of such Velodyne Book-Entry Share in accordance with Section 2.6.

(e) Each share of common stock of Merger Sub I, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time shall be converted into one (1) share of common stock, par value $0.0001 per share, of the First Step Surviving Corporation.

2.2 Effect on Ouster Common Stock. At the Effective Time, each share of Ouster Common Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding.

2.3 Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the outstanding shares of Ouster Common Stock or Velodyne Common Stock or Velodyne Preferred Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the applicable Velodyne Merger Consideration and the Velodyne Exchange Ratio and any other similarly dependent items, as the case may be, shall be equitably adjusted to provide the holders of Velodyne Common Stock the same economic effect as contemplated by this Agreement prior to such event.

2.4 Fractional Shares.

(a) No fractional shares of Ouster Common Stock shall be issued in the First Merger, but in lieu thereof, each holder of Velodyne Common Stock otherwise entitled to a fractional share of Ouster Common Stock will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.4, a cash payment in lieu of such fractional share of Ouster Common Stock representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) in one or more transactions of shares of Ouster Common Stock equal to the excess of (A) the aggregate number of shares of Ouster Common Stock to be delivered to the Exchange Agent by Ouster pursuant to Section 2.6(a) over (B) the aggregate number of whole shares of Ouster Common Stock to be distributed to the holders of shares of Velodyne Common Stock pursuant to Section 2.6(b) (such excess, the “Excess Shares”). Velodyne and Ouster acknowledge that payment of the cash consideration in lieu of issuing fractional shares of Ouster Common Stock was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the administrative burden and expense to Ouster that may otherwise be caused by the issuance of fractional shares of Ouster Common Stock. As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of Velodyne Common Stock that would otherwise receive fractional shares of Ouster Common Stock, shall sell the Excess Shares at then prevailing prices on the NYSE in the manner provided in the following paragraph.

(b) The sale of the Excess Shares by the Exchange Agent, as agent for the holders of Velodyne Common Stock that would otherwise receive fractional shares of Ouster Common Stock, shall be executed on the NYSE and shall be executed in round lots to the extent practicable. Until the proceeds of such sale or sales have been distributed to the holders of Velodyne Common Stock, the Exchange Agent shall hold such proceeds in trust for the holders of Velodyne Common Stock that would otherwise receive fractional shares of Ouster Common Stock (the “Common Shares Trust”). The Exchange Agent shall determine the portion of the Common Shares Trust to which each holder of Velodyne Common Stock shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Velodyne Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of Velodyne Common Stock would otherwise be entitled (the “Fractional Shares Cash Amount”).

(c) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Velodyne Common Stock in lieu of any fractional shares of Ouster Common Stock, the Exchange Agent shall make available such amounts to such holders of shares of Velodyne Common Stock without interest, subject to and in accordance with Section 2.6.

2.5 Effect on Securities in the Second Merger.

(a) At the Second Effective Time, by virtue of the Second Merger and without any action on the part of Ouster, the First Step Surviving Corporation, Merger Sub II or any holder of any shares or securities of Ouster, the First Step Surviving Corporation or Merger Sub II, each share of common stock, $0.0001 par value per share, of the First Step Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall cease to be outstanding and shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) At the Second Effective Time, by virtue of the Second Merger and without any action on the part of Ouster, the First Step Surviving Corporation, Merger Sub II or any holder of any shares or securities of Ouster, the First Step Surviving Corporation or Merger Sub II, each limited liability company interest of Merger Sub II shall remain unchanged and continue to remain outstanding as a limited liability company interest in the Surviving Company.

2.6 Exchange of Certificates and Book-Entry Shares.

(a) Prior to the dissemination of the Joint Proxy Statement to the stockholders of Velodyne and the stockholders of Ouster, Merger Sub I and Velodyne shall appoint a nationally recognized financial institution or trust company to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Velodyne Merger Consideration. At or prior to the Effective Time, Ouster shall deposit, in trust for the benefit of the holders of Velodyne Common Stock, with the Exchange Agent for exchange in accordance with this Article 2, a number of shares of Ouster Common Stock equal to the total shares of Ouster Common Stock issuable pursuant to Section 2.1 (together with the Fractional Shares Cash Amount, the “Exchange Fund”). Promptly following the Effective Time, the Exchange Agent shall, pursuant to irrevocable instructions, deliver the whole shares of Ouster Common Stock contemplated to be issued pursuant to Section 2.1 and the Fractional Shares Cash Amount out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures. As promptly as practicable after the Effective Time (but in no event later than three (3) Business Days thereafter), Ouster shall cause the Exchange Agent to mail to each holder of record of a Velodyne Book-Entry Share, which shares were converted into the right to receive the applicable Velodyne Merger Consideration at the Effective Time pursuant to this Agreement: (i) a letter of transmittal, which shall be in such form and have such provisions as Ouster, Velodyne and the Exchange Agent may reasonably specify, and (ii) instructions for effecting the surrender of the Velodyne Book-Entry Shares in exchange for the applicable Velodyne Merger Consideration and the method of payment of such holder’s

Fractional Shares Cash Amount. Upon surrender of the Velodyne Book-Entry Shares for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Velodyne and Ouster, and upon delivery of a letter of transmittal, duly executed and in proper form with all required enclosures and attachments with respect to such Velodyne Book-Entry Shares, the holder of such Velodyne Book-Entry Shares shall be entitled to receive the whole shares of Ouster Common Stock that such holder is entitled to receive pursuant to Section 2.1 and, if applicable, the Fractional Shares Cash Amount for each share of Velodyne Common Stock formerly represented by such Velodyne Book-Entry Share. Any Velodyne Book-Entry Shares so surrendered shall forthwith be cancelled. Delivery of the applicable Velodyne Merger Consideration with respect to Velodyne Book-Entry Shares shall only be made to the Person in whose name such shares are registered. Until surrendered as contemplated hereby, each Velodyne Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Velodyne Merger Consideration provided in this Agreement.

(c) Transfer Books. At the Effective Time, the stock transfer books of Velodyne shall be closed and thereafter there shall be no further registration of transfers of shares of Velodyne Common Stock or Velodyne Preferred Stock on the records of Velodyne. From and after the Effective Time, the holders of Velodyne Book-Entry Shares representing shares of Velodyne Common Stock and Velodyne Preferred Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided for herein or by applicable Law.

(d) Termination of Fund; Abandoned Property. At any time following six (6) months after the Closing Date, Ouster shall be entitled to require the Exchange Agent to deliver to it any shares of Ouster Common Stock or cash remaining in the Exchange Fund made available to the Exchange Agent and not delivered to holders of Velodyne Book-Entry Shares and thereafter such holders shall be entitled to look only to Ouster (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the applicable Velodyne Merger Consideration payable upon due surrender of their Velodyne Book-Entry Shares and compliance with the procedures in Section 2.6. If, prior to six (6) years after the Closing Date (or otherwise immediately prior to such time on which any payment in respect hereof would escheat to or become the property of any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws), any holder of Velodyne Book-Entry Shares has not complied with the procedures in Section 2.6 to receive the applicable Velodyne Merger Consideration to which such holder would otherwise be entitled, the applicable Velodyne Merger Consideration to which such holder would otherwise be entitled in respect of such Velodyne Book-Entry Shares shall, to the extent permitted by applicable Law, become the property of Ouster, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Ouster, the First Step Surviving Corporation, the Surviving Company or the Exchange Agent, or any Representative or affiliate thereof, shall be liable to any holder of Velodyne Book-Entry Shares for Velodyne Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Distributions with Respect to Unexchanged Ouster Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to Ouster Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Velodyne Book-Entry Share with respect to any shares of Ouster Common Stock represented thereby, and, if applicable, no portion of the Fractional Shares Cash Amount shall be paid to any such holder pursuant to Section 2.4, unless and until the holder of such Velodyne Book-Entry Share shall surrender such Velodyne Book-Entry Share in accordance with this Section 2.6. Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Velodyne Book-Entry Share in accordance with this Section 2.6, there shall be paid by Ouster to such holder of whole shares of Ouster Common Stock issued in exchange therefor, without interest, (i) promptly, the portion of the Fractional Shares Cash Amount, if applicable, payable with respect to a fractional share of Ouster Common Stock to which such holder is entitled pursuant to Section 2.4 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Ouster Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Ouster Common Stock.

2.7 Velodyne Warrants.

(a) As of the Effective Time, each Velodyne Warrant that is outstanding and unexercised immediately prior to the Effective Time, whether or not then exercisable, shall be assumed by Ouster and shall be converted into a warrant (an “Ouster Warrant”) to acquire Ouster Common Stock. Each such Ouster Warrant as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Velodyne Warrant immediately prior to the Effective Time except that, as of the Effective Time, each such Ouster Warrant as so assumed and converted shall be a warrant to acquire that number of whole shares of Ouster Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Velodyne Common Stock subject to such Velodyne Warrant and (ii) the Velodyne Exchange Ratio, at an exercise price per share of Ouster Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of Velodyne Common Stock of such Velodyne Warrant by (y) the Velodyne Exchange Ratio.

(b) Not later than the Closing Date, Ouster and Velodyne shall deliver to the holders of Velodyne Warrants any notices required under the terms of the Velodyne Warrants, as applicable, in connection with this Agreement and the Transactions.

2.8 Stock Options and Stock-Based Awards.

(a) Treatment of Velodyne Stock Options. As of the Effective Time, by virtue of the First Merger and without any action on the part of the holders thereof, each option to acquire shares of Velodyne Common Stock (a “Velodyne Stock Option”) that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, that is held by an individual who is eligible to be included as an “employee” in a registration statement filed on Form S-8 as of immediately following the Effective Time (a “Continuing Service Provider”) shall be assumed by Ouster and shall be converted into an option (an “Ouster Stock Option”) to acquire shares of Ouster Common Stock in accordance with this Section 2.8(a). Each such Ouster Stock Option as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Ouster Stock Option immediately prior to the Effective Time except that, as of the Effective Time, each such Ouster Stock Option as so assumed and converted shall be an option to acquire that number of whole shares of Ouster

Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Velodyne Common Stock subject to such Velodyne Stock Option and (B) the Velodyne Exchange Ratio, at an exercise price per share of Ouster Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of Velodyne Common Stock of such Velodyne Stock Option by (y) the Velodyne Exchange Ratio (provided, that the exercise price and the number of shares of Ouster Common Stock subject to the Ouster Stock Option shall be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of Velodyne Stock Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code). Each Velodyne Stock Option that is not held by a Continuing Service Provider shall terminate as of immediately prior to the Effective Time for no consideration.

(b) As of the Effective Time, by virtue of the First Merger and without any action on the part of the holders thereof, each award of restricted stock units covering Velodyne Common Stock (each, a “Velodyne RSU Award”) that is outstanding immediately prior to the Effective Time and held by a Continuing Service Provider shall be assumed by Ouster and shall be converted into an award of restricted stock unit covering Ouster Common Stock (an “Ouster RSU Award”) in accordance with this Section 2.8(b). Each such Ouster RSU Award as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Velodyne RSU Award immediately prior to the Effective Time, except that, as of the Effective Time, each such Velodyne RSU Award shall be assumed and converted into an Ouster RSU Award covering that number of whole shares of Ouster Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Velodyne Common Stock subject to such Velodyne RSU Award and (B) the Velodyne Exchange Ratio. Each Velodyne RSU Award that is not held by a Continuing Service Provider shall terminate immediately prior to the Effective Time for no consideration.

(c) Treatment of Employee Stock Purchase Plan. Velodyne shall take all necessary actions with respect to the Velodyne 2020 Employee Stock Purchase Plan (the “Velodyne ESPP”) to (i) shorten any offering period in effect as of the last payroll date occurring prior to the Closing by setting a new “Purchase Date” (within the meaning of the Velodyne ESPP) in respect of such offering period that is no later than such payroll date (after crediting contributions for such payroll date) (the “Offering Period End Date”) and on the Offering Period End Date, cause the exercise of each outstanding purchase right under the Velodyne ESPP; and (ii) ensure that as of the Offering Period End Date, no offering periods or purchase periods commence and no payroll deductions or other contributions are made or effected with respect to the Velodyne ESPP.

(d) Subject to Section 5.14(g), as of the Effective Time, Ouster shall, by virtue of the First Merger, assume each Velodyne Stock Plan. Following the Effective Time, Ouster shall continue to maintain any such assumed plans (each, as may be amended or terminated from time to time in accordance therewith).

(e) Prior to the Effective Time, Velodyne shall take all necessary action for the adjustment and assumption of equity awards under this Section 2.8. Ouster shall reserve for future issuance a number of shares of Ouster Common Stock at least equal to the number of shares of Ouster Common Stock that will be subject to Ouster Stock Options and Ouster RSU Awards as a result of the actions contemplated by this Section 2.8. Not later than the Closing Date, Ouster shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Ouster Common Stock subject to such Ouster Stock Options and Ouster RSU Awards and shall distribute a prospectus relating to such Form S-8, and Ouster shall use reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Ouster Stock Options and Ouster RSU Awards remain outstanding.

2.9 Withholding Rights. Each of Ouster, the First Step Surviving Corporation, the Surviving Company, Velodyne, Merger Sub I, Merger Sub II and the Exchange Agent shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement to any Person, such amounts as are required to be deducted and withheld under the Code, Treasury Regulations promulgated under the Code or any applicable provisions of state, local or non-U.S. Tax Law. To the extent that amounts are so deducted and withheld and paid over to the applicable Governmental Entity in accordance with applicable Law, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person(s) in respect of which such deduction and withholding was made.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF VELODYNE

Except (a) as set forth in the Velodyne Disclosure Schedule (subject to Section 8.14) and (b) as otherwise disclosed or identified in the Velodyne SEC Documents publicly filed or furnished after September 29, 2020, and prior to the date hereof, without giving effect to any amendment to any such document filed on or after the date hereof (other than (i) any forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the Velodyne SEC Documents and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward looking in nature, and (ii) information included in, or incorporated by reference as, exhibits and schedules to any Velodyne SEC Document, and provided that the exception provided for in this clause (b) shall be applied if, and only if, the nature and content of the applicable disclosure in any such Velodyne SEC Document publicly filed or furnished prior to the date hereof is reasonably specific as to matters and items such that the subject matter of such disclosure is reasonably apparent on the face of the text of such disclosure to be applicable to the representation set forth herein), Velodyne hereby represents and warrants to Ouster as follows:

3.1 Organization. Each of Velodyne and, except where the failure to be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect, its Subsidiaries is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Each of Velodyne and its Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, operated or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had and would not reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect. Velodyne has provided Ouster true, complete and correct copies of the Amended and Restated Certificate of Incorporation (the “Velodyne Charter”) and Amended and Restated Bylaws of Velodyne (the “Velodyne Bylaws”) and equivalent organizational documents of its Subsidiaries as in effect as of the date of this Agreement. Velodyne is not in violation of any of the provisions of the Velodyne Charter, the Velodyne Bylaws or the equivalent organizational documents of its Subsidiaries.

3.2 Velodyne Capitalization.

(a) The authorized capital stock of Velodyne consists of two billion, two hundred and fifty million (2,250,000,000) shares of Velodyne Common Stock and twenty-five million (25,000,000) shares of Velodyne Preferred Stock. As of November 3, 2022 (the “Capitalization Date”), (i) 237,590,872 shares of Velodyne Common Stock (other than treasury shares) were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights and 9,408,823 of which constitute Velodyne Restricted Stock (which includes performance restricted stock at the maximum value), (ii) 0 shares of Velodyne Common Stock were held in the treasury of Velodyne or by its Subsidiaries, (iii) 8,364,531 shares of Velodyne Common Stock were issuable (and such number was reserved for issuance) upon exercise of Velodyne Stock Options and vesting of Velodyne RSU Awards outstanding as of such date (not including 5,690,588 shares of Velodyne Common Stock issuable under vesting of Velodyne RSU Awards that have been committed but not yet granted as of such date), (iv) 6,481,317 shares of Velodyne Common Stock were authorized for issuance pursuant to the Velodyne ESPP, (v) 4,480,425 shares of Velodyne Common Stock were issuable (and such number was reserved for issuance) upon exercise of warrants (the “Velodyne Public Warrants, at a weighted average exercise price of $11.50 per share, (vi) 39,784,213 shares of Velodyne Common Stock were issuable to Amazon, Inc. (and such number was reserved for issuance) upon exercise of warrants (together with the Velodyne Public Warrants, the “Velodyne Warrants”), at a weighted average exercise price of $4.16 per share, (vii) no shares of Velodyne Preferred Stock were issued and outstanding and (viii) 7,346,214 shares of preferred stock of 14352947 Canada Inc., a wholly owned subsidiary of Velodyne, are exchangeable on a one to one basis into Velodyne Common stock. Except for Velodyne Stock Options, Velodyne RSU Awards and awards of Velodyne Restricted Stock covering or constituting not more than 23,463,942 shares of Velodyne Common Stock (at maximum performance levels), 6,481,317 shares of Velodyne Common Stock authorized for issuance pursuant to the Velodyne ESPP and Velodyne Warrants exercisable into not more than 44,264,638 shares of Velodyne Common Stock, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Velodyne or any of its Subsidiaries is a party or by which Velodyne or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of Velodyne or any of its Subsidiaries, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating Velodyne or any of its Subsidiaries to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, Velodyne or any of its Subsidiaries. Since the Capitalization Date, Velodyne has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance described in this Section 3.2(a). Velodyne has previously provided Ouster with a true and complete list, by holder and as of the date hereof, of

(i) the prices at which each outstanding Velodyne Stock Option may be exercised, the number of shares of Velodyne Common Stock underlying such Velodyne Stock Options and Velodyne RSU Awards and comprising Velodyne Restricted Stock, the vesting schedule of the Velodyne Stock Options, Velodyne RSU Awards and Velodyne Restricted Stock and whether such option is intended to constitute an “incentive stock option” within the meaning of Section 422 of the Code and (ii) the prices at which each Velodyne Warrant may be exercised under the terms of such Velodyne Warrant and the number of shares of Velodyne Common Stock subject to each such Velodyne Warrant. All shares of Velodyne Common Stock subject to issuance under a Velodyne Stock Plan, or subject to issuance upon conversion of any Velodyne Preferred Stock or exercise of any Velodyne Warrant, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are no bonds, debentures, notes or other indebtedness of Velodyne having the right to vote on any matters on which stockholders of Velodyne may vote. Neither Velodyne nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Equity Interests of Velodyne or any of its Subsidiaries.

(b) There are no outstanding contractual obligations of Velodyne or any of its Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any shares of Velodyne Common Stock or Velodyne Preferred Stock, or any capital stock of, or other Equity Interests in, Velodyne or any of its Subsidiaries.

(c) Section 3.2(c) of the Velodyne Disclosure Schedule sets forth a true and complete list of all of the Subsidiaries of Velodyne and the jurisdiction of organization of each such Subsidiary. Except for Velodyne and as set forth in Section 3.2(c) of the Velodyne Disclosure Schedule, none of Velodyne or any of its Subsidiaries holds an Equity Interest in any other Person. Each outstanding share of capital stock or other Equity Interest in each Subsidiary of Velodyne is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by Velodyne or one or more of its wholly owned Subsidiaries, free and clear of all Liens. There are no outstanding contractual obligations of Velodyne or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of Velodyne (in excess of $100,000) or any other Person, other than guarantees by Velodyne of any indebtedness or other obligations of any wholly owned Subsidiary of Velodyne.

3.3 Authority; Execution and Delivery; Enforceability.

(a) Velodyne has all necessary power and authority to execute and deliver this Agreement, to perform and comply with its covenants and obligations under this Agreement and, subject to the receipt of the Velodyne Stockholder Approval, to consummate the Transactions. The execution and delivery by Velodyne of this Agreement, the performance and compliance by Velodyne with each of its covenants and obligations herein and the consummation by Velodyne of the Transactions have been duly authorized by all necessary corporate action on the part of Velodyne, subject to receipt of the Velodyne Stockholder Approval, and no other corporate proceedings on the part of Velodyne and no other stockholder votes are necessary to authorize this Agreement or the consummation by Velodyne of the Transactions. Velodyne has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Ouster, Merger Sub I and Merger Sub II of this Agreement, this Agreement constitutes its legal, valid and binding obligation, enforceable against Velodyne in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(b) The Velodyne Board, at a meeting duly called and held, unanimously adopted resolutions (i) adopting and approving this Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth in this Agreement, (ii) determining that the terms of this Agreement, the Mergers and the other Transactions are fair to, and in the best interests of, Velodyne and its stockholders, (iii) directing that this Agreement be submitted to the stockholders of Velodyne for approval and adoption, (iv) recommending that its stockholders adopt this Agreement, (v) declaring that this Agreement is advisable (the “Velodyne Recommendation”), (vi) determining that for purposes of the Velodyne Rights Agreement, this Agreement, the Mergers and the other Transactions shall be deemed to be Exempt Transactions (as such terms are defined in the Velodyne Rights Agreement) and (vii) determining that for purposes of the Velodyne Rights Agreement, none of Ouster, any of its stockholders nor any of their respective Affiliates or Associates (as such terms are defined in the Velodyne Rights Agreement) shall be deemed to be an Acquiring Person (as defined in the Velodyne Rights Agreement) as a result of the execution, delivery or performance of this Agreement, the Velodyne Stockholder Support Agreements or the Ouster Stockholder Support Agreements, or the consummation of the Mergers or any of the other Transactions (collectively with clause (vi), the “Velodyne Rights Determinations”).

(c) Assuming the accuracy of the representations and warranties in Section 4.20, to the Knowledge of Velodyne, no takeover, anti-takeover, business combination, control share acquisition or similar Law applies to this Agreement, the Mergers or the other Transactions. The only vote of holders of any class or series of Equity Interests of Velodyne necessary to approve the Transactions is the adoption of this Agreement by the holders of a majority of the shares of Velodyne Common Stock outstanding and entitled to vote thereon at the Velodyne Stockholders Meeting (the “Velodyne Stockholder Approval”). No other vote of the holders of Velodyne Common Stock, Velodyne Preferred Stock or any other Equity Interests of Velodyne is necessary to consummate the Transactions.

(d) Velodyne has taken all necessary action to render the Velodyne Rights Agreement inapplicable to the Mergers and the other Transactions and to terminate the Velodyne Rights Agreement immediately prior to the Effective Time (but subject to the occurrence of the Effective Time and the consummation of the Mergers and the other Transactions).

3.4 No Conflicts.

(a) The execution and delivery of this Agreement by Velodyne does not and will not, and the performance of this Agreement by Velodyne and the consummation of the Transactions will not, (i) assuming the Velodyne Stockholder Approval is obtained, conflict with or violate any provision of the Velodyne Charter or the Velodyne Bylaws or any equivalent organizational documents of any Subsidiary of Velodyne, (ii) assuming that all consents, approvals, authorizations and permits described in Section 3.4(b) have been obtained and all filings and notifications described in Section 3.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Velodyne or any of its Subsidiaries or by which any property or asset of Velodyne or any of its Subsidiaries is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss or impairment of any benefit under, constitute a default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) on any property or asset of Velodyne or any of its Subsidiaries pursuant to, any Contract or Permit (other than a Velodyne Benefit Plan), except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Mergers, (B) otherwise prevent or materially delay performance by Velodyne of any of its material obligations under this Agreement or (C) have a Velodyne Material Adverse Effect.

(b) The execution and delivery of this Agreement by Velodyne does not and will not, and the consummation by Velodyne of the Transactions and compliance by Velodyne with any of the terms or provisions hereof or thereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person, except (i) under the Exchange Act, Securities Act, any applicable blue sky Law and the rules and regulations of the NASDAQ, (ii) under the HSR Act (if applicable) or other applicable antitrust Laws, (iii) the filing of the First Certificate of Merger and the Second Certificate of Merger as required by the DGCL and the DLLCA, as applicable, and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications to a Person other than a Governmental Entity, would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Mergers or other Transactions, (B) otherwise prevent or materially delay performance by Velodyne of any of its material obligations under this Agreement or (C) have a Velodyne Material Adverse Effect.

3.5 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) Velodyne has filed or furnished on a timely basis all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by Velodyne with the SEC under the Securities Act or the Exchange Act since September 29, 2020 (the “Velodyne SEC Documents”). None of the Subsidiaries of Velodyne is required to make or makes any filings with the SEC.

(b) As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of this Agreement, each Velodyne SEC Document complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Velodyne SEC Document and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The consolidated financial statements of Velodyne included in the Velodyne SEC Documents (including, in each case, any notes or schedules thereto) (the “Velodyne SEC Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Velodyne SEC Financial Statements fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in stockholders’ equity of Velodyne (on a consolidated basis) as of the respective dates of and for the periods referred to in the Velodyne SEC Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), subject, in the case of interim Velodyne SEC Financial Statements, to normal year-end adjustments (which are not material in significance or amount) and the absence of notes.

(d) Velodyne is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder or under the Exchange Act (the “Sarbanes-Oxley Act”) and (ii) the applicable listing and corporate governance rules and regulations of the NASDAQ.

(e) To the Knowledge of Velodyne, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Velodyne SEC Documents and none of the Velodyne SEC Documents is the subject of ongoing SEC review. To the Knowledge of Velodyne, there are no SEC inquiries or investigations, in each case, pending or threatened, regarding any accounting practices of Velodyne.

(f) Velodyne has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. Velodyne’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by Velodyne in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Velodyne’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since October 1, 2020, Velodyne has had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect Velodyne’s ability to record, process, summarize and report financial information and Velodyne does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Velodyne’s internal control over financial reporting.

(g) Velodyne and its Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued or required to be reflected in Velodyne’s financial statements in accordance with GAAP), except (i) as disclosed, reflected or reserved against in the most recent unaudited balance sheet included in the Velodyne SEC Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent unaudited balance sheet included in the Velodyne SEC Financial Statements, (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Mergers or the Transactions and (iv) for liabilities and obligations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Velodyne Material Adverse Effect.

(h) Neither Velodyne nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Velodyne and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Velodyne or any of its Subsidiaries in Velodyne’s or such Subsidiary’s published financial statements or other Velodyne SEC Documents.

3.6 Absence of Certain Changes or Events. Since July 1, 2022, and through the date of this Agreement, (a) Velodyne and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course and in a manner consistent with past practice and (b) there has not been any change, event, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Velodyne Material Adverse Effect. Since July 1, 2022, and through the date of this Agreement, neither Velodyne nor any of its Subsidiaries has taken any action that would have constituted a breach of, or required Ouster’s consent pursuant to, Section 5.1 had the covenants therein applied since July 1, 2022.

3.7 Information Supplied. None of the information supplied or to be supplied by Velodyne for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Ouster in connection with the Mergers (the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Joint Proxy Statement will, at the date it or any amendment or supplement is mailed to each of the holders of Ouster Common Stock and Velodyne Common Stock and Velodyne Preferred Stock (if any) and at the time of each of the Ouster Stockholders Meeting and Velodyne Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Velodyne to such portions thereof that relate expressly to Ouster or any of its Subsidiaries, including Merger Sub I and Merger Sub II, or to statements made therein based on information supplied by or on behalf of Ouster for inclusion or incorporation by reference therein). The Form S-4 and the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act or Exchange Act, as applicable, and other applicable Law.

3.8 Legal Proceedings. As of the date hereof, there are no Proceedings pending, or to the Knowledge of Velodyne, threatened against Velodyne or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of Velodyne, that would, in each case, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions. There are no Proceedings pending, or to the Knowledge of Velodyne, threatened against Velodyne or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of Velodyne, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Velodyne Material Adverse Effect. Neither Velodyne nor any of its Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order that would, in each case, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions, except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Velodyne Material Adverse Effect.

3.9 Compliance with Laws.

(a) (i) Velodyne and its Subsidiaries are in compliance, and for the past three (3) years have been in compliance, with all Laws and Orders applicable to Velodyne or any of its Subsidiaries or any assets owned or used by any of them (except for such past noncompliance as has been remedied and imposes no continuing obligations or costs on Velodyne or its Subsidiaries), and (ii) neither Velodyne nor any of its Subsidiaries has received any written communication during the past three (3) years from a Governmental Entity that alleges that Velodyne or any of its Subsidiaries is not in compliance with any such Law or Order, except in the case of clauses (i) and (ii), where any non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have, a Velodyne Material Adverse Effect.

(b) Velodyne and each of its Subsidiaries (i) are in compliance, and for the past three (3) years have been in compliance, in all material respects with the United States Foreign Corrupt Practices Act of 1977 (the “FCPA”) and any other applicable Anti-corruption Laws; (ii) during the past three (3) years have not been investigated, to the Knowledge of Velodyne, by any Governmental Entity with respect to, or been given notice by a Governmental Entity or any other Person of, any actual or alleged violation by Velodyne or any of its Subsidiaries of the FCPA or any other Anti-corruption Laws; and (iii) during the past three (3) years have had an operational and effective FCPA and anti-corruption compliance program that includes, at a minimum, policies, procedures and training intended to enhance awareness of and compliance by Velodyne and its Subsidiaries with the FCPA and any other applicable Anti-corruption Laws.

(c) To the Knowledge of Velodyne, none of Velodyne or its Subsidiaries has, directly or indirectly through its Representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), offered, promised, paid, authorized or given money or anything of value to any Person for the purpose of: (i) influencing any act or decision of any Government Official or Other Covered Party; (ii) inducing any Government Official or Other Covered Party to do or omit to do an act in violation of a lawful duty; (iii) securing any improper advantage; or (iv) inducing any Government Official or Other Covered Party to influence the act or decision of a government or government instrumentality, in order to obtain or retain business, or direct business to, any Person or entity, in any way.

(d) To the Knowledge of Velodyne, during the past three (3) years, Velodyne and its Subsidiaries have maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with GAAP, in all material respects. There have been no false or fictitious entries made in the books and records of Velodyne or its Subsidiaries relating to any unlawful offer, payment, promise to pay, or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment, and Velodyne and its Subsidiaries have not established or maintained a secret or unrecorded fund.

(e) To the Knowledge of Velodyne, during the past three (3) years, none of Velodyne or its Subsidiaries has had a customer or supplier or other business relationship with, is a party to any Contract with, or has engaged in any transaction with, any Person (i) that is located, organized or domiciled in Crimea, Cuba, Iran, North Korea, Syria or the so-called Luhansk People’s Republic and so-called Donetsk People’s Republic regions of Ukraine (including any Governmental Entity within such countries or regions) or (ii) that is the subject of any international economic or trade sanction administered or enforced by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”), the United Nations Security Council, the European Union, Her Majesty’s Treasury, the United Kingdom Export Control Organization or other relevant sanctions authority (including but not limited to being listed on the Specially Designated Nationals and Blocked Persons List administered by OFAC).

(f) To the Knowledge of Velodyne, during the past three (3) years, Velodyne and its Subsidiaries have been in compliance with Customs and Trade Laws. To the Knowledge of Velodyne, during the past three (3) years, none of Velodyne or any of its Subsidiaries have (i) engaged in any dealings or transactions in or with any person or entity identified on the U.S. Department of Commerce’s Denied Persons List, Unverified List or Entity List, or the U.S. Department of State’s Debarred List, (ii) made any voluntary, directed or involuntary disclosure to any Governmental Entity with respect to any act or omission relating to any non-compliance with Customs and Trade Laws, (iii) been the subject of any investigation, inquiry or enforcement proceeding for violations of Customs and Trade Laws, or (iv) received any notice, request, penalty or citation for any non-compliance with Customs and Trade Laws.

3.10 Permits. Velodyne and each of its Subsidiaries have all required governmental permits, licenses, franchises, certificates, registrations, approvals, exemptions, clearances, exemptions, orders, billings and authorizations and similar rights (“Permits”) necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have a Velodyne Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect, (i) the operation of the business of Velodyne and its Subsidiaries as currently conducted is not, and has not been since October 1, 2020, in violation of, nor is Velodyne or its Subsidiaries in default or violation under, any Permit (except for such past violation or default as has been remedied and imposes no continuing obligations or costs on Velodyne or its Subsidiaries), and (ii) to the Knowledge of Velodyne, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Permit. There are no actions pending or, to the Knowledge of Velodyne, threatened, that seek the revocation, cancellation or modification of any Permit, except where such revocation, cancellation or modification, individually or in the aggregate, has not had and would not reasonably be expected to have, a Velodyne Material Adverse Effect. Since October 1, 2020, neither Velodyne nor its Subsidiaries have received written notice of any charge, claim or assertion alleging any violations of or noncompliance with any Permit, nor to the Knowledge of Velodyne, has any charge, claim or assertion been threatened, except where such notice, charge, claim or assertion, individually or in the aggregate, has not had and would not reasonably be expected to have, a Velodyne Material Adverse Effect.

3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Velodyne Disclosure Schedule sets forth a true and complete list of each material “employee benefit plan” as defined in Section 3(3) of ERISA and any other plan, policy, program, Contract, or arrangement providing compensation or other benefits to any current or former director, officer or employee (or to any dependent or beneficiary thereof) of Velodyne or any of its Subsidiaries, in each case, that is maintained, sponsored or contributed to by Velodyne or any of its Subsidiaries, or under which Velodyne or any of its Subsidiaries has any material obligation or material liability, whether actual or contingent, including each material employment, incentive, bonus, deferred compensation, profit-sharing, pension, retirement, vacation, holiday, sick pay, cafeteria, fringe benefit, medical, disability, retention, severance, termination, change in control, stock purchase, stock option, stock appreciation, phantom stock, restricted stock, restricted stock unit or other equity-based compensation plan, policy, program, practice or arrangement, in each case, which is not sponsored, administered or required to be maintained by a Governmental Entity (each, a “Velodyne Benefit Plan”). Neither Velodyne, nor to the Knowledge of Velodyne, any other Person, has made any legally enforceable commitment to (i) modify, change or terminate any Velodyne Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code or (ii) adopt any new Velodyne Benefit Plan.

(b) With respect to each Velodyne Benefit Plan, Velodyne has made available to Ouster a current written copy thereof (if any) and, to the extent applicable: (i) any amendments and any related trust agreement; (ii) the most recent IRS determination letter; (iii) the most recent summary plan description and summary of material modifications, and (iv) for the most recent plan year (A) the Form 5500 and attached schedules and (B) audited financial statements.

(c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect, each Velodyne Benefit Plan has been administered in accordance with its terms and all applicable Laws, including ERISA and the Code, and contributions required to be made under the terms of any of the Velodyne Benefit Plans have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Velodyne SEC Documents prior to the date of this Agreement.

(d) Except as has not resulted or would not reasonably be expected to result, individually or in the aggregate, in a Velodyne Material Adverse Effect: (i) each Velodyne Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter or opinion letter from the IRS as to its qualified status, and each trust established in connection with any Velodyne Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and to Velodyne’s Knowledge no fact or event has occurred that could adversely affect the qualified status of any such Velodyne Benefit Plan or the exempt status of any such trust, (ii) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), other than a transaction that is exempt under a statutory or administrative exemption, with respect to any Velodyne Benefit Plan, and (iii) no Proceeding has been brought, or to the Knowledge of Velodyne is threatened, against or with respect to any Velodyne Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than for routine benefits claims).

(e) No Velodyne Benefit Plan is, and neither Velodyne nor any of its ERISA Affiliates contributes to, has during the preceding six (6) years contributed to or has any liability or obligation, whether fixed or contingent, with respect to a multiemployer plan (as defined in Section 3(37) or Section 4001(a)(3) of ERISA) (“Multiemployer Plan”) or other plan subject to Title IV of ERISA or the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code. No material liability under Title IV of ERISA has been incurred by Velodyne or any ERISA Affiliate thereof that has not been satisfied in full, and no condition exists that would reasonably be expected to have a Velodyne Material Adverse Effect (whether primarily, jointly or secondarily) under Title IV of ERISA.

(f) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect, no amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the Mergers or other Transactions (either alone or in combination with another event), by any employee, officer or director of Velodyne or any of its Subsidiaries who is a “disqualified individual” (within the meaning of Section 280G of the Code) could be characterized as an “excess parachute payment” (within the meaning of Section 280G(b)(1) of the Code).

(g) Except as required by Law, no Velodyne Benefit Plan provides post-employment medical, disability or life insurance benefits to any former director, employee or their respective dependents (other than as required by health care continuation coverage as required by Section 4980B of the Code or any similar state law (“COBRA”) or ERISA or coverage through the end of the calendar month in which a termination of employment occurs).

(h) Except for the adjustment and assumption of the Velodyne Stock Options in accordance with Section 2.8, neither the execution of this Agreement nor the consummation of the Mergers or other Transactions (either alone or in combination with another event) will (i) entitle any employee or director of Velodyne or its Subsidiaries to a bonus, severance or change in control payment, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits, (iii) increase the amount payable or trigger any other material obligation pursuant to any of the Velodyne Benefit Plans or (iv) result in any breach or violation of, or default under any Velodyne Benefit Plan.

(i) Except as has not resulted or would not reasonably be expected to result, individually or in the aggregate, in a Velodyne Material Adverse Effect, each Velodyne Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code in all material respects has been operated and maintained in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder, to the extent such section and such guidance have been applicable to such Velodyne Benefit Plan. There is no agreement, plan, Contract or other arrangement to which Velodyne or any of its Subsidiaries is a party or by which any of them is otherwise bound to compensate any Person in respect of Taxes pursuant to Sections 409A or 4999 of the Code.

(j) Except as has not resulted and would not reasonably be expected to result, individually or in the aggregate, in a Velodyne Material Adverse Effect, with respect to each Velodyne Benefit Plan established or maintained outside of the United States of America primarily for the benefit of employees of Velodyne or its affiliates residing outside the United States of America (a “Velodyne Foreign Benefit Plan”): (i) all employer and employee contributions to each Velodyne Foreign Benefit Plan required by law or by the terms of any Velodyne Foreign Benefit Plan have been made or, if applicable, accrued, in accordance with normal accounting practices; (ii) the fair market value of the assets of each funded Velodyne Foreign Benefit Plan, the liability of each insurer for any Velodyne Foreign Benefit Plan funded through insurance or the book reserve established for any Velodyne Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such Velodyne Foreign Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Velodyne Foreign Benefit Plan, and neither the execution of this Agreement nor the consummation of the Mergers or other Transactions will cause such assets or insurance obligations to be less than such benefit obligations; and (iii) each Velodyne Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

3.12 Employee and Labor Matters.

(a) Neither Velodyne nor any of its Subsidiaries is a party to, bound by or currently negotiating any collective bargaining agreement, agreement with any works council or other labor Contract; no employees of Velodyne or any of its Subsidiaries are represented by a labor union, works council or other labor organization with respect to their employment with Velodyne or any of its Subsidiaries; no labor union, labor organization, works council or group of employees of Velodyne or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Velodyne, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority, nor to the Knowledge of Velodyne, have there been any such demands for recognition or certification, representation or certification proceedings or petitions since January 1, 2019. Neither Velodyne nor any of its Subsidiaries has engaged in any unfair labor practice with respect to any individuals employed by or otherwise performing services for Velodyne or any of its Subsidiaries (the “Velodyne Business Personnel”) or with respect to any former Velodyne Business Personnel, and there is no unfair labor practice complaint or grievance or other administrative or judicial complaint, action or investigation or other Proceeding pending or, to the Knowledge of Velodyne, threatened against Velodyne or any of its Subsidiaries by the National Labor Relations Board or any other Governmental Entity with respect to any current or former Velodyne Business Personnel which would reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect. There is no labor strike, dispute, lockout, slowdown or stoppage pending or, to the Knowledge of Velodyne, threatened against or affecting the employees of Velodyne or any of its Subsidiaries.

(b) Neither Velodyne nor any of its Subsidiaries is required to provide notice to any labor union, works council or similar representative body prior to the execution of this Agreement or the consummation of the Transactions, except where the failure to provide such notice would not, individually or in the aggregate, reasonably be expected to (i) result in material liability to Velodyne and its Subsidiaries or (ii) materially delay or prevent the consummation of the Transactions.

(c) Velodyne and its Subsidiaries are and have for the past five (5) years been in compliance with all applicable Laws respecting labor, employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wage payment, wages and hours, child labor, collective bargaining, immigration and work authorizations, employment discrimination, harassment, retaliation, civil rights, veterans’ rights, disability rights and benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, proper classification of employees as exempt or non-exempt and as employees or independent contractors, unemployment insurance and the collection and payment of withholding and/or social security Taxes and any similar Tax, except for noncompliance as individually or in the aggregate, has not had and would not reasonably be expected to have, a Velodyne Material Adverse Effect.

(d) To the Knowledge of Velodyne, no current or former Velodyne Business Personnel is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, non-solicitation agreement, restrictive covenant or other obligation to Velodyne or any of its Subsidiaries or to a former employer of any such employee relating (i) to the right of any such individual to be employed by or provide services for Velodyne or its Subsidiaries or (ii) to the knowledge or use of trade secrets or proprietary information.

(e) Neither Velodyne nor any of its Subsidiaries is a party to a settlement agreement with any current or former Velodyne Business Personnel that involves allegations relating to sexual harassment or sexual misconduct by either (i) an officer of Velodyne or any of its Subsidiaries or (ii) an employee of Velodyne or any of its Subsidiaries at the level of Vice President or above. To the Knowledge of Velodyne, since January 1, 2019, no allegations of sexual harassment or sexual misconduct have been made against (x) any officer of Velodyne or any of its Subsidiaries relating to his or her employment with Velodyne or any of its Subsidiaries or (y) an employee of Velodyne or any of its Subsidiaries at the level of Vice President or above relating to his or her employment with Velodyne or any of its Subsidiaries.

(f) Velodyne and its Subsidiaries are not delinquent in payments to any current or former Velodyne Business Personnel for any services or amounts required to be reimbursed or otherwise paid, except as currently does not have and would not reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect.

3.13 Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Velodyne Material Adverse Effect:

(a) Velodyne and each of its Subsidiaries (i) have been within the last three (3) years, and are, in material compliance with all, and are not subject to any liability with respect to noncompliance with any, applicable Environmental Laws, (ii) have and hold, or have applied for, all Environmental Permits necessary for the conduct of their business and the use of their properties and assets, as currently conducted and used, and (iii) are in compliance with their respective Environmental Permits.

(b) There are no Environmental Claims pending, nor to the Knowledge of Velodyne, threatened against Velodyne or any of its Subsidiaries, and none of Velodyne or any of its Subsidiaries has received any written notification of any allegation of actual or potential responsibility for any Release or threatened Release of any Hazardous Materials with respect to any location.

(c) To the Knowledge of Velodyne, there have been no Releases of Hazardous Materials at any properties that are owned, operated, leased or used by Velodyne or any of its Subsidiaries that are reasonably likely to cause Velodyne or any of its Subsidiaries to incur liability pursuant to applicable Environmental Law.

(d) None of Velodyne or any of its Subsidiaries (i) has entered into or agreed to any consent decree or consent order or, to the Knowledge of Velodyne, is otherwise subject to any judgment, decree, or judicial or administrative Order relating to compliance with Environmental Laws or Environmental Permits, the investigation, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials, and no Proceeding is pending, or to the Knowledge of Velodyne, is threatened, with respect thereto, or (ii) is an indemnitor by contract or otherwise in connection with any claim, demand, suit or action threatened or asserted by any third-party for any liability under any Environmental Law or otherwise relating to any Hazardous Materials.

3.14 Real Property.

(a) Velodyne owns no real property.

(b) Velodyne has made available to Ouster a true and complete copy of each lease, sublease, occupancy agreement or other Contract for the Velodyne Leased Real Property (collectively, the “Velodyne Real Property Leases”). Each of Velodyne or its Subsidiaries, as the case may be, has a valid and subsisting leasehold or subleasehold interest in the Velodyne Leased Real Property free and clear of all Liens, except for any Permitted Liens and except as would not reasonably be expected to interfere in any material respects with the current use and operation of the Velodyne Leased Real Property by Velodyne and its Subsidiaries.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect, neither Velodyne nor any of its Subsidiaries has received written notice of any Proceedings in eminent domain, condemnation or other similar Proceedings that are pending, and to Velodyne’s Knowledge there are no such Proceedings threatened, affecting any portion of the Velodyne Leased Real Property and neither Velodyne nor any of its Subsidiaries has received written notice of the existence of any Order or of any pending Proceeding relating to the ownership, lease, use, occupancy or operation by any

Person of the Velodyne Leased Real Property. Neither Velodyne nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any Person a material right to use or occupy any of the Velodyne Leased Real Property or any material portion thereof. Neither Velodyne nor any of its Subsidiaries has granted any option or other right to any third party to purchase any of the material Velodyne Leased Real Property or any material portion thereof. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect, each Velodyne Leased Real Property and all buildings and improvements located on the Velodyne Leased Real Property are in a state of good operating condition, subject to reasonable wear and tear.

(d) None of Velodyne or any of its Subsidiaries, as the case may be, (i) is in material breach of or material default under any Velodyne Real Property Lease, (ii) has Knowledge of the occurrence of an event which would reasonably be expected to result in a material breach of or a material default under any Velodyne Real Property Lease or (iii) has given or received any notice of default, termination, cancellation or nonrenewal with respect to any Velodyne Real Property Lease that, in each case, remains pending or uncured as of the date of this Agreement.

3.15 Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Velodyne Material Adverse Effect:

(i) (A) All Tax Returns that are required to be filed by or with respect to Velodyne or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), (B) all such Tax Returns are or will be true, complete and accurate, (C) Velodyne and its Subsidiaries have paid all Taxes due and owing by any of them (whether or not shown on any Tax Return) or appropriate reserves have been recorded in their books and records, (D) Velodyne and its Subsidiaries have established adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the Velodyne SEC Documents for all Taxes payable by Velodyne and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements and (E) Velodyne and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party; such withheld amounts were either timely paid to the appropriate Taxing Authority or set aside in accounts for such purpose and were reported to the appropriate Taxing Authority and to each such employee, independent contractor, creditor, stockholder or other third party, as required under Law.

(ii) No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to Velodyne or any of its Subsidiaries has been filed or entered into with any Taxing Authority, and no power of attorney with respect to any such Taxes has been granted to any Person that is in force.

(iii) (A) Neither Velodyne nor any of its Subsidiaries is the subject of any currently ongoing Tax audit or other proceeding with respect to any Taxes or Tax Return nor has any audit or other proceeding with respect to Taxes been proposed against any of them in writing and any deficiencies asserted or assessments made as a result of any audit or other proceeding with respect to Taxes have been resolved, are being contested in good faith, or adequate accruals or reserves for such deficiencies or assessments have been established and (B) neither Velodyne nor any of its Subsidiaries has received written notice of any deficiencies for any Tax of Velodyne or any of its Subsidiaries from any Taxing Authority for which there are not adequate reserves on the financial statements included in the Velodyne SEC Documents.

(iv) No claim has ever been made in writing by a Taxing Authority of a jurisdiction where Velodyne or any of its Subsidiaries has not filed Tax Returns that Velodyne or such Subsidiary is or may be subject to taxation by that jurisdiction.

(v) Neither Velodyne nor any of its Subsidiaries has constituted, in the two (2) years prior to the date of this Agreement, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) or otherwise as part of a plan (or series of related transactions) within the meaning of Section 355(e) of the Code, that includes the Mergers.

(vi) Neither Velodyne nor any of its Subsidiaries (A) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than such an agreement or arrangement exclusively between or among Velodyne and its Subsidiaries or an agreement entered into in the ordinary course of business which does not relate primarily to Taxes), (B) is or has been a member of any consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group comprised solely of (I) Subsidiaries of Velodyne or (II) Velodyne and any of its Subsidiaries), (C) has entered into a closing agreement pursuant to Section 7121 of the Code or any other binding agreement with a Taxing Authority that would have an effect on the determination of Velodyne’s or any of its Subsidiaries’ liability to Tax in a tax year ending after the Effective Time, or any predecessor provision or any similar provision of foreign, state or local Tax law or (D) has any liability for Taxes of any Person (other than Velodyne or any of its Subsidiaries) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor.

(vii) There are no Liens for Taxes upon any property or assets of Velodyne or any of its Subsidiaries, except for Taxes not yet due and payable.

(viii) Neither Velodyne nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and U.S. Treasury Regulation Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(ix) Velodyne is not a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(x) Neither Velodyne nor any of its Subsidiaries (A) has filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business and (B) will be required to include any item of income or gain in, or be required to exclude any item of deduction of loss from, any period ending after the Closing Date as a result of any (i) installment sale or open transaction made on or prior to the Closing Date outside the ordinary course of business, (ii) prepaid amount received prior to the Closing Date outside the ordinary course of business, or (iii) adjustment under Section 481 of the Code (or any corresponding provision of applicable state, local or non-U.S. Tax Law) by reason of a change in accounting method or otherwise. Neither Velodyne nor any of its Subsidiaries has made an election under Section 965 of the Code.

(b) Neither Velodyne nor any of its Subsidiaries has knowledge of any facts, agreements, plans or other circumstances, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or that would prevent Velodyne from obtaining the Velodyne Tax Opinion (as defined in Section 6.3(d)).

3.16 Material Contracts.

(a) All Contracts required to be filed as exhibits to the Velodyne SEC Documents have been so filed in a timely manner. Section 3.16(a) of the Velodyne Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each of the following Contracts, excluding any Velodyne Benefit Plans, to which Velodyne or any of its Subsidiaries is a party or by which Velodyne or any of its Subsidiaries or any of their assets or businesses are bound (and any amendments, supplements and modifications thereto):

(i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii) any Contract that materially limits the ability of Velodyne or any of its affiliates (including, following the consummation of the Transactions, the Surviving Company and its affiliates) to engage or compete in any line of business or in any geographic area;

(iii) any Contract required to be disclosed pursuant to Item 404 of Regulation S-K of the Exchange Act;

(iv) any Contract or series of related Contracts relating to indebtedness for borrowed money (A) in excess of $2,000,000 or (B) that becomes due and payable as a result of the Transactions;

(v) any material Contract pursuant to which a third party has licensed or granted any right to Velodyne or any of its Subsidiaries in any material Intellectual Property (the “Velodyne In-Licenses”);

(vi) any Contract pursuant to which both Velodyne or any of its Subsidiaries and a third party have licensed or granted substantially portfolio-wide rights in their respective Patents or other material Intellectual Property to one another (excluding licenses granted in the ordinary course of business by a customer to Velodyne or any of its Subsidiaries with respect to derivative works, improvements or modifications made by such third party to, or any implementations by such third party of, any product or technology provided to such third party by Velodyne or any of its Subsidiaries) (the “Velodyne IP Cross-Licenses”);

(vii) any material Contract pursuant to which Velodyne or any of its Subsidiaries has granted any third party any rights or licenses, other than Ordinary Course Licenses, with respect to any Velodyne Intellectual Property or any material product or technology owned or purported to be owned by Velodyne or any of its Subsidiaries (the “Velodyne Out-Licenses,” and collectively with the Velodyne In-Licenses and Velodyne IP Cross-Licenses, the “Velodyne IP Contracts”);

(viii) any Contract reasonably expected to result in payments in excess of $2,000,000 in any twelve (12) month period after the Closing Date;

(ix) any purchase, sale or supply contract that contains material volume requirements or commitments, exclusive or preferred purchasing, distribution or marketing arrangements for a material period of time, most favored nation status or similar provisions or promotional requirements, other than any such Contracts that are not material to Velodyne and its Subsidiaries;

(x) any Velodyne Real Property Lease reasonably expected to result in payments in excess of $1,000,000 in any twelve (12) month period after the Closing Date;

(xi) any agreement that grants any right of first refusal or right of first offer or similar right or put, call or similar right or that limits or purports to limit the ability of Velodyne or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses (in any case, in excess of $2,000,000);

(xii) any acquisition or divestiture agreement (A) entered into since October 1, 2020, with a purchase price in excess of $5,000,000 or (B) that contains “earn-out” provisions or other contingent payment obligations that could reasonably be expected to exceed $2,000,000 (including indemnification obligations) that have not been satisfied in full as of the date hereof;

(xiii) any agreement that by its terms prohibits or limits the payment of dividends or other distributions by Velodyne or any of its Subsidiaries;

(xiv) any Contract for any joint venture, partnership or similar arrangement, or any Contract involving a sharing of revenues, profits, losses, costs or liabilities by Velodyne with any other Person or any of its Subsidiaries;

(xv) any “single source” supply Contract pursuant to which goods or materials that are material to Velodyne or any of its Subsidiaries are supplied to Velodyne or such Subsidiary from an exclusive source; or

(xvi) any Contract with any Governmental Entity.

(b) Velodyne has heretofore made available to Ouster true, correct and complete copies of the Contracts set forth in Section 3.16(a).

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect, (i) all Contracts set forth or required to be set forth in Section 3.16(a) of the Velodyne Disclosure Schedule or filed or required to be filed as exhibits to the Velodyne SEC Documents (the “Velodyne Material Contracts”) are valid, binding and in full force and effect and are enforceable by Velodyne or its applicable Subsidiary in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought, (ii) Velodyne, or its applicable Subsidiary, has performed all obligations required to be performed by it under the Velodyne Material Contracts, and it is not (with or without notice or lapse of time, or both) in breach or default thereunder and, to the Knowledge of Velodyne, no other party to any Velodyne Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, (iii) since October 1, 2021, neither Velodyne nor any of its Subsidiaries has received written notice of any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Velodyne Material Contract, and (iv) neither Velodyne nor any of its Subsidiaries has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any Velodyne Material Contract.

3.17 Intellectual Property.

(a) Section 3.17(a)(1) of the Velodyne Disclosure Schedule sets forth a complete and accurate list of all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations and applications and (iv) internet domain name registrations, in each case, that are owned by Velodyne or any of its Subsidiaries (collectively, the “Velodyne Registered Intellectual Property”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect, Velodyne owns all right, title and interest in the Velodyne Intellectual Property free and clear of all Liens, other than Permitted Liens or Liens created by Ouster. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect, to the Knowledge of Velodyne, each item of material Velodyne Registered Intellectual Property that is shown as registered, filed, issued or applied for in Section 3.17(a) of the Velodyne Disclosure Schedule has been duly registered in, filed in or issued by an official governmental register and/or issuer (or officially recognized register or issuer) for such Intellectual Property and each such registration, filing, issuance and/or application, to the Knowledge of Velodyne, (x) has not been abandoned or cancelled, (y) has been maintained effective by all requisite filings, renewals and payments, and (z) remains in full force and effect.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect, to the Knowledge of Velodyne, each of Velodyne and its Subsidiaries owns and possesses all right, title and interest in and to (or has the right pursuant to a valid and enforceable license or otherwise possesses legally enforceable rights to use) all Intellectual Property that is necessary for or used or held for use in the conduct of the business of Velodyne and its Subsidiaries in substantially the same manner as presently conducted. Neither the execution and delivery of this Agreement by Velodyne, nor the performance of this Agreement by Velodyne, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to the continued use of, any rights of Velodyne or any of its Subsidiaries in any Velodyne Intellectual Property except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect, no third party has a joint ownership interest in or any exclusive rights that remain in effect in, and no third party has any “pick” right or other option to acquire ownership or exclusive rights in, including temporarily and including any rights of first offer, negotiation or refusal with respect to, any Velodyne Intellectual Property.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect, to the Knowledge of Velodyne, neither Velodyne nor any of its Subsidiaries nor the conduct of their businesses is infringing, misappropriating, diluting, or otherwise violating the Intellectual Property rights of any Person. Neither Velodyne nor any of its Subsidiaries has received any written charge, complaint, claim, demand, or notice since October 1, 2020 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution, or violation (including any claim that Velodyne or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any Person) which alleged infringement, misappropriation, dilution, or violation, if true, would reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect. To the Knowledge of Velodyne, no Person is infringing, misappropriating, diluting or otherwise violating any Intellectual Property owned by Velodyne or any of its Subsidiaries except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect. Neither Velodyne nor any of its Subsidiaries has made or asserted any charge, complaint, claim, demand or notice since October 1, 2020 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution or violation which alleged infringement, misappropriation, dilution or violation, if true, would reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect, there are no written orders, judgments, holdings, consents, decrees, settlements or rulings with respect to Velodyne Intellectual Property to which Velodyne or any of its Subsidiaries is bound (excluding, for the avoidance of doubt, ordinary course determinations by the United States Patent and Trademark Office or any equivalent foreign governmental authority).

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect: (i) Velodyne and its Subsidiaries have taken commercially reasonable steps to maintain, police and protect the Velodyne Intellectual Property, (ii) all Velodyne Intellectual Property that derives actual or potential economic value from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use has been maintained in confidence in accordance with protection procedures that are in accordance with procedures customarily used in the industry to protect rights of like importance and, to the Knowledge of Velodyne, adequate for protection against unauthorized disclosure or use, (iii) to the Knowledge of Velodyne, there has been no unauthorized disclosure of any Velodyne Intellectual Property, (iv) to the Knowledge of Velodyne, all former and current officers, directors, employees, personnel, consultants, advisors, agents, and independent contractors of Velodyne and its Subsidiaries, and each of their predecessors, who have contributed to or participated in the conception and development of Intellectual Property for such entities have entered into valid and binding proprietary rights agreements with Velodyne or any of its Subsidiaries or predecessors, vesting ownership of such Intellectual Property in Velodyne or any of its Subsidiaries, and (v) no such Person has asserted, and to the Knowledge of Velodyne, no such Person has, any right, title, interest or other claim in, or the right to receive any royalties or other consideration with respect to, any Velodyne Intellectual Property.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect, neither Velodyne nor any of its Subsidiaries has used, modified or distributed any “copyleft” open source materials such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License in a manner that: (i) requires the disclosure, licensing or distribution of any source code for any Velodyne Product; (ii) imposes any restriction on the consideration to be charged for the distribution of any Velodyne Products; (iii) creates obligations for Velodyne or any of its Subsidiaries with respect to the Velodyne Products other than those set forth in the applicable license for such “copyleft” open source materials, or grants to any third party any rights or immunities under any Velodyne Intellectual Property; or (iv) other than any attribution or notice requirement, imposes any other limitation, restriction or condition on the right or ability of Velodyne or any of its Subsidiaries to use or distribute any Velodyne Products.

(f) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect: (i) no source code for any Velodyne Products has been delivered, licensed or made available to any escrow agent or other Person who was not, as of the time thereof, an employee or independent contractor of Velodyne or any of its Subsidiaries, including under any license for open source materials, (ii) neither Velodyne nor any of its Subsidiaries has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Velodyne Products to any escrow agent or other Person, and (iii) to the Knowledge of Velodyne, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the delivery, license or disclosure of any source code for any Velodyne Products to any other Person who is not, as of the date hereof, an employee or independent contractor of Velodyne or any of its Subsidiaries.

(g) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect, no funding, facilities, or personnel of any Governmental Entity were used, to develop or create, in whole or in part, any Velodyne Intellectual Property pursuant to any Contract with any Governmental Entity that grants to such Governmental Entity any present or contingent exclusive rights or license with respect to any Velodyne Intellectual Property.

(h) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect, neither Velodyne nor any of its Subsidiaries is now or has ever been a member or promoter of, or a contributor to, any industry standards organization, body, working group or any similar organization that requires Velodyne or any of its Subsidiaries to grant or offer to any Person any license or right to any Velodyne Intellectual Property or to refrain from enforcing any Velodyne Intellectual Property.

(i) Neither Velodyne nor any Subsidiary of Velodyne is a party to any Contract which, upon the consummation of this Agreement or the Closing of the Transactions contemplated hereby, will result in (or purport to result in) the granting of any right, license, immunity from suit or covenant not to assert to any third party under or with respect to, (1) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect, any Velodyne Intellectual Property existing prior to the Closing Date, or (2) except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect, any Ouster Intellectual Property (for clarity, not including Velodyne Intellectual Property) existing prior to the Closing Date.

(j) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect, (i) the IT Assets of Velodyne and its Subsidiaries operate in all material respects in accordance with their documentation and functional specifications and as required by Velodyne and its Subsidiaries to operate the business of Velodyne and its Subsidiaries as presently conducted and have not, since October 1, 2019, materially malfunctioned or failed, (ii) Velodyne and its Subsidiaries have implemented commercially reasonable measures to protect the confidentiality and security of such IT Assets and information stored or contained therein against any unauthorized use, access, interruption or corruption and (iii) Velodyne and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance procedures with respect to their IT Assets.

3.18 Data Privacy. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect, since January 1, 2019: (i) Velodyne and its Subsidiaries have been in compliance with applicable Laws that govern Velodyne’s and its Subsidiaries’ use, disclosure and protection of Personal Information (collectively, “Velodyne Data Privacy and Security Laws”) and Velodyne’s and its Subsidiaries’ privacy policies and contractual commitments relating to privacy, data protection, data security or the collection, storage, handling, disclosure, transfer, use or processing of Personal Information or IT Assets (collectively with Velodyne Data Privacy and Security Laws, “Velodyne Privacy Obligations”), (ii) Velodyne and its Subsidiaries have implemented and maintained commercially reasonable organizational, physical, and technical measures designed to protect Personal Information against unauthorized access, acquisition, interruption, alteration, modification, or use, (iii) to the Knowledge of Velodyne, there have been no material breaches, violations, outages or unauthorized uses of or accesses to Personal Information maintained or processed by or on behalf of Velodyne and its Subsidiaries and (iv) Velodyne and its Subsidiaries have not received any written notification from any Governmental Entity that alleges a violation of any Velodyne Privacy Obligations.

3.19 Broker’s Fees. Except for BofA Securities, Inc., Velodyne’s financial advisor, neither Velodyne nor any of its Subsidiaries nor any of their respective officers or directors on behalf of Velodyne or such Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

3.20 Opinion of Financial Advisor. The Velodyne Board has received the opinion of BofA Securities, Inc., Velodyne’s financial advisor, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations set forth therein, the Velodyne Exchange Ratio provided for in the First Merger is fair, from a financial point of view, to the holders of outstanding shares of Velodyne Common Stock.

3.21 Ownership of Ouster Common Stock. Neither Velodyne nor any of its affiliates or associates is, nor at any time during the last three (3) years has Velodyne or any of its affiliates or associates been, an “interested stockholder” of Ouster as defined in Section 203 of the DGCL. Velodyne and its Subsidiaries, affiliates and associates do not beneficially own any shares of Ouster Common Stock, Ouster Preferred Stock or other securities of Ouster or any options, warrants or other rights to acquire Ouster Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, Ouster.

3.22 Insurance. As of the date hereof, all insurance policies (including policies providing casualty, liability and workers compensation coverage, but excluding any Velodyne Benefit Plans) to which Velodyne or any of its Subsidiaries is currently a party are in full force and effect, and, to the Knowledge of Velodyne, have been issued by licensed insurers, all premiums due and payable in respect of such insurance policies have been timely paid, and no notice of cancellation or termination has been received with respect to any such policies, except for such cancellations or terminations which would have not had and would not reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect, each of Velodyne and its Subsidiaries is, and since October 1, 2020, has been, insured with respect to its assets and properties and the conduct of its business in such amounts and against such risks as are in its reasonable judgment sufficient for compliance with Law and as are adequate to protect its assets and properties and the conduct of its business.

3.23 No Other Representations or Warranties. Velodyne hereby acknowledges and agrees that, except for the representations and warranties expressly set forth in Article 4, (a) none of Ouster nor any of its affiliates, stockholders or representatives or any other Person has made or is making any express or implied representation or warranty with respect to Ouster or its business or operations, including with respect to any information provided or made available to Velodyne or any of its affiliates, stockholders or representatives or any other Person, or, except as otherwise expressly set forth in this Agreement, had or has any duty or obligation to provide any information to Velodyne or any of its affiliates, stockholders or Representatives or any other Person, in connection with this Agreement, the transactions contemplated hereby or otherwise, and (b) to the fullest extent permitted by Law, none of Ouster nor any of its affiliates, stockholders or representatives or any other Person will have or be subject to any liability or indemnification or other obligation of any kind or nature to Velodyne or any of its affiliates, stockholders or representatives or any other Person, resulting from the delivery, dissemination or any other distribution to Velodyne or any of its affiliates, stockholders or representatives or any other Person, or the use by Velodyne or any of its affiliates, stockholders or representatives or any other Person, of any such information provided or made available to any of them by Ouster or any of its affiliates, stockholders or representatives or any other Person, and (subject to the express representations and warranties of Ouster expressly set forth in Article 4) Velodyne and its Subsidiaries, affiliates, stockholders and representatives or any other Person expressly disclaim reliance on any such information (including the accuracy or completeness thereof) or any representations or warranties, estimates, projections, predictions, data, financial information, memorandum, presentations or other materials, or other statements or omissions that may have been made by Ouster or any Person with respect to Ouster other than the representations and warranties expressly set forth in this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF OUSTER

Except (a) as set forth in the Ouster Disclosure Schedule (subject to Section 8.14) and (b) as otherwise disclosed or identified in the Ouster SEC Documents publicly filed or furnished after March 11, 2021, and prior to the date hereof, without giving effect to any amendment to any such document filed on or after the date hereof (other than (i) any forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the Ouster SEC Documents and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward looking in nature and (ii) information included in, or incorporated by reference as, exhibits and schedules to any Ouster SEC Document, and provided that the exception provided for in this clause (b) shall be applied if, and only if, the nature and content of the applicable disclosure in any such Ouster SEC Document publicly filed or furnished prior to the date hereof is reasonably specific as to matters and items such that the subject matter of such disclosure is reasonably apparent on the face of the text of such disclosure to be applicable to the representation set forth herein), Ouster hereby represents and warrants to Velodyne as follows:

4.1 Organization. Each of Ouster and, except where the failure to be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect, its Subsidiaries, including Merger Sub I and Merger Sub II, is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Each of Ouster and its Subsidiaries, including Merger Sub I and Merger Sub II, is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, operated or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had and would not reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect. Ouster has provided Velodyne true, complete and correct copies of the Certificate of Incorporation (the “Ouster Charter”) and Bylaws of Ouster (the “Ouster Bylaws”) and equivalent organizational documents of its Subsidiaries, as in effect as of the date of this Agreement. Ouster is not in violation of any of the provisions of the Ouster Charter, the Ouster Bylaws or the equivalent organizational documents of its Subsidiaries.

4.2 Ouster Capitalization.

(a) The authorized capital stock of Ouster consists of one billion (1,000,000,000) shares of Ouster Common Stock and one hundred million (100,000,000) shares of Ouster Preferred Stock. As of the Capitalization Date, (i) 184,495,577 shares of Ouster Common Stock (other than treasury shares) were issued and outstanding, of which 44,636,713 shares constitute Ouster Restricted Stock and all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (ii) no shares of Ouster Common Stock were held in the treasury of Ouster or by its Subsidiaries, (iii) 38,815,117 shares of Ouster Common Stock were issuable (and such number was reserved for issuance) upon exercise of Ouster Stock Options and settlement of Ouster RSU Awards outstanding as of such date, (iv) 6,950,000 shares of Ouster Common Stock were authorized for issuance pursuant to the Ouster 2022 Employee Stock Purchase Plan (the “Ouster ESPP”) and (v) 15,999,900 shares of Ouster Common Stock were issuable (and such number was reserved for issuance) upon exercise of the Ouster Warrants, at a weighted average exercise price of $11.50 per share and (vi) no shares of Ouster Preferred Stock were issued and outstanding. Except for Ouster Stock Options and Ouster RSU Awards covering not more than 38,815,117 shares of Ouster Common Stock, 6,950,000 shares of Ouster Common Stock authorized for issuance pursuant to the Ouster ESPP and Ouster Warrants exercisable into not more than 15,999,900 shares of Ouster Common Stock, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Ouster or any of its Subsidiaries is a party or by which Ouster or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of Ouster or any of its Subsidiaries, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating Ouster or any of its Subsidiaries to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, Ouster or any of its Subsidiaries. Since the Capitalization Date, Ouster has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance described in this Section 4.2(a). Ouster has previously provided Velodyne with a true and complete list, by holder and as of the date hereof, of the prices at which each outstanding Ouster Stock Option may be exercised, the number of shares of Ouster Common Stock underlying such Ouster Stock Options and Ouster RSU Awards and comprising Ouster Restricted Stock and the vesting schedule of the Ouster Stock Options, Ouster RSU Awards and Ouster Restricted Stock and whether the Ouster Stock Option is intended to constitute an “incentive stock option” within the meaning of Section 422 of the Code. All shares of Ouster Common Stock subject to issuance under an Ouster Stock Plan, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are no bonds, debentures, notes or other indebtedness of Ouster having the right to vote on any matters on which stockholders of Ouster may vote. Neither Ouster nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Equity Interests of Ouster or any of its Subsidiaries.

(b) There are no outstanding contractual obligations of Ouster or any of its Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any shares of Ouster Common Stock or any capital stock of, or other Equity Interests in, Ouster or any of its Subsidiaries.

(c) Section 4.2(c) of the Ouster Disclosure Schedule sets forth a true and complete list of all of the Subsidiaries of Ouster and the jurisdiction of organization of each such Subsidiary. Except for Ouster, Merger Sub I and Merger Sub II and as set forth in Section 4.2(c) of the Ouster Disclosure Schedule, none of Ouster or any of its Subsidiaries holds an Equity Interest in any other Person. Each outstanding share of capital stock or other Equity Interest in each Subsidiary of Ouster is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by Ouster or one or more of its wholly owned Subsidiaries free and clear of all Liens. There are no outstanding contractual obligations of Ouster or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of Ouster (in excess of $2,000,000) or any other Person, other than guarantees by Ouster of any indebtedness or other obligations of any wholly owned Subsidiary of Ouster.

4.3 Authority; Execution and Delivery; Enforceability.

(a) Ouster has all necessary power and authority to execute and deliver this Agreement, to perform and comply with its covenants and obligations under this Agreement and, subject to the receipt of the Ouster Stockholder Approval and to the adoption of this Agreement by Ouster as the sole stockholder of Merger Sub I and the sole member of Merger Sub II, to consummate the Transactions applicable to such party. The execution and delivery by Ouster of this Agreement, the performance and compliance by Ouster with each of its covenants and obligations herein and the consummation by Ouster of the Transactions have been duly authorized by all necessary corporate action on the part of Ouster, subject to the receipt of the Ouster

Stockholder Approval and to the adoption of this Agreement by Ouster as the sole stockholder of Merger Sub I and the sole member of Merger Sub II, and no other corporate proceedings on the part of Ouster and no other stockholder or member votes are necessary to authorize this Agreement or the consummation by Ouster of the Transactions to which it is a party. Ouster has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Velodyne of this Agreement, this Agreement constitutes its legal, valid and binding obligation, enforceable against Ouster in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(b) The Ouster Board, at a meeting duly called and held, adopted resolutions (i) adopting and approving this Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth in this Agreement, (ii) determining that the terms of this Agreement, the Mergers and the other Transactions are fair to, and in the best interests of, Ouster and its stockholders, (iii) directing that the Ouster Common Stock Issuance be submitted to the stockholders of Ouster for approval, (iv) recommending that its stockholders approve the Ouster Common Stock Issuance and (v) declaring that the Ouster Common Stock Issuance is advisable (the “Ouster Recommendation”).

(c) Assuming the accuracy of the representations and warranties in Section 3.21, to the Knowledge of Ouster, no takeover, anti-takeover, business combination, control share acquisition or similar Law applies to this Agreement, the Mergers or the other Transactions. The only vote of holders of any class or series of Equity Interests of Ouster necessary to approve the Transactions is the approval of the Ouster Common Stock Issuance by the holders of a majority of the shares of Ouster Common Stock entitled to vote thereon and present in person or represented by proxy at the Ouster Stockholders Meeting in accordance with the rules and regulations of the NYSE and the organizational documents of Ouster (the “Ouster Stockholder Approval”). No other vote of the holders of Ouster Common Stock or any other Equity Interests of Ouster is necessary to consummate the Transactions.

4.4 No Conflicts.

(a) The execution and delivery of this Agreement by Ouster does not and will not, and the performance of this Agreement by Ouster and the consummation of the Transactions will not, (i) assuming the Ouster Stockholder Approval is obtained and this Agreement is adopted by Ouster as the sole stockholder of Merger Sub I and the sole member of Merger Sub II, conflict with or violate any provision of the Ouster Charter or the Ouster Bylaws or any equivalent organizational documents of any Subsidiary of Ouster, including Merger Sub I and Merger Sub II, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.4(b) have been obtained and all filings and notifications described in Section 4.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Ouster or any of its Subsidiaries, including Merger Sub I and Merger Sub II, or by which any property or asset of Ouster or any of its Subsidiaries, including Merger Sub I and Merger Sub II, is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss or impairment of any benefit under, constitute a default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) on any property or asset of Ouster or any of its Subsidiaries, including Merger Sub I and Merger Sub II, pursuant to, any Contract or Permit (other than an Ouster Benefit Plan), except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Merger, (B) otherwise prevent or materially delay performance by Ouster of any of its material obligations under this Agreement or (C) have an Ouster Material Adverse Effect.

(b) The execution and delivery of this Agreement by Ouster does not and will not, and the consummation by Ouster of the Transactions to which it is a party and compliance by Ouster with any of the terms or provisions hereof or thereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person, except (i) under the Exchange Act, Securities Act, any applicable blue sky Law and the rules and regulations of the NYSE, (ii) under the HSR Act (if applicable) or other applicable antitrust Laws, (iii) the filing of the First Certificate of Merger and the Second Certificate of Merger as required by the DGCL and the DLLCA, as applicable, and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications to a Person other than a Governmental Entity, would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Mergers or other Transactions, (B) otherwise prevent or materially delay performance by Ouster of any of its material obligations under this Agreement or (C) have an Ouster Material Adverse Effect.

4.5 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) Ouster has filed or furnished on a timely basis all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by Ouster with the SEC under the Securities Act or the Exchange Act since March 11, 2021 (the “Ouster SEC Documents”). None of the Subsidiaries of Ouster is required to make or makes any filings with the SEC.

(b) As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of this Agreement, each Ouster SEC Document complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Ouster SEC Document and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The consolidated financial statements of Ouster included in the Ouster SEC Documents (including, in each case, any notes or schedules thereto) (the “Ouster SEC Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Ouster SEC Financial Statements fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in stockholders’ equity of Ouster (on a consolidated basis) as of the respective dates of and for the periods referred to in the Ouster SEC Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), subject, in the case of interim Ouster SEC Financial Statements, to normal year-end adjustments (which are not material in significance or amount) and the absence of notes.

(d) Ouster is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

(e) To the Knowledge of Ouster, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Ouster SEC Documents and none of the Ouster SEC Documents is the subject of ongoing SEC review. To the Knowledge of Ouster, there are no SEC inquiries or investigations, in each case, pending or threatened, regarding any accounting practices of Ouster.

(f) Ouster has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. Ouster’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by Ouster in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Ouster’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since October 1, 2020, Ouster has had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect Ouster’s ability to record, process, summarize and report financial information and Ouster does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Ouster’s internal control over financial reporting.

(g) Ouster and its Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued or required to be reflected in Ouster’s financial statements in accordance with GAAP), except (i) as disclosed, reflected or reserved against in the most recent unaudited balance sheet included in the Ouster SEC Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent unaudited balance sheet included in the Ouster SEC Financial Statements, (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Mergers or the Transactions and (iv) for liabilities and obligations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, an Ouster Material Adverse Effect.

(h) Neither Ouster nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Ouster and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Ouster or any of its Subsidiaries in Ouster’s or such Subsidiary’s published financial statements or other Ouster SEC Documents.

4.6 Absence of Certain Changes or Events. Since July 1, 2022, and through the date of this Agreement, (a) Ouster and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course and in a manner consistent with past practice and (b) there has not been any change, event, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have an Ouster Material Adverse Effect. Since July 1, 2022, and through the date of this Agreement, neither Ouster nor any of its Subsidiaries has taken any action that would have constituted a breach of, or required Velodyne’s consent pursuant to, Section 5.2 had the covenants therein applied since July 1, 2022.

4.7 Information Supplied. None of the information supplied or to be supplied by Ouster for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Joint Proxy Statement will, at the date it or any amendment or supplement is mailed to each of the holders of Ouster Common Stock and Velodyne Common Stock and Velodyne Preferred Stock (if any) and at the time of each of the Ouster Stockholders Meeting and Velodyne Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Ouster to such portions thereof that relate expressly to Velodyne or any of its Subsidiaries or to statements made therein based on information supplied by or on behalf of Velodyne for inclusion or incorporation by reference therein). The Form S-4 and the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act or Exchange Act, as applicable, and other applicable Law.

4.8 Legal Proceedings. As of the date hereof, there are no Proceedings pending, or to the Knowledge of Ouster, threatened against Ouster or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of Ouster, that would, in each case, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions. There are no Proceedings pending, or to the Knowledge of Ouster, threatened against Ouster or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of Ouster, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, an Ouster Material Adverse Effect. Neither Ouster nor any of its Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order that would, in each case, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions, except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, an Ouster Material Adverse Effect.

4.9 Compliance with Laws.

(a) (i) Ouster and its Subsidiaries are in compliance, and for the past three (3) years have been in compliance, with all Laws and Orders applicable to Ouster or any of its Subsidiaries or any assets owned or used by any of them (except for such past noncompliance as has been remedied and imposes no continuing obligations or costs on Ouster or its Subsidiaries), and (ii) neither Ouster nor any of its Subsidiaries has received any written communication during the past three (3) years from a Governmental Entity that alleges that Ouster or any of its Subsidiaries is not in compliance with any such Law or Order, except in the case of clauses (i) and (ii), where any non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have, an Ouster Material Adverse Effect.

(b) Ouster and each of its Subsidiaries (i) are in compliance, and for the past three (3) years have been in compliance, in all material respects with the FCPA and any other applicable Anti-corruption Laws; (ii) during the past three (3) years have not been investigated, to the Knowledge of Ouster, by any Governmental Entity with respect to, or been given notice by a Governmental Entity or any other Person of, any actual or alleged violation by Ouster or any of its Subsidiaries of the FCPA or any other Anti-corruption Laws; and (iii) during the past three (3) years have had an operational and effective FCPA and anti-corruption compliance program that includes, at a minimum, policies, procedures and training intended to enhance awareness of and compliance by Ouster and its Subsidiaries with the FCPA and any other applicable Anti-corruption Laws.

(c) To the Knowledge of Ouster, none of Ouster or its Subsidiaries has directly or indirectly through its Representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), offered, promised, paid, authorized or given money or anything of value to any Person for the purpose of: (i) influencing any act or decision of any Government Official or Other Covered Party; (ii) inducing any Government Official or Other Covered Party to do or omit to do an act in violation of a lawful duty; (iii) securing any improper advantage; or (iv) inducing any Government Official or Other Covered Party to influence the act or decision of a government or government instrumentality, in order to obtain or retain business, or direct business to, any Person or entity, in any way.

(d) To the Knowledge of Ouster, during the past three (3) years, Ouster and its Subsidiaries have maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with GAAP, in all material respects. There have been no false or fictitious entries made in the books and records of Ouster or its Subsidiaries relating to any unlawful offer, payment, promise to pay, or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment, and Ouster and its Subsidiaries have not established or maintained a secret or unrecorded fund.

(e) To the Knowledge of Ouster, during the past three (3) years, none of Ouster or its Subsidiaries has had a customer or supplier or other business relationship with, is a party to any Contract with, or has engaged in any transaction with, any Person (i) that is located, organized or domiciled in Crimea, Cuba, Iran, North Korea, Syria or the so-called Luhansk People’s Republic and so-called Donetsk People’s Republic regions of Ukraine (including any Governmental Entity within such countries or regions) or (ii) that is the subject of any international economic or trade sanction administered or enforced by OFAC, the United Nations Security Council, the European Union, Her Majesty’s Treasury, the United Kingdom Export Control Organization or other relevant sanctions authority (including but not limited to being listed on the Specially Designated Nationals and Blocked Persons List administered by OFAC).

(f) To the Knowledge of Ouster, during the past three (3) years, Ouster and its Subsidiaries have been in compliance with Customs and Trade Laws. To the Knowledge of Ouster, during the past three (3) years, none of Ouster or any of its Subsidiaries have (i) engaged in any dealings or transactions in or with any person or entity identified on the U.S. Department of Commerce’s Denied Persons List, Unverified List or Entity List, or the U.S. Department of State’s Debarred List, (ii) made any voluntary, directed or involuntary disclosure to any Governmental Entity with respect to any act or omission relating to any non-compliance with Customs and Trade Laws, (iii) been the subject of any investigation, inquiry or enforcement proceeding for violations of Customs and Trade Laws, or (iv) received any notice, request, penalty or citation for any non-compliance with Customs and Trade Laws.

4.10 Permits. Ouster and each of its Subsidiaries have all Permits necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have, an Ouster Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect, (i) the operation of the business of Ouster and its Subsidiaries as currently conducted is not, and has not been since October 1, 2020, in violation of, nor is Ouster or its Subsidiaries in default or violation under, any Permit (except for such past violation or default as has been remedied and imposes no continuing obligations or costs on Ouster or its Subsidiaries), and (ii) to the Knowledge of Ouster, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Permit. There are no actions pending or, to the Knowledge of Ouster, threatened, that seek the revocation, cancellation or modification of any Permit, except where such revocation, cancellation or modification, individually or in the aggregate, has not had and would not reasonably be expected to have, an Ouster Material Adverse Effect. Since October 1, 2020, neither Ouster nor its Subsidiaries have received written notice of any charge, claim or assertion alleging any violations of or noncompliance with any Permit, nor to the Knowledge of Ouster, has any charge, claim or assertion been threatened, except where such notice, charge, claim or assertion, individually or in the aggregate, has not had and would not reasonably be expected to have, an Ouster Material Adverse Effect.

4.11 Employee Benefit Plans.

(a) Section 4.11(a) of the Ouster Disclosure Schedule sets forth a true and complete list of each material “employee benefit plan” as defined in Section 3(3) of ERISA and any other plan, policy, program, Contract, or arrangement providing compensation or other benefits to any current or former director, officer or employee (or to any dependent or beneficiary thereof) of Ouster or any of its Subsidiaries, in each case, that is maintained, sponsored or contributed to by Ouster or any of its Subsidiaries, or under which Ouster or any of its Subsidiaries has any material obligation or material liability, whether actual or contingent, including each material employment, incentive, bonus, deferred compensation, profit-sharing, pension, retirement, vacation, holiday, sick pay, cafeteria, fringe benefit, medical, disability, retention, severance, termination, change in control, stock purchase, stock option, stock appreciation, phantom stock, restricted stock, restricted stock unit or other equity-based compensation plan, policy, program, practice or arrangement, in each case, which is not sponsored, administered or required to be maintained by a Governmental Entity (each, a “Ouster Benefit Plan”). Neither Ouster, nor to the Knowledge of Ouster, any other Person, has made any legally enforceable commitment to (i) modify, change or terminate any Ouster Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code or (ii) adopt any new Ouster Benefit Plan.

(b) With respect to each Ouster Benefit Plan, Ouster has made available to Velodyne a current written copy thereof (if any) and, to the extent applicable: (i) any amendments and any related trust agreement; (ii) the most recent IRS determination letter; (iii) the most recent summary plan description and summary of material modifications, and (iv) for the most recent plan year (A) the Form 5500 and attached schedules and (B) audited financial statements.

(c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect, each Ouster Benefit Plan has been administered in accordance with its terms and all applicable Laws, including ERISA and the Code, and contributions required to be made under the terms of any of the Ouster Benefit Plans have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Ouster SEC Documents prior to the date of this Agreement.

(d) Except as has not resulted or would not reasonably be expected to result, individually or in the aggregate, in an Ouster Material Adverse Effect: (i) each Ouster Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter or opinion letter from the IRS as to its qualified status, and each trust established in connection with any Ouster Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and to Ouster’s Knowledge no fact or event has occurred that could adversely affect the qualified status of any such Ouster Benefit Plan or the exempt status of any such trust, (ii) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), other than a transaction that is exempt under a statutory or administrative exemption, with respect to any Ouster Benefit Plan, and (iii) no Proceeding has been brought, or to the Knowledge of Ouster is threatened, against or with respect to any Ouster Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than for routine benefits claims).

(e) No Ouster Benefit Plan is, and neither Ouster nor any of its ERISA Affiliates contributes to, has during the preceding six (6) years contributed to or has any liability or obligation, whether fixed or contingent, with respect to a Multiemployer Plan or other plan subject to Title IV of ERISA or the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code. No material liability under Title IV of ERISA has been incurred by Ouster or any ERISA Affiliate thereof that has not been satisfied in full, and no condition exists that would reasonably be expected to have an Ouster Material Adverse Effect (whether primarily, jointly or secondarily) under Title IV of ERISA.

(f) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect, no amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the Mergers or other Transactions (either alone or in combination with another event), by any employee, officer or director of Ouster or any of its Subsidiaries who is a “disqualified individual” (within the meaning of Section 280G of the Code) could be characterized as an “excess parachute payment” (within the meaning of Section 280G(b)(1) of the Code).

(g) Except as required by Law, no Ouster Benefit Plan provides post-employment medical, disability or life insurance benefits to any former director, employee or their respective dependents (other than as required by health care continuation coverage as required by COBRA or ERISA or coverage through the end of the calendar month in which a termination of employment occurs).

(h) Neither the execution of this Agreement nor the consummation of the Mergers or other Transactions (either alone or in combination with another event) will (i) entitle any employee or director of Ouster or its Subsidiaries to a bonus, severance or change in control payment, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits, (iii) increase the amount payable or trigger any other material obligation pursuant to any of the Ouster Benefit Plans or (iv) result in any breach or violation of, or default under any Ouster Benefit Plan.

(i) Except as has not resulted or would not reasonably be expected to result, individually or in the aggregate, in an Ouster Material Adverse Effect, each Ouster Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code in all material respects has been operated and maintained in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder, to the extent such section and such guidance have been applicable to such Ouster Benefit Plan. There is no agreement, plan, Contract or other arrangement to which Ouster or any of its Subsidiaries is a party or by which any of them is otherwise bound to compensate any Person in respect of Taxes pursuant to Sections 409A or 4999 of the Code.

(j) Except as has not resulted and would not reasonably be expected to result, individually or in the aggregate, in an Ouster Material Adverse Effect, with respect to each Ouster Benefit Plan established or maintained outside of the United States of America primarily for the benefit of employees of Ouster or its affiliates residing outside the United States of America (an “Ouster Foreign Benefit Plan”): (i) all employer and employee contributions to each Ouster Foreign Benefit Plan required by law or by the terms of any Ouster Foreign Benefit Plan have been made or, if applicable, accrued, in accordance with normal accounting practices; (ii) the fair market value of the assets of each funded Ouster Foreign Benefit Plan, the liability of each insurer for any Ouster Foreign Benefit Plan funded through insurance or the book reserve established for any Ouster Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such Ouster Foreign Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Ouster Foreign Benefit Plan, and neither the execution of this Agreement nor the consummation of the Mergers or other Transactions will cause such assets or insurance obligations to be less than such benefit obligations; and (iii) each Ouster Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

4.12 Employee and Labor Matters.

(a) Neither Ouster nor any of its Subsidiaries is a party to, bound by or currently negotiating any collective bargaining agreement, agreement with any works council or other labor Contract; no employees of Ouster or any of its Subsidiaries are represented by a labor union, works council or other labor organization with respect to their employment with Ouster or any of its Subsidiaries; no labor union, labor organization, works council or group of employees of Ouster or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Ouster, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority, nor to the Knowledge of Ouster, have there been any such demands for recognition or certification, representation or certification proceedings or petitions since January 1, 2019. Neither Ouster nor any of its Subsidiaries has engaged in any unfair labor practice with respect to any individuals employed by or otherwise performing services for Ouster or any of its Subsidiaries (the “Ouster Business Personnel”) or with respect to any former Ouster Business Personnel, and there is no unfair labor practice complaint or grievance or other administrative or judicial complaint, action or investigation or other Proceeding pending or, to the Knowledge of Ouster, threatened against Ouster or any of its Subsidiaries by the National Labor Relations Board or any other Governmental Entity with respect to any current or former Ouster Business Personnel which would reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect. There is no labor strike, dispute, lockout, slowdown or stoppage pending or, to the Knowledge of Ouster, threatened against or affecting the employees of Ouster or any of its Subsidiaries.

(b) Neither Ouster nor any of its Subsidiaries is required to provide notice to any labor union, works council or similar representative body prior to the execution of this Agreement or the consummation of the Transactions, except where the failure to provide such notice would not, individually or in the aggregate, reasonably be expected to (i) result in material liability to Ouster and its Subsidiaries or (ii) materially delay or prevent the consummation of the Transactions.

(c) Ouster and its Subsidiaries are and have for the past five (5) years been in compliance with all applicable Laws respecting labor, employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wage payment, wages and hours, child labor, collective bargaining, immigration and work authorizations, employment discrimination, harassment, retaliation, civil rights, veterans’ rights, disability rights and benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, proper classification of employees as exempt or non-exempt and as employees or independent contractors, unemployment insurance and the collection and payment of withholding and/or social security Taxes and any similar Tax, except for noncompliance as individually or in the aggregate, has not had and would not reasonably be expected to have, an Ouster Material Adverse Effect.

(d) To the Knowledge of Ouster, no current or former Ouster Business Personnel is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, non-solicitation agreement, restrictive covenant or other obligation to Ouster or any of its Subsidiaries or to a former employer of any such employee relating (i) to the right of any such individual to be employed by or provide services for Ouster or its Subsidiaries or (ii) to the knowledge or use of trade secrets or proprietary information.

(e) Neither Ouster nor any of its Subsidiaries is a party to a settlement agreement with any current or former Ouster Business Personnel that involves allegations relating to sexual harassment or sexual misconduct by either (i) an officer of Ouster or any of its Subsidiaries or (ii) an employee of Ouster or any of its Subsidiaries at the level of Vice President or above. To the Knowledge of Ouster, since January 1, 2019, no allegations of sexual harassment or sexual misconduct have been made against (x) any officer of Ouster or any of its Subsidiaries relating to his or her employment with Ouster or any of its Subsidiaries or (y) an employee of Ouster or any of its Subsidiaries at the level of Vice President or above relating to his or her employment with Ouster or any of its Subsidiaries.

(f) Ouster and its Subsidiaries are not delinquent in payments to any current or former Ouster Business Personnel for any services or amounts required to be reimbursed or otherwise paid, except as currently does not have and would not reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect.

4.13 Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have, an Ouster Material Adverse Effect:

(a) Ouster and each of its Subsidiaries (i) have been within the last three (3) years, and are, in material compliance with all, and are not subject to any liability with respect to noncompliance with any, applicable Environmental Laws, (ii) have and hold, or have applied for, all Environmental Permits necessary for the conduct of their business and the use of their properties and assets, as currently conducted and used, and (iii) are in compliance with their respective Environmental Permits.

(b) There are no Environmental Claims pending, nor to the Knowledge of Ouster, threatened against Ouster or any of its Subsidiaries, and none of Ouster or any of its Subsidiaries has received any written notification of any allegation of actual or potential responsibility for any Release or threatened Release of any Hazardous Materials with respect to any location.

(c) To the Knowledge of Ouster, there have been no Releases of Hazardous Materials at any properties that are owned, operated, leased or used by Ouster or any of its Subsidiaries that are reasonably likely to cause Ouster or any of its Subsidiaries to incur liability pursuant to applicable Environmental Law.

(d) None of Ouster or any of its Subsidiaries (i) has entered into or agreed to any consent decree or consent order or, to the Knowledge of Ouster, is otherwise subject to any judgment, decree, or judicial or administrative Order relating to compliance with Environmental Laws or Environmental Permits, the investigation, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials, and no Proceeding is pending, or to the Knowledge of Ouster, is threatened, with respect thereto, or (ii) is an indemnitor by contract or otherwise in connection with any claim, demand, suit or action threatened or asserted by any third-party for any liability under any Environmental Law or otherwise relating to any Hazardous Materials.

4.14 Real Property.

(a) Ouster owns no real property.

(b) Ouster has made available to Velodyne a true and complete copy of each lease, sublease, occupancy agreement or other Contract for the Ouster Leased Real Property (collectively, the “Ouster Real Property Leases”). Each of Ouster or its Subsidiaries, as the case may be, has a valid and subsisting leasehold or subleasehold interest in the Ouster Leased Real Property free and clear of all Liens, except for any Permitted Liens and except as would not reasonably be expected to interfere in any material respects with the current use and operation of the Ouster Leased Real Property by Ouster and its Subsidiaries.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect, neither Ouster nor any of its Subsidiaries has received written notice of any Proceedings in eminent domain, condemnation or other similar Proceedings that are pending, and to Ouster’s Knowledge there are no such Proceedings threatened, affecting any portion of the Ouster Leased Real Property and neither Ouster nor any of its Subsidiaries has received written notice of the existence of any Order or of any pending Proceeding relating to the ownership, lease, use, occupancy or operation by any Person of the Ouster Leased Real Property. Neither Ouster nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any Person a material right to use or occupy any of the material Ouster Leased Real Property or any material portion thereof. Neither Ouster nor any of its Subsidiaries has granted any option or other right to any third party to purchase any of the material Ouster Leased Real Property or any material portion thereof. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect, each Ouster Leased Real Property and all buildings and improvements located on the Ouster Leased Real Property are in a state of good operating condition, subject to reasonable wear and tear.

(d) None of Ouster or any of its Subsidiaries, as the case may be, (i) is in material breach of or material default under any Ouster Real Property Lease, (ii) has Knowledge of the occurrence of an event which would reasonably be expected to result in a material breach of or a material default under any Ouster Real Property Lease or (iii) has given or received any notice of default, termination, cancellation or nonrenewal with respect to any Ouster Real Property Lease that, in each case, remains pending or uncured as of the date of this Agreement.

4.15 Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have an Ouster Material Adverse Effect:

(i) (A) All Tax Returns that are required to be filed by or with respect to Ouster or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), (B) all such Tax Returns are or will be true, complete and accurate, (C) Ouster and its Subsidiaries have paid all Taxes due and owing by any of them (whether or not shown on any Tax Return) or appropriate reserves have been recorded in their books and records, (D) Ouster and its Subsidiaries have established adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the Ouster SEC Documents for all Taxes payable by Ouster and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements and (E) Ouster and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party; such withheld amounts were either timely paid to the appropriate Taxing Authority or set aside in accounts for such purpose and were reported to the appropriate Taxing Authority and to each such employee, independent contractor, creditor, stockholder or other third party, as required under Law.

(ii) No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to Ouster or any of its Subsidiaries has been filed or entered into with any Taxing Authority, and no power of attorney with respect to any such Taxes has been granted to any Person that is in force.

(iii) (A) Neither Ouster nor any of its Subsidiaries is the subject of any currently ongoing Tax audit or other proceeding with respect to any Taxes or Tax Return nor has any audit or other proceeding with respect to Taxes been proposed against any of them in writing and any deficiencies asserted or assessments made as a result of any audit or other proceeding with respect to Taxes have been resolved, are being contested in good faith, or adequate accruals or reserves for such deficiencies or assessments have been established and (B) neither Ouster nor any of its Subsidiaries have received written notice of any deficiencies for any Tax of Ouster or any of its Subsidiaries from any Taxing Authority for which there are not adequate reserves on the financial statements included in the Ouster SEC Documents.

(iv) No claim has ever been made in writing by a Taxing Authority of a jurisdiction where Ouster or any of its Subsidiaries has not filed Tax Returns that Ouster or such a Subsidiary is or may be subject to taxation by that jurisdiction.

(v) Neither Ouster nor any of its Subsidiaries has constituted, in the two (2) years prior to the date of this Agreement, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) or otherwise as part of a plan (or series of related transactions) within the meaning of Section 355(e) of the Code that includes the Mergers.

(vi) Neither Ouster nor any of its Subsidiaries (A) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than such an agreement or arrangement exclusively between or among Ouster and its Subsidiaries or an agreement entered into in the ordinary course of business which does not relate primarily to Taxes), (B) is or has been a member of any consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group comprised solely of (I) Subsidiaries of Ouster or (II) Ouster and any of its Subsidiaries), (C) has entered into a closing agreement pursuant to Section 7121 of the Code or any other binding agreement with a Taxing Authority that would have an effect on the determination of Ouster’s or any of its Subsidiaries’ liability to Tax in a tax year ending after the Effective Time, or any predecessor provision or any similar provision of foreign, state or local Tax law or (D) has any liability for Taxes of any Person (other than Ouster or any of its Subsidiaries) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor.

(vii) There are no Liens for Taxes upon any property or assets of Ouster or any of its Subsidiaries, except for Taxes not yet due and payable.

(viii) Neither Ouster nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and U.S. Treasury Regulation Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(ix) Ouster is not a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(x) Neither Ouster nor any of its Subsidiaries (A) has filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business and (B) will be required to include any item of income or gain in, or be required to exclude any item of deduction of loss from, any period ending after the Closing Date as a result of any (i) installment sale or open transaction made on or prior to the Closing Date outside the ordinary course of business, (ii) prepaid amount received prior to the Closing Date outside the ordinary course of business or (iii) adjustment under Section 481 of the Code (or any corresponding provision of applicable state, local or non-U.S. Tax Law) by reason of a change in accounting method or otherwise. Neither Ouster nor any of its Subsidiaries has made an election under Section 965 of the Code.

(b) Neither Ouster nor any of its Subsidiaries has knowledge of any facts, agreements, plans or other circumstances, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or that would prevent Ouster from obtaining the Ouster Tax Opinion (as defined in Section 6.2(d)).

4.16 Material Contracts.

(a) All Contracts required to be filed as exhibits to the Ouster SEC Documents have been so filed in a timely manner. Section 4.16(a) of the Ouster Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each of the following Contracts, excluding any Ouster Benefit Plans, to which Ouster or any of its Subsidiaries is a party or by which Ouster or any of its Subsidiaries or any of their assets or businesses are bound (and any amendments, supplements and modifications thereto):

(i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii) any Contract that materially limits the ability of Ouster or any of its affiliates (including, following the consummation of the Transactions, the Surviving Company and its affiliates) to engage or compete in any line of business or in any geographic area;

(iii) any Contract required to be disclosed pursuant to Item 404 of Regulation S-K of the Exchange Act;

(iv) any Contract or series of related Contracts relating to indebtedness for borrowed money (A) in excess of $2,000,000 or (B) that becomes due and payable as a result of the Transactions;

(v) any material Contract pursuant to which a third party has licensed or granted any right to Ouster or any of its Subsidiaries in any material Intellectual Property (the “Ouster In-Licenses”);

(vi) any Contract pursuant to which both Ouster or any of its Subsidiaries and a third party have licensed or granted substantially portfolio-wide rights in their respective Patents or other material Intellectual Property to one another (excluding licenses granted in the ordinary course of business by a customer to Ouster or any of its Subsidiaries with respect to derivative works, improvements or modifications made by such third party to, or any implementations by such third party of, any product or technology provided to such third party by Ouster or any of its Subsidiaries) (the “Ouster IP Cross-Licenses”);

(vii) any material Contract pursuant to which Ouster or any of its Subsidiaries has granted any third party any rights or licenses, other than Ordinary Course Licenses, with respect to any Ouster Intellectual Property or any material product or technology owned or purported to be owned by Ouster or any of its Subsidiaries (the “Ouster Out-Licenses,” and collectively with the Ouster In-Licenses and Ouster IP Cross-Licenses, the “Ouster IP Contracts”);

(viii) any Contract reasonably expected to result in payments in excess of $2,000,000 in any twelve (12) month period after the Closing Date;

(ix) any purchase, sale or supply contract that contains material volume requirements or commitments, exclusive or preferred purchasing, distribution or marketing arrangements for a material period of time, most favored nation status or similar provisions or promotional requirements, other than any such Contracts that are not material to Ouster and its Subsidiaries;

(x) any Ouster Real Property Lease reasonably expected to result in payments in excess of $1,000,000 in any twelve (12) month period after the Closing Date;

(xi) any agreement that grants any right of first refusal or right of first offer or similar right or put, call or similar right or that limits or purports to limit the ability of Ouster or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses (in any case, in excess of $2,000,000);

(xii) any acquisition or divestiture agreement (A) entered into since October 1, 2020, with a purchase price in excess of $5,000,000 or (B) that contains “earn-out” provisions or other contingent payment obligations that could reasonably be expected to exceed $2,000,000 (including indemnification obligations) that have not been satisfied in full as of the date hereof;

(xiii) any agreement that by its terms prohibits or limits the payment of dividends or other distributions by Ouster or any of its Subsidiaries;

(xiv) any Contract for any joint venture, partnership or similar arrangement, or any Contract involving a sharing of revenues, profits, losses, costs or liabilities by Ouster with any other Person or any of its Subsidiaries;

(xv) any “single source” supply Contract pursuant to which goods or materials that are material to Ouster or any of its Subsidiaries are supplied to Ouster or such Subsidiary from an exclusive source; or

(xvi) any Contract with any Governmental Entity.

(b) Ouster has heretofore made available to Velodyne true, correct and complete copies of the Contracts set forth in Section 4.16(a).

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect, (i) all Contracts set forth or required to be set forth in Section 4.16(a) of the Ouster Disclosure Schedule or filed or required to be filed as exhibits to the Ouster SEC Documents (the “Ouster Material Contracts”) are valid, binding and in full force and effect and are enforceable by Ouster or its applicable Subsidiary in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought, (ii) Ouster, or its applicable Subsidiary, has performed all obligations required to be performed by it under the Ouster Material Contracts, and it is not (with or without notice or lapse of time, or both) in breach or default thereunder and, to the Knowledge of Ouster, no other party to any Ouster Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, (iii) since October 1, 2021, neither Ouster nor any of its Subsidiaries has received written notice of any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Ouster Material Contract, and (iv) neither Ouster nor any of its Subsidiaries has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any Ouster Material Contract.

4.17 Intellectual Property.

(a) Section 4.17(a)(1) of the Ouster Disclosure Schedule sets forth a complete and accurate list of all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations and applications and (iv) internet domain name registrations, in each case, that are owned by Ouster or any of its Subsidiaries (collectively, the “Ouster Registered Intellectual Property”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect, Ouster owns all right, title and interest in the Ouster Intellectual Property free and clear of all Liens, other than Permitted Liens or Liens created by Velodyne. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect, to the Knowledge of Ouster, each item of material Ouster Registered Intellectual Property that is shown as registered, filed, issued or applied for in Section 4.17(a) of the Ouster Disclosure Schedule has been duly registered in, filed in or issued by an official governmental register and/or issuer (or officially recognized register or issuer) for such Intellectual Property and each such registration, filing, issuance and/or application, to the Knowledge of Ouster, (x) has not been abandoned or cancelled, (y) has been maintained effective by all requisite filings, renewals and payments, and (z) remains in full force and effect.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect, to the Knowledge of Ouster, each of Ouster and its Subsidiaries owns and possesses all right, title and interest in and to (or has the right pursuant to a valid and enforceable license or otherwise possesses legally enforceable rights to use) all Intellectual Property that is necessary for or used or held for use in the conduct of the business of Ouster and its Subsidiaries in substantially the same manner as presently conducted. Neither the execution and delivery of this Agreement by Ouster, nor the performance of this Agreement by Ouster, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to the continued use of, any rights of Ouster or any of its Subsidiaries in any Ouster Intellectual Property except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect, no third party has a joint ownership interest in or any exclusive rights that remain in effect in, and no third party has any “pick” right or other option to acquire ownership or exclusive rights in, including temporarily and including any rights of first offer, negotiation or refusal with respect to, any Ouster Intellectual Property.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect, to the Knowledge of Ouster, neither Ouster nor any of its Subsidiaries nor the conduct of their businesses is infringing, misappropriating, diluting, or otherwise violating the Intellectual Property rights of any Person. Neither Ouster nor any of its Subsidiaries has received any written charge, complaint, claim, demand, or notice since October 1, 2020 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution, or violation (including any claim that Ouster or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any Person) which alleged infringement, misappropriation, dilution, or violation, if true, would reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect. To the Knowledge of Ouster, no Person is infringing, misappropriating, diluting or otherwise violating any Intellectual Property owned by Ouster or any of its Subsidiaries except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect. Neither Ouster nor any of its Subsidiaries has made or asserted any charge, complaint, claim, demand or notice since October 1, 2020 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution or violation which alleged infringement, misappropriation, dilution or violation, if true, would reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect, there are no written orders, judgments, holdings, consents, decrees, settlements or rulings with respect to Ouster Intellectual Property to which Ouster or any of its Subsidiaries is bound (excluding, for the avoidance of doubt, ordinary course determinations by the United States Patent and Trademark Office or any equivalent foreign governmental authority).

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect: (i) Ouster and its Subsidiaries have taken commercially reasonable steps to maintain, police and protect the Ouster Intellectual Property, (ii) all Ouster Intellectual Property that derives actual or potential economic value from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use has been maintained in confidence in accordance with protection procedures that are in accordance with procedures customarily used in the industry to protect rights of like importance and, to the Knowledge of Ouster, adequate for protection against unauthorized disclosure or use, (iii) to the Knowledge of Ouster, there has been no unauthorized disclosure of any Ouster Intellectual Property, (iv) to the Knowledge of Ouster, all former and current officers, directors, employees, personnel, consultants, advisors, agents, and independent contractors of

Ouster and its Subsidiaries, and each of their predecessors, who have contributed to or participated in the conception and development of Intellectual Property for such entities have entered into valid and binding proprietary rights agreements with Ouster or any of its Subsidiaries or predecessors, vesting ownership of such Intellectual Property in Ouster or any of its Subsidiaries, and (v) no such Person has asserted, and to the Knowledge of Ouster, no such Person has, any right, title, interest or other claim in, or the right to receive any royalties or other consideration with respect to, any Ouster Intellectual Property.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect, neither Ouster nor any of its Subsidiaries has used, modified or distributed any “copyleft” open source materials such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License in a manner that: (i) requires the disclosure, licensing or distribution of any source code for any Ouster Product; (ii) imposes any restriction on the consideration to be charged for the distribution of any Ouster Products; (iii) creates obligations for Ouster or any of its Subsidiaries with respect to the Ouster Products other than those set forth in the applicable license for such “copyleft” open source materials, or grants to any third party any rights or immunities under any Ouster Intellectual Property; or (iv) other than any attribution or notice requirement, imposes any other limitation, restriction or condition on the right or ability of Ouster or any of its Subsidiaries to use or distribute any Ouster Products.

(f) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect: (i) no source code for any Ouster Products has been delivered, licensed or made available to any escrow agent or other Person who was not, as of the time thereof, an employee or independent contractor of Ouster or any of its Subsidiaries, including under any license for open source materials, (ii) neither Ouster nor any of its Subsidiaries has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Ouster Products to any escrow agent or other Person, and (iii) to the Knowledge of Ouster, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the delivery, license or disclosure of any source code for any Ouster Products to any other Person who is not, as of the date hereof, an employee or independent contractor of Ouster or any of its Subsidiaries.

(g) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect, no funding, facilities, or personnel of any Governmental Entity were used, to develop or create, in whole or in part, any Ouster Intellectual Property pursuant to any Contract with any Governmental Entity that grants to such Governmental Entity any present or contingent exclusive rights or license with respect to any Ouster Intellectual Property.

(h) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect, neither Ouster nor any of its Subsidiaries is now or has ever been a member or promoter of, or a contributor to, any industry standards organization, body, working group or any similar organization that requires Ouster or any of its Subsidiaries to grant or offer to any Person any license or right to any Ouster Intellectual Property or to refrain from enforcing any Ouster Intellectual Property.

(i) Neither Ouster nor any Subsidiary of Ouster is a party to any Contract which, upon the consummation of this Agreement or the Closing of the Transactions contemplated hereby, will result in (or purport to result in) the granting of any right, license, immunity from suit or covenant not to assert to any third party under or with respect to, (1) except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect, any Ouster Intellectual Property existing prior to the Closing Date, or (2) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Velodyne Material Adverse Effect, any Velodyne Intellectual Property (for clarity, not including Ouster Intellectual Property) existing prior to the Closing Date.

(j) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect, (i) the IT Assets of Ouster and its Subsidiaries operate in all material respects in accordance with their documentation and functional specifications and as required by Ouster and its Subsidiaries to operate the business of Ouster and its Subsidiaries as presently conducted and have not, since October 1, 2019, materially malfunctioned or failed, (ii) Ouster and its Subsidiaries have implemented commercially reasonable measures to protect the confidentiality and security of such IT Assets and information stored or contained therein against any unauthorized use, access, interruption or corruption and (iii) Ouster and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance procedures with respect to their IT Assets.

4.18 Data Privacy. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect, since January 1, 2019: (i) Ouster and its Subsidiaries have been in compliance with applicable Laws that govern Ouster’s and its Subsidiaries’ use, disclosure and protection of Personal Information (collectively, “Ouster Data Privacy and Security Laws”) and Ouster’s and its Subsidiaries’ privacy policies and contractual commitments relating to privacy, data protection, data security or the collection, storage, handling, disclosure, transfer, use or processing of Personal Information or IT Assets (collectively with Ouster Data Privacy and Security Laws, “Ouster Privacy Obligations”), (ii) Ouster and its Subsidiaries have implemented and maintained commercially reasonable organizational, physical, and technical measures designed to protect Personal Information against unauthorized access, acquisition, interruption, alteration, modification, or use, (iii) to the Knowledge of Ouster, there have been no material breaches, violations, outages or unauthorized uses of or accesses to Personal Information maintained or processed by or on behalf of Ouster and its Subsidiaries and (iv) Ouster and its Subsidiaries have not received any written notification from any Governmental Entity that alleges a violation of any Ouster Privacy Obligations.

4.19 Broker’s Fees. Except for Barclays Capital Inc., Ouster’s financial advisor, neither Ouster nor any of its Subsidiaries nor any of their respective officers or directors on behalf of Ouster or such Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

4.20 Opinion of Financial Advisor. The Ouster Board has received the opinion of Barclays Capital Inc., Ouster’s financial advisor, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations set forth therein, the Velodyne Exchange Ratio to be paid by Ouster pursuant to this Agreement is fair to Ouster from a financial point of view.

4.21 Ownership of Velodyne Common Stock. Neither Ouster nor any of its affiliates or associates is, nor at any time during the last three (3) years has Ouster or any of its affiliates or associates been, an “interested stockholder” of Velodyne as defined in Section 203 of the DGCL. Ouster and its Subsidiaries, affiliates and associates do not beneficially own any shares of Velodyne Common Stock, Velodyne Preferred Stock or other securities of Velodyne or any options, warrants or other rights to acquire Velodyne Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, Velodyne.

4.22 Insurance. As of the date hereof, all insurance policies (including policies providing casualty, liability and workers compensation coverage, but excluding any Ouster Benefit Plan) to which Ouster or any of its Subsidiaries is currently a party are in full force and effect, and, to the Knowledge of Ouster, have been issued by licensed insurers, all premiums due and payable in respect of such insurance policies have been timely paid, and no notice of cancellation or termination has been received with respect to any such policies, except for such cancellations or terminations which would have not had and would not reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Ouster Material Adverse Effect, each of Ouster and its Subsidiaries is, and since October 1, 2020, has been, insured with respect to its assets and properties and the conduct of its business in such amounts and against such risks as are in its reasonable judgment sufficient for compliance with Law and as are adequate to protect its assets and properties and the conduct of its business.

4.23 Merger Subs. Since its date of incorporation or formation (as applicable), neither Merger Sub I nor Merger Sub II has carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. The authorized capital stock of Merger Sub I consists of one hundred (100) shares of common stock, par value $0.0001 per share, all of which have been validly issued, are fully paid and nonassessable and are owned directly by Ouster, free and clear of any Liens. The limited liability company interests of Merger Sub II consist of one class of common interests, all of which have been validly issued, are fully paid and nonassessable and are owned directly or indirectly by Ouster, free and clear of any Liens. No entity classification election has ever been made by or on behalf of Merger Sub II pursuant to Treasury Regulations Section 301.7701-3.

4.24 No Other Representations or Warranties. Ouster hereby acknowledges and agrees that, except for the representations and warranties expressly set forth in Article 3, (a) none of Velodyne nor any of its affiliates, stockholders or representatives or any other Person has made or is making any express or implied representation or warranty with respect to Velodyne or its business or operations, including with respect to any information provided or made available to Ouster or any of its affiliates, stockholders or representatives or any other Person, or, except as otherwise expressly set forth in this Agreement, had or has any duty or obligation to provide any information to Ouster or any of its affiliates, stockholders or Representatives or any other Person, in connection with this Agreement, the transactions contemplated hereby or otherwise, and (b) to the fullest extent permitted by Law, none of Velodyne nor any of its affiliates, stockholders or representatives or any other Person will have or be subject to any liability or indemnification or other obligation of any kind or nature to Ouster or any of its affiliates, stockholders or representatives or any other Person, resulting from the delivery, dissemination or any other distribution to Ouster or any of its affiliates, stockholders or representatives or any other Person, or the use by Ouster or any of its affiliates, stockholders or representatives or any other Person, of any such information provided or made available to any of them by Velodyne or any of its affiliates, stockholders or representatives or any other Person, and (subject to the express representations and warranties of Velodyne expressly set forth in Article 3) Ouster and its Subsidiaries, affiliates, stockholders and representatives or any other Person expressly disclaim reliance on any such information (including the accuracy or completeness thereof) or any representations or warranties, estimates, projections, predictions, data, financial information, memorandum, presentations or other materials, or other statements or omissions that may have been made by Velodyne or any Person with respect to Velodyne other than the representations and warranties expressly set forth in this Agreement.

ARTICLE 5

COVENANTS

5.1 Conduct of Business by Velodyne and its Subsidiaries Pending the Effective Time. Velodyne agrees that, between the date of this Agreement and the Effective Time, except (a) as set forth in Section 5.1 of the Velodyne Disclosure Schedule, (b) as required by Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Velodyne or any of its Subsidiaries, or (c) as otherwise expressly contemplated or required by this Agreement, unless Ouster shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), Velodyne will, and will cause each of its Subsidiaries to, (i) conduct its operations in the ordinary course of business consistent with past practice, except with respect to actions or omissions that constitute COVID-19 Measures, (ii) use its commercially reasonable efforts to keep available the services of the current officers and key employees of Velodyne and each of its Subsidiaries and to preserve the goodwill and current relationships of Velodyne and each of its Subsidiaries with Persons with which Velodyne or any of its Subsidiaries has business relations, and (iii) use its commercially reasonable efforts to preserve intact its material assets, properties, Contracts, licenses and business organizations, maintain its existence in good standing pursuant to applicable Law and comply with all applicable Laws.

Without limiting the foregoing, except (a) as set forth in Section 5.1 or 5.14(e) of the Velodyne Disclosure Schedule, (b) for actions or omissions that constitute COVID-19 Measures, (c) as required by Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Velodyne or any of its Subsidiaries, or (d) as otherwise expressly contemplated or required by this Agreement, Velodyne shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the Effective Time, directly or indirectly, take any of the following actions without the prior written consent of Ouster (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents (including by merger, consolidation or otherwise);

(b) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock of, or other Equity Interests in, Velodyne or any of its Subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance rights, of Velodyne or any of its Subsidiaries, other than (i) the issuance of Velodyne Common Stock in connection with the exercise, vesting or payment of Velodyne Stock Options or the conversion of Velodyne Preferred Stock or settlement of Velodyne RSU Awards, in each case, outstanding as of the date hereof in accordance with their terms or (ii) the issuance of any shares of Velodyne Common Stock in accordance with the Velodyne ESPP;

(c) sell, mortgage, pledge, dispose of, transfer, lease, license, guarantee, encumber or subject to a Lien (other than Permitted Liens), any property or assets of Velodyne or any of its Subsidiaries with value in excess of $2,000,000, except pursuant to existing Contracts or the sale or purchase of goods in the ordinary course of business consistent with past practice;

(d) (i) sell, assign, pledge, grant or acquire, agree to grant to or acquire from any Person, or otherwise encumber, transfer, license, abandon, place in the public domain, permit to lapse, disclose or agree to disclose or otherwise dispose of any material Velodyne Intellectual Property, except (x) in the ordinary course of business, (y) to the extent such Intellectual Property is limited to Velodyne Intellectual Property prior to the Closing Date, or (z) pursuant to the terms of existing Contracts or the granting of Ordinary Course Licenses, (ii) compromise, settle or agree to settle, or consent to judgment in, any one or more actions or institute any action concerning any Velodyne Intellectual Property except in the ordinary course of business consistent with past practice or (iii) modify in any material respect any privacy policies, or any administrative, technical or physical safeguards related to privacy or cybersecurity, except (A) to remediate any security issue, (B) to enhance data security or integrity, (C) to comply with applicable Law, (D) as otherwise directed or required by a Governmental Entity or (E) in relation to any new or updated software, products or technologies of Velodyne or its Subsidiaries;

(e) declare, set aside, make, establish a record date for or pay any dividend or other distribution (whether payable in cash, shares, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than dividends paid by a wholly owned Subsidiary of Velodyne to Velodyne or another wholly owned Subsidiary of Velodyne) or enter into any agreement with respect to the voting or registration of, or modify the terms of, its capital stock or other Equity Interests;

(f) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other Equity Interests;

(g) form any new Subsidiary, or merge or consolidate Velodyne or any of its Subsidiaries with any Person or adopt a plan or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Velodyne or any of its Subsidiaries, other than internal reorganizations in the ordinary course of business that would not have a material and adverse impact on Velodyne and its Subsidiaries or the Transaction;

(h) acquire (including by merger, consolidation or acquisition of shares or assets), or make any investment in, any interest in any Person or any assets thereof, in each case, with value in excess of $2,000,000 per transaction or series of transactions, other than in the ordinary course of business consistent with past practice or pursuant to the Contracts set forth in Section 5.1(h) of the Velodyne Disclosure Schedule;

(i) repurchase, repay, refinance, incur, assume or modify the terms of any indebtedness for borrowed money, except as required by the terms of any such indebtedness as of the date hereof, or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person (other than a wholly owned Subsidiary of Velodyne) for borrowed money, except for borrowings under Velodyne’s existing credit facilities or issuances of commercial paper for working capital and general corporate purposes in the ordinary course of business consistent with past practice;

(j) make any loans, advances or capital contributions to, or investments in, any other Person (other than any wholly owned Subsidiary of Velodyne) in excess of $2,000,000 in the aggregate;

(k) terminate, cancel, renew or request or agree to any material change in or waiver under any Velodyne Material Contract, or enter into, modify or amend any Contract that is, or if existing on the date hereof, would be, a Velodyne Material Contract, in each case, other than in the ordinary course of business consistent with past practice;

(l) incur, make or authorize any capital expenditure other than consistent in all material respects with Velodyne’s capital expenditure budget as disclosed to Ouster prior to the date hereof, other than capital expenditures that are not, in the aggregate, in excess of $2,000,000;

(m) except (i) in the ordinary course of business consistent with past practice or (ii) to the extent required by applicable Law or the existing terms of any Velodyne Benefit Plan: (A) increase the compensation or benefits payable or to become payable to directors, officers or employees of Velodyne or its Subsidiaries; (B) grant any rights to severance or termination pay or transaction or retention bonus payments to, or enter into any severance agreement with, any director, officer or employee of Velodyne or its Subsidiaries; (C) establish, adopt, enter into or materially amend any collective bargaining agreement or other Contract with any labor union, works council or other labor organization, Velodyne Benefit Plan or similar plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee of Velodyne or its Subsidiaries; (D) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Velodyne Benefit Plan; or (E) hire or terminate the employment of any executive officer of Velodyne other than terminations for cause as determined in accordance with applicable Law and past practice, death or disability;

(n) forgive any loans to employees of Velodyne or its Subsidiaries;

(o) waive, release, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise) with value in excess of $2,000,000, except in the ordinary course of business consistent with past practice and in accordance with their terms;

(p) make any change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Entity;

(q) waive, release, assign, settle or compromise any claims or rights with value in excess of $1,000,000 held by Velodyne or any of its Subsidiaries;

(r) compromise, settle or agree to settle any pending or threatened Proceeding or investigation (including any Proceeding or investigation relating to this Agreement or the Transactions) or agree to any remedies with respect to any Proceeding or settlement thereof, other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $1,000,000 individually or in the aggregate, in any case, without the imposition of equitable relief on, or the admission of wrongdoing by, Velodyne or any of its Subsidiaries;

(s) except as required by applicable Law, (i) make, change or revoke any material Tax election, (ii) change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, (iii) file any material amended Tax Return, (iv) settle or compromise any audit or proceeding relating to a material amount of Taxes, (v) agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, or (vi) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) with respect to any material Tax;

(t) write up, write down or write off the book value of any assets, in the aggregate, in excess of $2,000,000, except for depreciation and amortization in accordance with GAAP consistently applied;

(u) convene any annual or special meeting (or any adjournment thereof) of the stockholders of Velodyne, other than the Velodyne Stockholders Meeting and the 2023 annual meeting of stockholders (only if such 2023 annual meeting is not otherwise combined with the Velodyne Stockholders Meeting);

(v) fail to use commercially reasonable efforts to maintain existing material insurance policies or comparable replacement policies, to the extent available, for a reasonable cost, at or more than current levels or otherwise in a manner consistent with past practice;

(w) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any affiliate of Velodyne or other Person covered by Item 404 of Regulation S-K of the Exchange Act that would be required to be disclosed pursuant to Item 404;

(x) enter into, modify or amend any Contract, which (taking into account any such modification or amendment), upon the consummation of this Agreement or the Closing of the Transactions contemplated hereby, will result in (or purport to result in) the granting of any right, license, immunity from suit or covenant not to assert to any third party under or with respect to any Patents or other Intellectual Property owned, purported to be owned or controlled by Ouster or any Subsidiary of Ouster, other than to the extent such Patent or other Intellectual Property is limited to Velodyne Intellectual Property prior to the Closing Date;

(y) modify, amend, terminate or grant any waiver of the Velodyne Rights Determinations; or

(z) authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

5.2 Conduct of Business by Ouster and its Subsidiaries Pending the Effective Time. Ouster agrees that, between the date of this Agreement and the Effective Time, except (a) as set forth in Section 5.2 of the Ouster Disclosure Schedule, (b) as required by Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Ouster or any of its Subsidiaries, or (c) as otherwise expressly contemplated or required by this Agreement, unless Velodyne shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), Ouster will, and will cause each of its Subsidiaries to, (i) conduct its operations in the ordinary course of business consistent with past practice, except with respect to actions or omissions that constitute COVID-19 Measures, (ii) use its commercially reasonable efforts to keep available the services of the current officers and key employees of Ouster and each of its Subsidiaries and to preserve the goodwill and current relationships of Ouster and each of its Subsidiaries with Persons with which Ouster or any of its Subsidiaries has business relations, and (iii) use its commercially reasonable efforts to preserve intact its material assets, properties, Contracts, licenses and business organizations, maintain its existence in good standing pursuant to applicable Law and comply with all applicable Laws.

Without limiting the foregoing, except (a) as set forth in Section 5.2 or 5.14(e) of the Ouster Disclosure Schedule, (b) for actions or omissions that constitute COVID-19 Measures, (c) as required by Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Ouster or any of its Subsidiaries, or (d) as otherwise expressly contemplated or required by this Agreement, Ouster shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the Effective Time, directly or indirectly, take any of the following actions without the prior written consent of Velodyne (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents (including by merger, consolidation or otherwise);

(b) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock of, or other Equity Interests in, Ouster or any of its Subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance rights, of Ouster or any of its Subsidiaries, other than (i) the issuance of Ouster Common Stock in connection with the exercise, vesting or payment of Ouster Stock Options or the settlement of Ouster RSU Awards, in each case, outstanding as of the date hereof in accordance with their terms, (ii) in connection with the assumption and conversion of Velodyne Stock Options and Velodyne RSU Awards and Velodyne Common Stock in accordance with the terms of this Agreement or (iii) the issuance of any shares of Ouster Common Stock in accordance with the Ouster ESPP;

(c) sell, mortgage, pledge, dispose of, transfer, lease, license, guarantee, encumber or subject to a Lien (other than Permitted Liens) any property or assets of Ouster or any of its Subsidiaries with value in excess of $2,000,000, except pursuant to existing Contracts or the sale or purchase of goods in the ordinary course of business consistent with past practice;

(d) (i) sell, assign, pledge, grant or acquire, agree to grant to or acquire from any Person, or otherwise encumber, transfer, license, abandon, place in the public domain, permit to lapse, disclose or agree to disclose or otherwise dispose of any material Ouster Intellectual Property, except (x) in the ordinary course of business, (y) to the extent such Intellectual Property is limited to Ouster Intellectual Property prior to the Closing Date, or (z) pursuant to the terms of existing Contracts or the granting of Ordinary Course Licenses, (ii) compromise, settle or agree to settle, or consent to judgment in, any one or more actions or institute any action concerning any Ouster Intellectual Property except in the ordinary course of business consistent with past practice or (iii) modify in any material respect any privacy policies, or any administrative, technical or physical safeguards related to privacy or cybersecurity, except (A) to remediate any security issue, (B) to enhance data security or integrity, (C) to comply with applicable Law, (D) as otherwise directed or required by a Governmental Entity or (E) in relation to any new or updated software, products or technologies of Ouster and its Subsidiaries;

(e) declare, set aside, make, establish a record date for or pay any dividend or other distribution (whether payable in cash, shares, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than dividends paid by a wholly owned Subsidiary of Ouster to Ouster or another wholly owned Subsidiary of Ouster) or enter into any agreement with respect to the voting or registration of, or modify the terms of, its capital stock or other Equity Interests;

(f) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other Equity Interests;

(g) form any new Subsidiary, or merge or consolidate Ouster or any of its Subsidiaries with any Person or adopt a plan or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Ouster or any of its Subsidiaries, other than internal reorganizations in the ordinary course of business that would not have a material and adverse impact on Ouster and its Subsidiaries or the Transaction;

(h) acquire (including by merger, consolidation or acquisition of shares or assets), or make any investment in, any interest in any Person or any assets thereof, in each case, with value in excess of $2,000,000 per transaction or series of transactions, other than in the ordinary course of business consistent with past practice or pursuant to the Contracts set forth in Section 5.2(h) of the Ouster Disclosure Schedule;

(i) repurchase, repay, refinance, incur, assume or modify the terms of any indebtedness for borrowed money, except as required by the terms of any such indebtedness as of the date hereof, or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person (other than a wholly owned Subsidiary of Ouster) for borrowed money, except for borrowings under Ouster’s existing credit facilities or issuances of commercial paper for working capital and general corporate purposes in the ordinary course of business consistent with past practice;

(j) make any loans, advances or capital contributions to, or investments in, any other Person (other than any wholly owned Subsidiary of Ouster) in excess of $2,000,000 in the aggregate;

(k) terminate, cancel, renew or request or agree to any material change in or waiver under any Ouster Material Contract, or enter into, modify or amend any Contract that is, or if existing on the date hereof, would be, an Ouster Material Contract, in each case, other than in the ordinary course of business consistent with past practice;

(l) incur, make or authorize any capital expenditure other than consistent in all material respects with Ouster’s capital expenditure budget as disclosed to Velodyne prior to the date hereof, other than capital expenditures that are not, in the aggregate, in excess of $2,000,000;

(m) except (i) in the ordinary course of business consistent with past practice or (ii) to the extent required by applicable Law or the existing terms of any Ouster Benefit Plan: (A) increase the compensation or benefits payable or to become payable to directors, officers or employees of Ouster or its Subsidiaries; (B) grant any rights to severance or termination pay or transaction or retention bonus payments to, or enter into any severance agreement with, any director, officer or employee of Ouster or its Subsidiaries; (C) establish, adopt, enter into or materially amend any collective bargaining agreement or other Contract with any labor union, works council or other labor organization, Ouster Benefit Plan or similar plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee of Ouster or its Subsidiaries; (D) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Ouster Benefit Plan; or (E) hire or terminate the employment of any executive officer of Ouster other than terminations for cause as determined in accordance with applicable Law and past practice, death or disability;

(n) forgive any loans to employees of Ouster or its Subsidiaries;

(o) waive, release, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise) with value in excess of $2,000,000, except in the ordinary course of business consistent with past practice and in accordance with their terms;

(p) make any change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Entity;

(q) waive, release, assign, settle or compromise any claims or rights with value in excess of $1,000,000 held by Ouster or any of its Subsidiaries;

(r) compromise, settle or agree to settle any pending or threatened Proceeding or investigation (including any Proceeding or investigation relating to this Agreement or the Transactions) or agree to any remedies with respect to any Proceeding or settlement thereof, other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $1,000,000 individually or in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, Ouster or any of its Subsidiaries;

(s) except as required by applicable Law, (i) make, change or revoke any material Tax election, (ii) change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, (iii) file any material amended Tax Return, (iv) settle or compromise any audit or proceeding relating to a material amount of Taxes, (v) agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, or (vi) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) with respect to any material Tax;

(t) write up, write down or write off the book value of any assets, in the aggregate, in excess of $2,000,000, except for depreciation and amortization in accordance with GAAP consistently applied;

(u) convene any annual or special meeting (or any adjournment thereof) of the stockholders of Ouster, other than the Ouster Stockholders Meeting and the 2023 annual meeting of stockholders (only if such 2023 annual meeting is not otherwise combined with the Ouster Stockholders Meeting);

(v) fail to use commercially reasonable efforts to maintain existing material insurance policies or comparable replacement policies, to the extent available for a reasonable cost, at or more than current levels or otherwise in a manner consistent with past practice;

(w) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any affiliate of Ouster or other Person covered by Item 404 of Regulation S-K of the Exchange Act that would be required to be disclosed pursuant to Item 404; or

(x) authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

5.3 Preparation of the Form S-4 and the Joint Proxy Statement; Stockholders Meetings.

(a) Form S-4 and Joint Proxy Statement. As promptly as practicable after the execution of this Agreement, and in any event, within twenty-five (25) Business Days after the date of this Agreement, (i) Ouster and Velodyne shall jointly prepare and cause to be filed with the SEC, the Joint Proxy Statement to be sent to the stockholders of Ouster and the stockholders of Velodyne, as applicable, relating to the Ouster Stockholders Meeting and the Velodyne Stockholders Meeting, and (ii) Ouster and Velodyne shall jointly prepare and Ouster shall file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the shares of Ouster Common Stock to be issued in the First Merger. Each of Ouster and Velodyne shall use its reasonable best efforts to have the Form S-4 declared effective as promptly as practicable after such filing (including by responding to comments of the SEC) and prior to the effective date of the Form S-4, each of Ouster and Velodyne shall take all action reasonably required to be taken under any applicable securities Laws in connection with the issuance of Ouster Common Stock. Each of Ouster and Velodyne shall furnish all information and provide such other assistance as may be reasonably requested by the other party in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement. As promptly as practicable after the Form S-4 shall have become effective, each of Ouster and Velodyne shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to its respective stockholders. No filing of, or amendment or supplement to, the Form S-4 will be made by Ouster, and no filing of, or amendment or supplement to, the Joint Proxy Statement will be made by Ouster or Velodyne, in each case, without providing the other party and its respective counsel with a reasonable opportunity to review and comment thereon and each party giving due consideration to the reasonable additions, deletions or changes suggested by the other party and its respective counsel. If at any time prior to the Effective Time, any information relating to Ouster or Velodyne or any of their respective affiliates, directors or officers should be discovered by Ouster or Velodyne which should be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Ouster and the stockholders of Velodyne. Each party shall notify the other party promptly of the time when the Form S-4 has become effective, and of the issuance of any stop order or suspension of the qualification of the shares of Ouster Common Stock issuable in connection with the First Merger for offering or sale in any jurisdiction. In addition, each party agrees to provide the other party and its legal counsel with copies of any written comments and shall inform the other party of any oral comments or requests that such party or its legal counsel may receive from time to time from the SEC or its staff with respect to the Form S-4 or the Joint Proxy Statement promptly after receipt of such comments, and any written or oral responses thereto. Each party and its respective legal counsel shall be given a reasonable opportunity to review any such written responses and each party shall give due consideration to the additions, deletions or changes suggested thereto by the other party and its respective legal counsel.

(b) Velodyne Stockholders Meeting.

(i) Velodyne shall, promptly following the date on which the Form S-4 has been filed with the SEC and the parties otherwise mutually determine to be appropriate, establish a record date for, and as soon as reasonably practicable following the effectiveness of the Form S-4, duly call and give notice of and convene and hold a meeting of its stockholders (the

“Velodyne Stockholders Meeting”) for the purpose of seeking the Velodyne Stockholder Approval; provided, however, that Velodyne may postpone or adjourn the Velodyne Stockholders Meeting: (A) with the prior written consent of Ouster, which consent shall not be unreasonably withheld, conditioned or delayed; (B) if a quorum has not been established; (C) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Velodyne Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Velodyne’s stockholders prior to the Velodyne Stockholders Meeting; (D) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite Velodyne Stockholder Approval would not otherwise be obtained; (E) if required by Law; or (F) if requested by the SEC or its staff; provided, however, that in the case of clauses (B), (C), (D), (E) and (F), the Velodyne Stockholders Meeting shall not be postponed or adjourned for more than ten (10) Business Days in the aggregate from the originally scheduled date of the Velodyne Stockholders Meeting without the prior written consent of Ouster, which consent shall not be unreasonably withheld, conditioned or delayed; provided, further, that in the event that Ouster postpones or adjourns the Ouster Stockholders Meeting in accordance with the terms of this Agreement, Velodyne may postpone or adjourn the Velodyne Stockholders Meeting for an equal number of days. Velodyne shall, upon the reasonable request of Ouster, advise Ouster at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Velodyne Stockholders Meeting as to the aggregate tally of proxies received by Velodyne with respect to the Velodyne Stockholder Approval.

(ii) Velodyne shall, through the Velodyne Board, make the Velodyne Recommendation and include such Velodyne Recommendation in the Joint Proxy Statement (subject to Section 5.4) and, unless the Velodyne Board has made a Velodyne Adverse Recommendation Change in compliance with Section 5.4, use its reasonable best efforts to (A) solicit from its stockholders proxies in favor of the adoption of this Agreement and the Transactions, including the Mergers, and (B) take all other customary action necessary or advisable to secure the Velodyne Stockholder Approval. Except as expressly permitted in Section 5.4(b) and Section 5.4(d), neither the Velodyne Board nor any committee thereof shall (x) withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to Ouster, the approval, determination of advisability, or recommendation by the Velodyne Board of, this Agreement, the Mergers and the other Transactions, (y) make, or permit any director or executive officer to make, any public statement in connection with the Velodyne Stockholders Meeting by or on behalf of the Velodyne Board or such committee that would reasonably be expected to have the same effect or (z) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Competing Proposal (the actions specified in the foregoing clauses (x), (y) and (z) being referred to as an “Velodyne Adverse Recommendation Change”).

(c) Ouster Stockholders Meeting.

(i) Ouster shall, promptly following the date on which the Form S-4 has been filed with the SEC and the parties otherwise mutually determine to be appropriate, establish a record date for, and as soon as reasonably practicable following the effectiveness of the Form S-4, duly call and give notice of and convene and hold a meeting of its stockholders (the “Ouster Stockholders Meeting”) for the purpose of seeking (1) the Ouster Stockholder Approval and (2) only if so mutually agreed by Ouster and Velodyne, approval of an amendment to the Ouster Charter to authorize the Ouster Board to effect, following the Closing, a reverse stock split of all outstanding shares of Ouster Common Stock at a reverse stock split ratio as jointly determined by Ouster and Velodyne (the “Ouster Reverse Stock Split”); provided, however, that Ouster may postpone or adjourn the Ouster Stockholders Meeting: (A) with the prior written consent of Velodyne, which consent shall not be unreasonably withheld, conditioned or delayed; (B) if a quorum has not been established; (C) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Ouster Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Ouster’s stockholders prior to the Ouster Stockholders Meeting; (D) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite Ouster Stockholder Approval would not otherwise be obtained; (E) if required by applicable Law or order; or (F) if requested by the SEC or its staff; provided, however, that in the case of clauses (B), (C), (D), (E) and (F), the Ouster Stockholders Meeting shall not be postponed or adjourned for more than ten (10) Business Days in the aggregate from the originally scheduled date of the Ouster Stockholders Meeting without the prior written consent of Velodyne, which consent shall not be unreasonably withheld, conditioned or delayed; provided, further, that in the event that Velodyne postpones or adjourns the Velodyne Stockholders Meeting in accordance with the terms of this Agreement, Ouster may postpone or adjourn the Ouster Stockholders Meeting for an equal number of days. Ouster shall, upon the reasonable request of Velodyne, advise Velodyne at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Ouster Stockholders Meeting as to the aggregate tally of proxies received by Ouster with respect to the Ouster Stockholder Approval and the approval of the Ouster Reverse Stock Split (if applicable).

(ii) Ouster shall, through the Ouster Board, make the Ouster Recommendation and include such Ouster Recommendation in the Joint Proxy Statement (subject to Section 5.4) and, unless the Ouster Board has made an Ouster Adverse Recommendation Change in compliance with Section 5.4, use its reasonable best efforts to (A) solicit from its stockholders proxies in favor of the adoption of this Agreement and the Transactions, including the Mergers, and (B) take all other customary action necessary or advisable to secure the Ouster Stockholder Approval. Except as expressly permitted in Section 5.4(b) and Section 5.4(d), neither the Ouster Board nor any committee thereof shall (x) withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to Velodyne, the approval, determination of advisability, or recommendation by the Ouster Board of, this Agreement, the Mergers and the other Transactions, (y) make, or permit any director or executive officer to make, any public statement in connection with the Ouster Stockholders Meeting by or on behalf of the Ouster Board or such committee that would reasonably be expected to have the same effect or (z) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Competing Proposal (the actions specified in the foregoing clauses (x), (y) and (z) being referred to as a “Ouster Adverse Recommendation Change”).

(d) Velodyne and Ouster will use their respective reasonable best efforts to hold the Velodyne Stockholders Meeting and the Ouster Stockholders Meeting on the same date.

(e) Promptly following the execution of this Agreement, Ouster shall execute and deliver, (i) in accordance with Section 228 of the DGCL, a written consent adopting this Agreement in its capacity as the sole stockholder of Merger Sub I, and (ii) in accordance with Section 18-302(d) of the DLLCA, a written consent adopting this Agreement in its capacity as the sole member of Merger Sub II.

5.4 No Solicitation of Transactions.

(a) Each of Velodyne and Ouster shall immediately cease and terminate, and shall cause its respective Subsidiaries and Representatives to immediately cease and terminate, any discussions or negotiations with any Person that may be ongoing with respect to a Competing Proposal, or any proposal that would reasonably be expected to lead to a Competing Proposal, and shall request to have returned promptly to Velodyne or Ouster, as applicable, or to have promptly destroyed any confidential information that has been provided by Velodyne or Ouster in any such discussions or negotiations. From the date hereof until the earlier of the Effective Time or the date of termination of this Agreement in accordance with Article 7, each of Velodyne and Ouster shall not, and shall cause its respective Subsidiaries and Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or induce (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes, or would reasonably be expected to lead to, any Competing Proposal, or (ii) engage in any discussions or negotiations regarding any Competing Proposal; provided, however, that (x) such party may ascertain facts from the Person making an unsolicited Competing Proposal for the sole purpose of the Velodyne Board or the Ouster Board, as applicable, informing itself about the terms of such Competing Proposal and the Person that made it and (y) if, prior to obtaining the Velodyne Stockholder Approval (in the case of Velodyne) or the Ouster Stockholder Approval (in the case of Ouster) and following the receipt of a bona fide written Competing Proposal made after the date hereof that the Velodyne Board or Ouster Board, as applicable, determines in good faith (after receiving advice of its financial advisor and of its outside legal counsel) is or would reasonably be expected to lead to a Superior Proposal and that was not, directly or indirectly, solicited, initiated or knowingly encouraged in violation of this Section 5.4, the Velodyne Board or the Ouster Board, as applicable, determines in good faith, after consultation with outside legal counsel, that a failure to take action with respect to such Competing Proposal, as applicable, would constitute a breach of its fiduciary duties under applicable Law, Velodyne or Ouster may, in response to such Competing Proposal, as applicable, and subject to compliance with Section 5.4(c), (A) furnish information with respect to Velodyne or Ouster, as applicable, to the Person making such Competing Proposal pursuant to an Acceptable Confidentiality Agreement, and (B) engage in discussions or negotiations with such Person regarding such Competing Proposal. Except as expressly permitted by this Section 5.4, each of Ouster and Velodyne shall not, and shall cause their respective Subsidiaries and Representatives not to, from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article 7, directly or indirectly (1) approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar definitive agreement (other than an Acceptable Confidentiality Agreement) with respect to any Competing Proposal; (2) take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by a Competing Proposal; or (3) terminate, amend, release, modify or knowingly fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by the applicable party in respect of or in contemplation of a Competing Proposal (other than to the extent the Ouster Board or the Velodyne Board, as applicable, determines in good faith after consultation with its outside legal counsel, that failure to take any of such actions under clause (3) would be constitute a breach of its fiduciary duties under applicable Law), or (4) propose to do any of the foregoing. Notwithstanding the foregoing, from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article 7, Ouster and Velodyne shall not be required to enforce, and shall be permitted to waive, any provision of any exclusivity or confidentiality agreement solely to the extent that such provision prohibits or purports to prohibit a confidential proposal being made to the Ouster Board or the Velodyne Board, as applicable. For the avoidance of doubt, nothing in this Section 5.4(a) shall relieve any party from its obligations under Section 5.6.

(b) Notwithstanding any other provision of this Agreement, including Section 5.3 but subject to compliance with this Section 5.4, prior to receipt of the Velodyne Stockholder Approval, the Velodyne Board may, or, prior to receipt of the Ouster Stockholder Approval, the Ouster Board may, in response to any bona fide written Competing Proposal that was not, directly or indirectly, solicited, initiated or knowingly encouraged in violation of this Section 5.4, effect a Velodyne Adverse Recommendation Change or an Ouster Adverse Recommendation Change, as applicable, if and only if (i) the Velodyne Board or the Ouster Board, as applicable, concludes in good faith, after consultation with Velodyne’s or Ouster’s outside financial advisors and outside legal counsel, that such Competing Proposal constitutes or is reasonably likely to lead to a Superior Proposal; (ii) the Ouster Board or the Velodyne Board, as applicable, provides the other party four (4) Business Days prior written notice of its intention to take such action (a “Competing Proposal Notice”), which notice shall include the information with respect to such Competing Proposal that is specified in Section 5.4(c), as well as a copy of such Competing Proposal (it being agreed that neither the delivery of such notice by a party nor any public announcement thereof that such party determines it is required to make under applicable Law shall constitute a Velodyne Adverse Recommendation Change or an Ouster Adverse Recommendation Change, as applicable, unless and until such party shall have failed at or prior to the end of the period referred to in clause (iii) below (and, upon the occurrence of such failure, such notice and such public announcement shall constitute a Velodyne Adverse Recommendation Change or an Ouster Adverse Recommendation Change, as applicable) to publicly announce that it (A) is recommending the Transactions and (B) has determined that such other Competing Proposal (taking into account (x) any modifications or adjustments made to the Transactions agreed to by the other party in writing and (y) any modifications or adjustments made to such other Competing Proposal) is not a Superior Proposal and has publicly rejected such Competing Proposal); (iii) during the four (4) Business Days following such written notice (the “Negotiation Period”), if requested by the other party, the Board of Directors effecting the recommendation change and its Representatives have negotiated in good faith with the other party regarding any revisions to the terms of the Transactions proposed by the other party in response to such Competing Proposal; and (iv) at the end of the four (4) Business Day period described in the foregoing clause (iii), the Velodyne Board or Ouster Board, as applicable, concludes in good faith, after consultation with Velodyne’s or Ouster’s outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of this Agreement to which the other party has agreed in writing to make to the terms of the Transactions), that the Competing Proposal continues to be a Superior Proposal and, after consultation with Velodyne’s or Ouster’s outside legal counsel, that the failure to make a Velodyne Adverse Recommendation Change or Ouster Adverse Recommendation Change, as applicable, would constitute a breach of the fiduciary duties of the Velodyne Board or Ouster Board under applicable Law. Any material amendment or modification to any Competing Proposal shall require a new Competing Proposal Notice and the Negotiation Period shall be extended by an additional two (2) Business Days from the date of receipt of such new Competing Proposal Notice.

(c) In addition to the obligations of Ouster and Velodyne set forth in Section 5.4(a) and Section 5.4(b), Ouster or Velodyne shall promptly, and in any event no later than 24 hours, after it receives (i) any Competing Proposal or indication by any Person that is considering making a Competing Proposal, (ii) any request for non-public information relating to Ouster or Velodyne or their respective Subsidiaries, other than requests for information that would not reasonably be expected to result in a Competing Proposal, or (iii) any inquiry or request for discussions or negotiations regarding any Competing Proposal, notify the other party orally and in writing of any of the foregoing occurrences, the identity of the person making such request, inquiry or Competing Proposal and a copy of such request, inquiry or Competing Proposal (or where no such copy is available, a reasonably detailed description of such request, inquiry or Competing Proposal). Each party shall keep the other party reasonably informed (orally and in writing) on a current basis (and in any event at the other party’s request and otherwise no later than 24 hours after the occurrence of any material changes, developments, discussions or negotiations) of the status of any request, inquiry or Competing Proposal (including the terms and conditions thereof and of any modification thereto), and any material developments, discussions and negotiations, including furnishing copies of any written inquiries, material correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Without limiting the foregoing, each party shall promptly (and in any event within 24 hours) notify the other party orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning a Competing Proposal pursuant to this Section 5.4. Each of Ouster and Velodyne agrees that, subject to applicable restrictions under applicable Law, it shall, prior to or concurrent with the time it is provided to any third parties, provide to the other party any non-public information concerning Ouster or Velodyne and their respective Subsidiaries that Ouster or Velodyne provided to any third party in connection with any Competing Proposal which was not previously provided to the other party.

(d) Notwithstanding anything in this Section 5.4 to the contrary, at any time prior to obtaining the Ouster Stockholder Approval or the Velodyne Stockholder Approval, the Ouster Board or the Velodyne Board, as applicable, may make an Ouster Adverse Recommendation Change or a Velodyne Adverse Recommendation Change, as applicable, if (i) such board determines that an Intervening Event has occurred and is continuing and (ii) such board determines in good faith (after consultation with outside counsel) that the failure to make an Ouster Adverse Recommendation Change or a Velodyne Adverse Recommendation Change, as applicable, in response to such Intervening Event would constitute a breach of its fiduciary duties under applicable Law; provided that (x) the Ouster Board or the Velodyne Board has given the other party at least four (4) Business Days prior written notice of its intention to take such action and specifying in reasonable detail the circumstances related to such determination and (y) prior to effecting an Ouster Adverse Recommendation Change or a Velodyne Adverse Recommendation Change, the applicable party has negotiated, and has caused its Representatives to negotiate, in good faith with the other party during such notice period to the extent such other party wishes to negotiate, to enable such party to revise the terms of this Agreement, such that the failure to make an Ouster Adverse Recommendation Change or a Velodyne Adverse Recommendation Change, as applicable, would not constitute a breach of its fiduciary duties under applicable Law.

(e) Nothing contained in this Agreement shall prohibit the Ouster Board or the Velodyne Board from (i) taking and disclosing to their stockholders, as applicable, a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act regarding a Competing Proposal, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder, or (ii) making any disclosure to their stockholders regarding a Competing Proposal if the Velodyne Board or Ouster Board, as applicable, determines in good faith, after consultation with its outside counsel, that the failure to make such disclosure would be inconsistent with its duties to stockholders under, or would violate, applicable Law; provided that if any such disclosure pursuant to this clause (ii) has the substantive effect of withdrawing or adversely modifying the Ouster Recommendation or the Velodyne Recommendation, such disclosure shall be deemed to be an Ouster Adverse Recommendation Change or a Velodyne Adverse Recommendation Change, as applicable, for purposes of this Agreement (it being understood that any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) shall not be deemed, in and of itself to be an Ouster Adverse Recommendation Change or a Velodyne Adverse Recommendation Change).

(f) For purposes of this Agreement:

(i) “Competing Proposal” shall mean, with respect to Ouster or Velodyne, as applicable, other than the Transactions, any proposal or offer from a third party relating to (A) a merger, reorganization, sale of assets, out license, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving Ouster or Velodyne, as applicable, or any of their respective Subsidiaries; (B) the acquisition (whether by merger, consolidation, equity investment, joint venture, out license or otherwise) by any Person of twenty percent (20%) or more of the consolidated assets of Ouster or Velodyne, and their respective Subsidiaries, as determined on a book-value or fair-market-value basis; (C) the purchase or acquisition, in any manner, directly or indirectly, by any Person of twenty percent (20%) or more of the issued and outstanding shares of the Ouster Common Stock or the Velodyne Common Stock, as applicable, or any other Equity Interests in Ouster or Velodyne, as applicable, (D) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty percent (20%) or more of the shares of Ouster Common Stock or Velodyne Common Stock, as applicable, or any other Equity Interests of Ouster, Velodyne or any of their respective Subsidiaries, as applicable, or (E) any combination of the foregoing.

(ii) “Intervening Event” means any material event, development or change in circumstances that first occurs, arises or becomes known to Ouster or Velodyne or its respective board, as applicable, after the date of this Agreement, to the extent that such event, development or change in circumstances was not reasonably foreseeable as of the date of this Agreement; provided, however, that in no event shall the following events, developments or changes in circumstances constitute an Intervening Event: (1) the receipt, existence or terms of a Competing Proposal or any matter relating thereto or consequence thereof; (2) any change in the price, or change in trading volume, of Ouster Common Stock or Velodyne Common Stock (provided, however, that the exception to this clause (2) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred); and (3) meeting or exceeding internal or analysts’ expectations, projections or results of operations (provided, however, that the exception to this clause (3) shall not apply to the underlying causes giving rise to or contributing to such circumstances or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred).

(iii) “Superior Proposal” means a bona fide written Competing Proposal (except the references therein to “20%” shall be replaced by “80%”) made by a third party which was not solicited by Ouster or Velodyne or any of their respective Representatives and which, in the good faith judgment of the Ouster Board or the Velodyne Board, as applicable, and after consultation with its respective outside financial and legal advisors, taking into account the various legal, financial, regulatory and timing aspects of the Competing Proposal, including the financing terms thereof, and the third-party making such Competing Proposal (A) if accepted, is reasonably likely to be consummated, (B) if consummated, would result in a transaction that is more favorable to Ouster’s stockholders or Velodyne’s stockholders, as applicable, from a financial point of view, than the Mergers and the other Transactions contemplated hereby (after giving effect to all adjustments or modifications to the terms thereof which may be agreed in writing to be made by the other party (including pursuant to Section 5.4(b))) and (C) if a cash transaction (in whole or in part), financing for which is then fully committed or reasonably determined to be available.

5.5 Access to Information; Confidentiality.

(a) Upon reasonable advance written notice, each of Ouster and Velodyne shall (and shall cause their respective Subsidiaries and Representatives to) afford to the other party and its Representatives reasonable access during normal business hours, during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article 7 and the Effective Time, to its properties, facilities, books, Contracts and records and its officers, employees and Representatives and, during such period, each of Ouster and Velodyne shall (and shall cause its Subsidiaries and Representatives to) furnish promptly to the other party: (i) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it during such period pursuant to the requirements of applicable securities Laws (other than reports or documents which such party is not permitted to disclose under applicable Law) and (ii) consistent with its obligations under applicable Law, all other information concerning its business, properties and personnel as the other party may reasonably request; provided, however, none of Ouster or Velodyne or any of their respective Subsidiaries or Representatives shall be required to provide access to or disclose information where such information or access would, in the reasonable judgment of such party, (w) breach any agreement with any third party, (x) constitute or give rise to a material risk of providing a waiver of the attorney-client, work product doctrine or other privilege held by such party, (y) otherwise violate any applicable Law, or (z) unreasonably interfere with the conduct of the business of the party or create a risk of damage or destruction to any property or assets of the party. In the event any of the restrictions in clauses (w) through (y) of the foregoing sentence shall apply, each party shall advise the other party of the subject matter of any such information that cannot be disclosed and the parties shall use their reasonable best efforts to make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Laws. Notwithstanding anything to the contrary herein, each of Ouster and Velodyne may satisfy its obligations set forth above by electronic means if physical access is not reasonably feasible or would not be permitted under applicable Law as a result of COVID-19 or any COVID-19 Measures. Any such information provided pursuant to this Section 5.5 shall be held in confidence to the extent required by, and in accordance with, the provisions of that certain Nondisclosure Agreement, dated September 9, 2022, as such agreement may be amended from time to time in accordance with its terms (the “Confidentiality Agreement”), between Ouster and Velodyne, which Confidentiality Agreement shall remain in full force and effect.

(b) Each of the parties hereby agree that no investigation by any of the parties or their respective Representatives or information provided, made available or delivered pursuant to this Agreement shall affect the representations, warranties, covenants or agreements of any other party set forth herein.

5.6 Appropriate Action.

(a) Velodyne, Ouster, Merger Sub I and Merger Sub II shall use their reasonable best efforts to take or cause to be taken all appropriate action, and to do, or cause to be done, all things necessary to consummate and make effective the transactions contemplated under this Agreement, including using their reasonable best efforts to obtain, or cause to be obtained, all waivers, permits, consents, approvals, authorizations, qualifications, Orders or absence of Orders of all Governmental Entities and parties to Contracts with Velodyne, Ouster or any of their respective Subsidiaries that may be or become necessary for the performance of obligations pursuant to this Agreement and the consummation of the transactions contemplated hereby. Velodyne, Ouster, Merger Sub I and Merger Sub II (if applicable) shall contest, defend and appeal any Proceeding, whether judicial or administrative, challenging this Agreement or the consummation of the Mergers through the Outside Date (as extended, if applicable). The parties shall cooperate and assist one another in good faith (i) in connection with all actions to be taken pursuant to this Section 5.6(a), including the preparation and making of the filings referred to herein and, if requested, amending or furnishing additional information reasonably requested thereunder, and (ii) in seeking, as promptly as reasonably practicable, to obtain all such waivers, permits, consents, approvals, authorizations, qualifications, Orders or absence of Orders. Upon the terms and subject to the conditions set forth in this Agreement, each party agrees to make any filings required to be made pursuant to the HSR Act (if applicable) or other applicable antitrust Laws with respect to the Transactions as promptly as reasonably practicable (and, in the case of the required Notification and Report Forms pursuant to the HSR Act, in any event within ten (10) Business Days after the date hereof unless otherwise agreed by the parties) and to supply as promptly as reasonably practicable to the appropriate Governmental Entities any information and documentary material that may be requested by such Governmental Entities pursuant to the HSR Act (if applicable) or such other applicable antitrust Laws. All such antitrust filings to be made shall be made in substantial compliance with the requirements of the HSR Act and such other applicable antitrust Laws, as applicable.

(b) In furtherance, and without limiting the generality, of the foregoing, the parties shall use their reasonable best efforts to cooperate with and assist each other in good faith to (A) determine, as promptly as reasonably practicable, which filings are required to be made pursuant to the HSR Act (if applicable) or other applicable antitrust Laws with respect to the Transactions, (B) provide or cause to be provided as promptly as reasonably practicable to the other party all necessary or advisable information and assistance as any Governmental Entity may from time to time require of such party in connection with obtaining the relevant waivers, permits, consents, approvals, authorizations, qualifications, Orders, absence of Orders preventing consummation of the Mergers, or expiration of waiting periods in relation to such filings or in connection with any other review or investigation of the Transactions by a Governmental Entity pursuant to the HSR Act (if applicable) or other applicable antitrust Laws and (C) provide or cause to be provided as promptly as reasonably practicable all assistance and cooperation to allow the other party to prepare and submit any such filings or submissions required or advisable to be submitted under the HSR Act (if applicable) or other applicable antitrust Laws, including providing to the other party any information that the other party may from time to time require for the purpose of any filing with, notification to, application with, or request for further information made by, any Governmental Entity. To the extent permitted by applicable Law and not prohibited by any Governmental Entity, each party shall (A) keep the other apprised of the content and status of any communications with, and communications from, any Governmental Entity with respect to the Transactions, including promptly notifying the other party of any communication it receives from any Governmental Entity relating to any review or investigation of the Transactions under the HSR Act (if applicable) or other applicable antitrust Laws and providing copies of any such communications if received in writing, and (B) provide advance notice of and permit representatives of the other party to be present and participate at each meeting or teleconference relating to any review or investigation of the Transactions under the HSR Act (if applicable) or other applicable antitrust Laws; provided, further, that each party shall be consulted in advance in connection with the content, form, and substance of any argument, opinion or proposal to be made or submitted to any Governmental Entity in such meetings or teleconferences, or in any written submissions. To the extent permitted by applicable Law, the parties shall, and shall use their reasonable best efforts to cause their respective affiliates to use their reasonable best efforts to, provide each other with copies of all correspondence, filings or communications between them or any of their respective Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the Transactions; provided, however, that materials may be redacted (1) to remove references concerning the valuation of Ouster or Velodyne and their respective Subsidiaries, as applicable; (2) as necessary to comply with any Contract or Laws; and (3) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns; and provided further, that such materials containing competitively sensitive information may be limited to outside counsel for the receiving party.

(c) Each party shall, and shall cause its respective Subsidiaries to, respond as promptly as reasonably practicable to any inquiries or requests for information and documentary material received from any Governmental Entity in connection with any antitrust or competition matters related to this Agreement and the transactions contemplated hereby.

(d) Without the prior written approval of the other party, no party shall effect or agree to any business combination (whether structured as a merger, business combination, tender offer, exchange offer or similar transaction) or acquisition of any assets, licenses, rights, product lines, operations or businesses of any person that would reasonably be expected to prevent or materially delay consummation of the Transactions.

(e) Ouster will take all actions necessary to cause each of Merger Sub I and Merger Sub II to perform its obligations under this Agreement and to consummate the Mergers on the terms and subject to the conditions set forth in this Agreement. Notwithstanding anything to the contrary in this Section 5.6 or any other part of this Agreement, none of Velodyne, Ouster, Merger Sub I and Merger Sub II or any of their respective affiliates shall be required to offer, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, (A) the sale, divestiture, license or other disposition of assets (whether tangible or intangible), rights, product lines or businesses; or (B) to terminate or create any relationships, contractual rights, obligations or other arrangements of, or effectuate any other change or restructuring of, or agree to any limitation or restriction on the conduct or freedom of action of Velodyne, Ouster, Merger Sub I and Merger Sub II or any of their respective affiliates if any such actions, agreements, or commitments would have a material impact on (i) the business or assets of Velodyne, together with its affiliates, or (ii) the business or assets of Ouster, together with its affiliates (including Velodyne following the Closing); provided, that, for purposes of determining materiality for clause (ii), such materiality will be measured based on the impact on a company of comparable size to Velodyne.

5.7 Certain Notices. Each party shall give prompt notice to the other parties if any of the following occur after the date of this Agreement: (a) receipt of any notice or other communication in writing from any Person alleging that the consent or approval of such Person is or may be required in connection with the Transactions; (b) receipt of any notice or other communication from any Governmental Entity, the NYSE or the NASDAQ (or any other securities market) in connection with the Transactions; or (c) such party becoming aware of the occurrence of an event that could prevent or delay beyond the Outside Date the consummation of the Transactions or that would reasonably be expected to result in any of the conditions to the Merger set forth in Article 6 not being satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice. Velodyne and Ouster shall promptly provide, to the extent not publicly available, the other party with copies of all filings made by such party with any Governmental Entity in connection with the Transactions.

5.8 Public Announcements. Each party agrees that no public release or announcement concerning the Transactions shall be issued by any party without the prior written consent of Ouster and Velodyne (which consent shall not be unreasonably withheld, conditioned or delayed), except to the extent such release or announcement may be required by applicable Law or the rules or regulations of any applicable securities exchange or listing agreement or regulatory or governmental body to which the relevant party is subject, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to review and comment on such release or announcement in advance of such issuance. For the avoidance of doubt, internal communications to employees concerning the Transactions that, in the good faith assessment of Velodyne or Ouster (as applicable), would not need to be publicly filed pursuant to applicable Law, shall not constitute a public release or announcement subject to this Section 5.8; provided, that each party shall use reasonable best efforts to provide the other party with reasonable advance notice and a reasonable opportunity to review and comment upon any written communications to employees concerning the Transactions that, in the good faith assessment of Velodyne or Ouster (as applicable), would need to be publicly filed pursuant to applicable Law.

5.9 Director and Officer Indemnification.

(a) From and after the Effective Time, Ouster shall, and shall cause the First Step Surviving Corporation and the Surviving Company to, indemnify, defend and hold harmless, and shall advance expenses as incurred, to the fullest extent permitted under (i) applicable Law, (ii) Velodyne’s organizational documents in effect as of the date of this Agreement, and (iii) any Contract of Velodyne in effect as of the date of this Agreement, each present and former director and officer of Velodyne (each, an “Indemnitee” and, collectively, the “Indemnitees”) from and against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including in connection with this Agreement or the Transactions.

(b) Ouster agrees that all rights to exculpation, indemnification or advancement of expenses arising from, relating to or otherwise in respect of, acts or omissions occurring prior to the Effective Time (including in connection with this Agreement or the Transactions) now existing in favor of an Indemnitee as provided in its certificate of incorporation, bylaws or other organizational documents shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of no less than six (6) years from the Effective Time, Ouster shall cause the First Step Surviving Corporation and the Surviving Company to, and the First Step Surviving Corporation and the Surviving Company shall, maintain in effect the exculpation, indemnification and advancement of expenses provisions of the organizational documents of Velodyne, in effect as of the date of this Agreement, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors or officers of Velodyne; provided, however, that all rights to exculpation, indemnification and expenses in respect of any Proceeding pending or asserted or any claim within such period shall continue until the final disposition of such proceeding.

(c) For six (6) years from and after the Effective Time, Ouster shall maintain for the benefit of the Indemnitees, D&O insurance policies that provide coverage for events occurring prior to the Closing Date (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policies of Velodyne, or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Ouster shall not be required to pay an annual premium for the D&O Insurance in excess of 350% of the last annual premium paid by Velodyne prior to the date of this Agreement (it being understood and agreed that, in the event that the requisite coverage is not available for an annual premium less than or equal to 350% of such last annual premium, Ouster shall nevertheless be obligated to provide such coverage as may be obtained for 350% of such last annual premium). The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” policies have been obtained by Velodyne prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the Transactions.

(d) If Ouster, the First Step Surviving Corporation, the Surviving Company or any of their respective successors or assigns will (i) consolidate with or merge into any other Person and not be the continuing or Surviving Company or entity in such consolidation or merger; or (ii) transfer all or substantially all of its properties and assets to any Person, then proper provisions will be made so that the successors and assigns of Ouster, the First Step Surviving Corporation, the Surviving Company or any of their respective successors or assigns will assume all of the obligations of Ouster, the First Step Surviving Corporation and the Surviving Company set forth in this Section 5.9.

(e) The obligations set forth in this Section 5.9 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnitee (or any other person who is a beneficiary pursuant to the D&O Insurance or the “tail” policy referred to in Section 5.9(c) (and their heirs and representatives)) without the prior written consent of such affected Indemnitee or other person. Each of the Indemnitees or other persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 5.9(c) (and their heirs and representatives) are intended to be third-party beneficiaries of this Section 5.9, with full rights of enforcement as if a party hereto. The rights of the Indemnitees (and other persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 5.9(c) (and their heirs and representatives)) pursuant to this Section 5.9 will be in addition to, and not in substitution for, any other rights that such persons may have pursuant to (i) applicable Law, (ii) Velodyne’s organizational documents in effect as of the date of this Agreement, and (iii) any Contract of Velodyne in effect as of the date of this Agreement.

5.10 Stock Exchange Listing. Ouster shall use its reasonable best efforts to cause the shares of Ouster Common Stock and Ouster Warrants to be issued in connection with the First Merger (including shares of Ouster Common Stock to be reserved upon exercise of Ouster Stock Options or Ouster Warrants) to be listed on the NYSE, subject to official notice of issuance, prior to the Effective Time. Prior to the Closing, Ouster shall submit a listing application with NYSE (the “NYSE Listing Application”) with respect to such shares of Ouster Common Stock and Ouster Warrants. Ouster shall use its reasonable best efforts to have the NYSE Listing Application approved (subject to official notice of issuance) as promptly as practicable after such submission (including by responding to comments of NYSE). Velodyne shall reasonably cooperate with Ouster in the preparation of the materials to be submitted to the NYSE and the resolution of any comments thereto received from the NYSE.

5.11 Section 16 Matters. Prior to the Effective Time, Ouster and Velodyne shall take all such steps as may be required to cause the First Merger and any dispositions of Velodyne Common Stock (including derivative securities with respect to Velodyne Common Stock) or acquisitions of Ouster Common Stock (including derivative securities with respect to Ouster Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Velodyne, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.12 Stockholder Litigation. Each of Ouster and Velodyne shall provide the other party with prompt written notice of, and the opportunity to participate in the defense of, any litigation brought by stockholders of Ouster or stockholders of Velodyne or in the name of Ouster or Velodyne against Ouster or Velodyne, as applicable, and/or their respective directors relating to the Transactions contemplated by this Agreement, including the Mergers; provided, however, that no party shall compromise, settle, come to an arrangement, or agree to compromise, settle or come to an arrangement, regarding any litigation arising or resulting from the Transactions contemplated by this Agreement, or consent to the same, without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed).

5.13 Tax Matters.

(a) Notwithstanding anything herein to the contrary, neither Velodyne nor Ouster shall (or shall cause their respective Subsidiaries to) take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Both prior to and following the Effective Time, Velodyne and Ouster shall use their reasonable best efforts, and shall cause their respective Subsidiaries to use their reasonable best efforts, to take or cause to be taken any action necessary for the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, including by reasonably refraining from any action that such party knows is reasonably likely to prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) Velodyne and Ouster shall use their reasonable best efforts to obtain (i) any tax opinions required to be filed with the SEC in connection with the filing of the Form S-4, and (ii) the Ouster Tax Opinion and the Velodyne Tax Opinion, including by delivering to Skadden, Arps, Slate, Meagher and Flom LLP and Latham & Watkins LLP tax representation letters in connection with any such tax opinions. In each case of clauses (i) and (ii), the tax representation letters of Velodyne and Ouster shall be in substantially the forms set forth in Exhibit D and Exhibit E, respectively, and shall be dated and executed as of the dates of such tax opinions.

(c) This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g) and 1.368-3(a). Each of Ouster and Velodyne and their respective affiliates shall report the Mergers, taken together, in accordance with the Tax treatment set forth in Section 1.7 and shall not take any position inconsistent with such treatment unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

5.14 Employee Matters.

(a) At and following the Effective Time, Ouster will and will cause its Subsidiaries (including the Surviving Company and its Subsidiaries) to honor all obligations under the Velodyne Benefit Plans in accordance with their terms as in effect immediately before the Effective Time; provided that nothing in this Section 5.14(a) is intended to prevent Ouster from causing them to be enforced in accordance with their terms, including any reserved right to amend, modify, suspend, revoke or terminate them.

(b) Each employee of the Surviving Company and its Subsidiaries as of the Effective Time (including any employee who is full-time, part-time, temporary, on vacation or on a medical or disability or any other paid or unpaid approved leave of absence) who continues employment with Ouster or its Subsidiaries (including the Surviving Company and its Subsidiaries) following the Effective Time (each, a “Continuing Employee”), subject to continued employment, shall continue to receive, through December 31, 2023 (i) a base salary or wage rate (as applicable) and an annual bonus opportunity that is, in each case, no less favorable than the base salary or wage rate (as applicable) and annual bonus opportunity that such Continuing Employee received or was eligible for immediately prior to the Effective Time and (ii) retirement, health and welfare, severance and other compensation and benefits (excluding equity awards, defined benefit arrangements and retiree health and welfare arrangements), in each case, that are, in the aggregate, no less favorable than those provided either to such Continuing Employee as of immediately prior to the Closing Date or to similarly situated employees of Ouster and its Subsidiaries during such period.

(c) Subject to applicable Law, Ouster will and will cause its Subsidiaries (including the Surviving Company and its Subsidiaries) to give credit under each of their respective employee benefit plans, programs and arrangements (the “Post-Closing Plans”) to Continuing Employees for all service prior to the Effective Time with Velodyne or its Subsidiaries, as applicable, or any predecessor employer (to the extent that such credit was given by Velodyne or any of its Subsidiaries, as applicable) for all purposes for which such service was taken into account or recognized by Velodyne or Ouster or their respective Subsidiaries, as applicable, for purposes of eligibility for participation and vesting (but not accrual of benefits, other than for purposes of determining the level of vacation, travel and/or severance benefits), but not to the extent crediting such service would result in duplication of benefits and not for purposes of defined benefits plans or retiree welfare plans, except to the extent required by applicable Laws.

(d) In addition, and without limiting the generality of Section 5.14(b) or any other provisions herein, for purposes of each Post-Closing Plan providing medical, dental, pharmaceutical, vision and/or other health benefits to any Continuing Employee and his or her dependents, Ouster will use its commercially reasonable efforts to and to cause its Subsidiaries (including the Surviving Company and its Subsidiaries) to, (i) cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work requirements of such Post-Closing Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent any such waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work requirements were waived or were inapplicable under the comparable Velodyne Benefit Plan, (ii) fully credit each Continuing Employee with all deductible payments, co-payments and other out-of-pocket expenses incurred by such Continuing Employee and his or her covered dependents under the medical, dental, pharmaceutical or vision benefit plans of Velodyne or Ouster (or their respective Subsidiaries), as applicable, prior to the Effective Time during the plan year in which the Effective Time occurs for the purpose of determining the extent to which such Continuing Employee has satisfied the deductible, co-payments, or maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for such plan year under any pre-Closing Velodyne Benefit Plan providing medical, dental, pharmaceutical, vision or health benefits, as if such amounts had been paid in accordance with such plan, and (iii) credit the accounts of such Continuing Employees under any Post-Closing Plan that is a flexible spending plan with any unused balance in the account of such Continuing Employee under the applicable Velodyne Benefit Plan.

(e) Ouster agrees that it shall assume and honor all obligations under the severance and change in control agreements, employment agreements and similar agreements listed on Section 5.14(e) of the Velodyne Disclosure Schedule in accordance with their terms as in effect immediately prior to the Closing.

(f) If requested by Ouster at least ten (10) Business Days prior to the Closing, then effective as of no later than the day immediately preceding the Closing, Velodyne will terminate the Velodyne Benefit Plan intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code (the “Velodyne 401(k) Plan”). In such event, each continuing service provider who is a participant in the Velodyne 401(k) Plan will be allowed to participate, as soon as practicable following the Closing, in a 401(k) plan sponsored by Ouster or an affiliate of Ouster. In addition, Ouster will, or will cause an affiliate to, take all actions necessary so that its 401(k) plan will accept rollover contributions from the Velodyne 401(k) plan, including participant loans.

(g) The parties to this Agreement hereby acknowledge and agree that the consummation of the Mergers shall constitute, or be deemed to constitute, a change in control or change of control (or words of similar import), as the case may be, for all purposes under each of the Velodyne Benefit Plans and Ouster Benefit Plans. Each of Velodyne and Ouster shall provide the benefits set forth on Section 5.14(g) of the Velodyne Disclosure Schedule and Ouster Disclosure Schedule, respectively, on the terms and conditions set forth therein and, notwithstanding anything herein to the contrary, may, in its discretion, evidence such benefits in one or more plans, policies, agreements or arrangements subject to the terms and conditions set forth on Section 5.14(g) of the Velodyne Disclosure Schedule and Ouster Disclosure Schedule, respectively.

(h) Prior to the Effective Time, unless as otherwise mutually agreed in writing by Ouster and Velodyne no later than ten (10) Business Days prior to the Effective Time, following the taking of all actions required pursuant to Section 2.8(b) of this Agreement, the Velodyne Board shall take all actions with respect to the Velodyne ESPP that are necessary to provide that, subject to the consummation of the First Merger, the Velodyne ESPP shall terminate, effective immediately prior to the Effective Time.

(i) With respect to the portion of the fiscal year 2023 annual bonus period under any applicable Velodyne annual bonus plan (the “Velodyne Bonus Plans”) that occurs on or prior to the Effective Time (the “Pre-Closing Velodyne Bonus Period”), the performance measures applicable to such annual bonuses shall be determined by Velodyne as of the Effective Time, and all eligible employees under the Velodyne Bonus Plans shall receive a pro rata amount for the Pre-Closing Velodyne Bonus Period based on performance measured through the Effective Time and payable at the time such annual bonuses are typically paid, subject to any continued service requirements under the Velodyne Bonus Plans.

(j) Without limiting the generality of Section 8.8, this Section 5.14 shall be binding upon and inure solely to the benefit of the parties to this Agreement, and nothing in this Section 5.14, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.14. Nothing in this Agreement, express or implied, is or shall be construed to establish, amend or modify any Velodyne Benefit Plan or other employee or director compensation or benefit plan. The parties to this Agreement acknowledge and agree that the terms set forth in this Section 5.14 shall not create any right in any employee of Velodyne or its Subsidiaries or any other Person to any continued employment with Velodyne, Ouster, the Surviving Company or their respective Subsidiaries or any right to compensation or benefits of any nature or kind whatsoever.

5.15 Cooperation. Each of Ouster and Velodyne will, and will cause each of its respective Representatives to, use its reasonable best efforts, subject to applicable Laws, to cooperate with the other party in connection with planning the integration of the business operations of Ouster and Velodyne.

5.16 Stock Exchange Delisting and Deregistration. Ouster and Velodyne will cooperate and use their respective reasonable best efforts to cause the delisting of shares of Velodyne Common Stock and the Velodyne Warrants from the NASDAQ and the deregistration of such shares and warrants under the Exchange Act as promptly as practicable following the Closing in compliance with applicable Law.

5.17 Litigation Matters. Promptly following the execution of this Agreement (but in any event, no later than seven (7) days thereafter), Ouster and Velodyne will cooperate to take certain actions in connection with pending litigation matters as set forth on Schedule I attached hereto.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE MERGERS

6.1 Conditions to Obligations of Each Party Under This Agreement. The obligations of Ouster, Velodyne, Merger Sub I and Merger Sub II to consummate the Mergers are subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a) Stockholder Approvals. Velodyne shall have obtained the Velodyne Stockholder Approval, and Ouster shall have obtained the Ouster Stockholder Approval.

(b) NYSE Listing. The shares of Ouster Common Stock issuable to the stockholders of Velodyne pursuant to this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) Statutes and Injunctions. No Law or Order shall have been promulgated, entered, enforced, enacted or issued by any Governmental Entity (whether temporary, preliminary or permanent) which prohibits, restrains or makes illegal the consummation of the Mergers and shall continue in effect.

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order.

(e) HSR Act. Any applicable waiting period, together with any extensions thereof, under the HSR Act (if applicable) shall have expired or been terminated.

6.2 Conditions to Obligations of Ouster and Merger Subs under this Agreement. The obligations of Ouster, Merger Sub I and Merger Sub II to consummate the Mergers are subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a) The representations and warranties of Velodyne set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any materiality or Velodyne Material Adverse Effect qualifiers therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Velodyne Material Adverse Effect; provided that (i) the representations and warranties set forth in Section 3.1 (Corporate Organization), Section 3.3 (Authority; Execution and Delivery; Enforceability), Section 3.19 (Broker’s Fees) and Section 3.20 (Opinion of Financial Advisor) shall be true and correct in all material respects (without giving effect to any materiality or Velodyne Material Adverse Effect qualifiers therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), (ii) the representations and warranties set forth in Section 3.2 (Velodyne Capitalization) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except for inaccuracies that are de minimis, and (iii) the representation and warranty set forth in clause (b) of the first sentence of Section 3.6 (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date. Ouster shall have received a certificate validly executed and signed on behalf of Velodyne by an executive officer of Velodyne certifying that this condition has been satisfied.

(b) Velodyne shall have performed or complied with, as applicable, all of the covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Closing in all material respects, and Ouster shall have received a certificate validly executed and signed on behalf of Velodyne by a duly authorized executive officer of Velodyne certifying that this condition has been satisfied.

(c) Since the date of this Agreement, there shall not have occurred and be continuing a Velodyne Material Adverse Effect.

(d) Ouster shall have received a written tax opinion from Latham & Watkins LLP, counsel to Ouster, dated as of the Closing Date, in form and substance reasonably satisfactory to Ouster and based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Ouster Tax Opinion”). Such counsel shall be entitled to rely upon customary assumptions and upon customary representations and warranties from each of Ouster and Velodyne (or any other relevant parties), in each case, in form and substance reasonably satisfactory to such counsel, including tax representation letters delivered pursuant to Section 5.13(b).

6.3 Conditions to Obligations of Velodyne under this Agreement. The obligation of Velodyne to consummate the First Merger is subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a) The representations and warranties of Ouster set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any materiality or Ouster Material Adverse Effect qualifiers therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had, and would not reasonably be expected to have, an Ouster Material Adverse Effect; provided that (i) the representations and warranties set forth in Section 4.1 (Corporate Organization), Section 4.3 (Authority; Execution and Delivery; Enforceability), Section 4.19 (Broker’s Fees), Section 4.20 (Opinion of Financial Advisor) and Section 4.23 (Merger Subs) shall be true and correct in all material respects (without giving effect to any materiality or Ouster Material Adverse Effect qualifiers therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), (ii) the representations and warranties set forth in Section 4.2 (Ouster Capitalization) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except for inaccuracies that are de minimis, and (iii) the representation and warranty set forth in clause (b) of the first sentence of Section 4.6 (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date. Velodyne shall have received a certificate validly executed and signed on behalf of Ouster by an executive officer of Ouster certifying that this condition has been satisfied.

(b) Each of Ouster, Merger Sub I and Merger Sub II shall have performed or complied with, as applicable, all of the covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Closing in all material respects, and Velodyne shall have received a certificate validly executed and signed on behalf of Ouster by a duly authorized executive officer of Ouster certifying that this condition has been satisfied.

(c) Since the date of this Agreement, there shall not have occurred and be continuing an Ouster Material Adverse Effect.

(d) Velodyne shall have received a written tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Velodyne, dated as of the Closing Date, in form and substance reasonably satisfactory to Velodyne and based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368 of the Code (the “Velodyne Tax Opinion”). Such counsel shall be entitled to rely upon customary assumptions and upon customary representations and warranties from each of Ouster and Velodyne (or any other relevant parties), in each case, in form and substance reasonably satisfactory to such counsel, including tax representation letters delivered pursuant to Section 5.13(b).

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated, and the Mergers contemplated hereby may be abandoned by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after the Ouster Stockholder Approval or the Velodyne Stockholder Approval:

(a) By mutual written consent of Ouster and Velodyne;

(b) By either Ouster or Velodyne:

(i) if any Law or final and non-appealable Order shall have been promulgated, entered, enforced, enacted or issued or shall be deemed to be applicable to the Mergers by any Governmental Entity of competent jurisdiction which permanently prohibits, restrains or makes illegal the consummation of the Mergers; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement is the principal cause of the enactment or issuance of any such Law or Order;

(ii) if the First Merger shall not have been consummated by 11:59 p.m. Pacific time on May 4, 2023 (the “Initial Outside Date,” and the Initial Outside Date, as it may be extended pursuant to this Section 7.1(b)(ii), the “Outside Date”), except that if, as of the Initial Outside Date, all conditions to this Agreement are satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or waived (where permissible pursuant to applicable Law), other than the conditions set forth in Section 6.1(c) or Section 6.1(e) (solely in connection with an antitrust, competition, investment, trade regulation or similar law), then the Outside Date shall automatically be extended to 11:59 p.m. Pacific time on August 4, 2023, unless Ouster and Velodyne mutually agree prior to such time in writing that the Outside Date will not be so extended; provided, in each case, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any party whose failure to perform any of its obligations under this Agreement is the principal cause of the failure of the Transactions to be consummated by such time;

(iii) if the Ouster Stockholder Approval shall not have been obtained upon a vote taken thereon at the Ouster Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(iii) shall not be available to Ouster if Ouster’s failure to perform any of its obligations under this Agreement is the principal cause of the failure to obtain the Ouster Stockholder Approval; or

(iv) if the Velodyne Stockholder Approval shall not have been obtained upon a vote taken thereon at the Velodyne Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(iv) shall not be available to Velodyne if Velodyne’s failure to perform any of its obligations under this Agreement is the principal cause of the failure to obtain the Velodyne Stockholder Approval; or

(c) By Velodyne:

(i) if Ouster shall have breached or failed to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by Ouster prior to the Outside Date or otherwise is not cured by the earlier of (x) twenty (20) Business Days following written notice to Ouster by Velodyne of such breach or (y) the first (1st) Business Day prior to the Outside Date and (B) would result in a failure of any condition set forth in Section 6.3(a) or Section 6.3(b);

(ii) if the Ouster Board has effected an Ouster Adverse Recommendation Change; or

(iii) if, prior to the Velodyne Stockholder Approval, the Velodyne Board shall have effected a Velodyne Adverse Recommendation Change in respect of a Superior Proposal, in respect of which Velodyne has complied in all respects with Section 5.4 (other than any non-compliance that was immaterial and unintentional), and the Velodyne Board has approved, and concurrently with such termination Velodyne enters into, a definitive agreement providing for the implementation of such Superior Proposal, but only if Velodyne is not then in breach of Section 5.4 (other than any non-compliance that was immaterial and unintentional); provided that such termination shall not be effective unless in advance of or concurrently with such termination, Velodyne has paid in full the Velodyne Termination Fee as provided in Section 7.3(c); or

(d) By Ouster:

(i) if Velodyne shall have breached or failed to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by Velodyne prior to the Outside Date or otherwise is not cured by the earlier of (x) twenty (20) Business Days following written notice to Velodyne by Ouster of such breach or (y) the first (1st) Business Day prior to the Outside Date and (B) would result in a failure of any condition set forth in Section 6.2(a) or Section 6.2(b);

(ii) if the Velodyne Board has effected a Velodyne Adverse Recommendation Change; or

(iii) if, prior to the Ouster Stockholder Approval, the Ouster Board shall have effected an Ouster Adverse Recommendation Change in respect of a Superior Proposal, in respect of which Ouster has complied in all respects with Section 5.4 (other than any non-compliance that was immaterial and unintentional), and the Ouster Board has approved, and concurrently with such termination Ouster enters into, a definitive agreement providing for the implementation of such Superior Proposal, but only if Ouster is not then in breach of Section 5.4 (other than any non-compliance that was immaterial and unintentional); provided that such termination shall not be effective unless in advance of or concurrently with such termination, Ouster has paid in full the Ouster Termination Fee as provided in Section 7.3(b).

7.2 Effect of Termination. In the event of the valid termination of this Agreement by either Ouster or Velodyne as provided in Section 7.1, written notice thereof shall forthwith be given by the terminating party to the other party specifying the provision hereof pursuant to which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 7.1, this Agreement shall be terminated and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Ouster, Velodyne, Merger Sub I or Merger Sub II, other than this Section 7.2, Section 7.3 and Article 8, which provisions shall survive such termination; provided that nothing herein shall relieve any party for any liability for any Willful Breach or fraud. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive the termination of this Agreement in accordance with their terms.

7.3 Termination Fees; Expenses.

(a) Except as otherwise provided in this Section 7.3 and except for (i) the expenses in connection with printing and mailing the Joint Proxy Statement and the Form S-4 required in connection with the actions specified in Section 5.3, (ii) all SEC filing fees relating to the Transactions and (iii) the fees in connection with the approvals required under Section 6.1(e) related to the Transactions (each of which fees and expenses shall be borne, in each case, equally by Ouster and Velodyne), all fees and expenses incurred by the parties shall be borne solely by the party that has incurred such fees and expenses, whether or not the First Merger is consummated, and all such fees and expenses shall be paid by the applicable responsible party concurrently with the Closing.

(b) Ouster shall pay to Velodyne $7,000,000 (the “Ouster Termination Fee”) if this Agreement is terminated as follows:

(i) if this Agreement is terminated by Velodyne pursuant to Section 7.1(c)(ii), then Ouster shall pay the Ouster Termination Fee (to the extent not previously paid) on the second (2nd) Business Day following such termination;

(ii) (x) if this Agreement is terminated (A) pursuant to Section 7.1(b)(iii) or (B) pursuant to Section 7.1(c)(i) or (C) pursuant to Section 7.1(b)(ii) without the Ouster Stockholders Meeting having occurred, and (y) in any such case a Competing Proposal shall have been publicly announced or otherwise communicated to the Ouster Board (and not withdrawn) after the date of this Agreement and prior to the date of the Ouster Stockholders Meeting, in the case of clause (A), or the date of termination, in the case of clauses (B) and (C), and (z) if within twelve (12) months after the date of such termination, a transaction in respect of a Competing Proposal is consummated or Ouster enters into a definitive agreement in respect of a Competing Proposal, then Ouster shall pay the Ouster Termination Fee) on the second (2nd) Business Day following the date Ouster consummates such transaction; provided that, solely for purposes of this Section 7.3(b)(ii), the term “Competing Proposal” shall have the meaning ascribed thereto in Section 5.4(f)(i), except that all references to 20% shall be changed to 50%; and

(iii) if this Agreement is terminated by Ouster pursuant to Section 7.1(d)(iii), then Ouster shall pay the Ouster Termination Fee substantially concurrently with such termination and no later than the second (2nd) Business Day following the date of entry into such definitive agreement pursuant to Section 7.1(d)(iii).

Any Ouster Termination Fee due under this Section 7.3(b) shall be paid by wire transfer of immediately available funds.

(c) Velodyne shall pay to Ouster $7,000,000 (the “Velodyne Termination Fee”) if this Agreement is terminated as follows:

(i) if this Agreement is terminated by Ouster pursuant to Section 7.1(d)(ii), then Velodyne shall pay the Velodyne Termination Fee (to the extent not previously paid) on the second (2nd) Business Day following such termination;

(ii) (x) if this Agreement is terminated (A) pursuant to Section 7.1(b)(iv) or (B) pursuant to Section 7.1(d)(i) or (C) pursuant to Section 7.1(b)(ii) without the Velodyne Stockholders Meeting having occurred, and (y) in any such case a Competing Proposal shall have been publicly announced or otherwise communicated to the Velodyne Board (and not withdrawn) after the date of this Agreement and prior to the date of the Velodyne Stockholders Meeting, in the case of clause (A), or the date of termination, in the case of clauses (B) or (C), and (z) if within twelve (12) months after the date of such termination, a transaction in respect of a Competing Proposal is consummated or Velodyne enters into a definitive agreement in respect of a Competing Proposal, then Velodyne shall pay the Velodyne Termination Fee) on the second Business Day following the date Velodyne consummates such transaction; provided that, solely for purposes of this Section 7.3(c)(ii), the term “Competing Proposal” shall have the meaning ascribed thereto in Section 5.4(f)(i), except that all references to 20% shall be changed to 50%; and

(iii) if this Agreement is terminated by Velodyne pursuant to Section 7.1(c)(iii); then Velodyne shall pay the Velodyne Termination Fee substantially concurrently with such termination and no later than the second (2nd) Business Day following the date of entry into such definitive agreement pursuant to Section 7.1(c)(iii).

Any Velodyne Termination Fee due under this Section 7.3(c) shall be paid by wire transfer of immediately available funds.

(d) The parties each agree that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if a party fails to pay any amounts due under this Section 7.3 and, in order to obtain such payment, Velodyne or Ouster, as the case may be, commences a suit that results in a judgment against such party for such amounts, such party shall pay interest on such amounts from the date payment of such amounts were due to the date of actual payment at the rate equal to the prime rate published in the Wall Street Journal for the relevant period, together with the costs and expenses of the other party (including reasonable legal fees and expenses) in connection with such suit. Notwithstanding anything to the contrary in this Agreement, in the event that the Ouster Termination Fee or the Velodyne Termination Fee is payable and actually paid to Ouster or Velodyne in accordance with this Section 7.3, payment of such Ouster Termination Fee or Velodyne Termination Fee, as applicable, shall be the sole and exclusive remedy of the non-terminating party and its affiliates against any other party or such other party’s stockholders, directors, officers, affiliates and other Representatives, for any loss or damage based upon, arising out of or relating to this Agreement or the negotiation, execution or performance hereof or the Transactions contemplated hereby, except in the case of Willful Breach or fraud. Solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of the Ouster Termination Fee or the Velodyne Termination Fee, expanding the circumstances in which the Ouster Termination Fee or the Velodyne Termination Fee, as applicable, is to be paid or restricting or modifying the other rights of any party hereunder, in the event of the valid termination of this Agreement under circumstances in which the Ouster Termination Fee or the Velodyne Termination Fee is payable pursuant to this Section 7.3, it is agreed that each of the Ouster Termination Fee and the Velodyne Termination Fee is liquidated damages, and not a penalty, and the payment thereof in such circumstances is supported by due and sufficient consideration; provided that no payment of an Ouster Termination Fee or a Velodyne Termination Fee shall be considered in lieu of, or a replacement or substitution for, damages incurred in the event of Willful Breach or fraud.

7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time, whether before or after the Ouster Stockholder Approval or the Velodyne Stockholder Approval has been obtained; provided that after the Ouster Stockholder Approval or the Velodyne Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of Ouster or stockholders of Velodyne, as applicable, without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

7.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions of the other parties contained herein; provided that after the Ouster Stockholder Approval or the

Velodyne Stockholder Approval, as applicable, has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of Ouster or stockholders of Velodyne, as applicable, without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE 8

GENERAL PROVISIONS

8.1 Non-Survival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

8.2 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in person or sent by electronic transmission (provided confirmation of electronic transmission is obtained), (b) on the next Business Day if transmitted by national overnight courier or (c) on the date delivered if sent by email (provided confirmation of email receipt is obtained), in each case, as follows:

If to Velodyne, addressed to it at:

Velodyne Lidar, Inc.

5521 Hellyer Avenue

San Jose, California 95138

Attention: Ted Tewksbury; Daniel Horwood

Email: ttewksbury@velodyne.com; dhorwood@velodyne.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, California 94301

Attention: Kenton J. King; Christopher J. Bors

Email: kenton.king@skadden.com; christopher.bors@skadden.com

If to Ouster, Merger Sub I or Merger Sub II, addressed to it at:

Ouster, Inc.

350 Treat Avenue

San Francisco, California 94110

Attention: Angus Pacala; Adam Dolinko

Email: angus.pacala@ouster.io; adam.dolinko@ouster.io

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Attention: Mark M. Bekheit; Nima J. Movahedi

Email: mark.bekheit@lw.com; nima.movahedi@lw.com

8.3 Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality and standstill provisions that are no less favorable in the aggregate to Ouster or Velodyne, as applicable, than those contained in the Confidentiality Agreement; provided that such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with any party to this Agreement or otherwise conflicting with the obligations of any party under this Agreement.

“affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Anti-corruption Laws” means Laws relating to anti-bribery or anti-corruption (governmental or commercial) which apply to Velodyne, Ouster or their respective Subsidiaries, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign Government Official or other Person to obtain a business advantage, including the FCPA, the U.K. Bribery Act of 2010 and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“associate” has the meaning set forth in Section 203 of the DGCL.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Business Day” means any date except Saturday or Sunday on which commercial banks are not required or authorized to close in San Francisco, California, United States.

“Contract” means any agreements, arrangements, commitments, understandings, contracts, leases (whether for real or personal property), powers of attorney, notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, purchase orders, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, instruments, obligations, commitments, understandings, policies, purchase and sales orders, quotations and other commitments to which a Person is a party or to which any of the assets of such Person or its Subsidiaries are subject, whether oral or written, express or implied, including all amendments or modifications thereto.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or shares or as trustee or executor, by Contract or otherwise.

“COVID-19” means SARS-Co V-2, SARS-Co V-2 variants or COVID-19.

“COVID-19 Measures” means quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar laws, directives, restrictions, guidelines, responses or recommendations of or promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, or other reasonable actions taken, in each case, in connection with or in response to COVID-19 and any evolutions, variants or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“Customs and Trade Laws” means applicable provisions of United States export and re-export controls and economic and financial sanctions laws and regulations, including the Export Administration Regulations and the International Traffic in Arms Regulations administered by the United States Department of Commerce and the United States Department of State, the regulations administered by OFAC, and all other applicable import/export controls and sanctions laws and regulations administered, imposed, or enforced by the United Nations Security Council, the European Union, or any European Union Member State or any other Governmental Entity as may have jurisdiction over their activities.

“Disclosure Schedules” means the Ouster Disclosure Schedule and the Velodyne Disclosure Schedule.

“Environmental Claim” means any Proceeding, investigation, order, demand, allegation, accusation or notice (written or oral) by any Person or entity alleging actual or potential liability (including actual or potential liability for investigatory costs, cleanup costs, response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties) arising out of, based on, resulting from or relating to any Environmental Laws, Environmental Permits or the presence, or Release into the environment, of, or exposure to, any Hazardous Materials at any location, but shall not include any claims relating to products liability.

“Environmental Laws” means any and all applicable, federal, state, provincial, local or foreign Laws, statutes, ordinances, regulations, treaties, policies, guidance, rules, judgments, orders, writs, court decisions or rule of common law, stipulations, injunctions, consent decrees, permits, restrictions and licenses, regulating or relating to Hazardous Materials, pollution, protection of the environment (including ambient air, surface water, ground water, land surface, subsurface strata, wildlife, plants or other natural resources), and/or the protection of health and safety of persons from exposures to Hazardous Materials in the environment.

“Environmental Permits” means any permit, certificate, approval, identification number, license or other authorization required under, or issued pursuant to, an Environmental Law.

“Equity Interest” means any share, capital stock, partnership, member, membership or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person (whether or not incorporated) that, together with Ouster or Velodyne, as applicable, is considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Government Official” means (i) any official, officer, employee, representative or any person acting in an official capacity for or on behalf of any Governmental Entity; (ii) any political party or party official or candidate for political office; (iii) any public international organization or any department or agency thereof; or (iv) any Person or other entity owned in whole or in part, or controlled by any Person described in the foregoing clauses (i), (ii) or (iii) of this definition.

“Governmental Entity” means any transnational, national, federal, state, county, municipal, local or foreign government, or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, and any arbitrator or arbitral body or panel of competent jurisdiction.

“group” has the meaning ascribed to in the Exchange Act, except where the context otherwise requires.

“Hazardous Materials” means any pollutants, chemicals, contaminants or wastes and any other toxic, infectious, carcinogenic, reactive, corrosive, ignitable, flammable or otherwise hazardous substance, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Intellectual Property” means all domestic and foreign intellectual property rights, including all (a) inventions (whether or not patentable and whether or not reduced to practice) and all improvements thereto, (b) all patents, patent applications, and patent disclosures, together with all provisionals, reissues, continuations, continuations-in-part, divisions, revisions, extensions, and reexaminations thereof (“Patents”), (c) trademarks, service marks, trade names, trade dress, logos, corporate names, brand names and other source indicators, together with all translations, adaptations, derivations, and combinations thereof, and all applications, registrations, and renewals in connection therewith, (d) domain names, uniform resource locators and other names and locators associated with the Internet, and all registrations in connection therewith, (e) works of authorship (whether or not published), and all copyrights, designs and mask works, and all registrations, applications and renewals in connection therewith, (f) software and all website content (including text, graphics, images, audio, video and data) and (g) trade secrets, confidential business information, and other proprietary information (including ideas, know-how, formulas, compositions, processes and techniques, research and development information, data, designs, drawings, specifications, research records, records of inventions, test information, financial, marketing and business data, pricing and cost information, business and marketing plans and proposals and customer and supplier lists and information).

“IRS” means the United States Internal Revenue Service.

“IT Assets” means computers, software, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment.

“Joint Proxy Statement” means a proxy statement or similar disclosure document or circular relating to the Ouster Stockholders Meeting and the Velodyne Stockholders Meeting.

“Knowledge” and “known” means the actual knowledge of the officers of Velodyne set forth in Section 8.3(a) of the Velodyne Disclosure Schedule or of the officers of Ouster set forth in Section 8.3(a) of the Ouster Disclosure Schedule, as the case may be.

“Law” means any federal, state, provincial, municipal, local or foreign law, statute, code, ordinance, rule, regulation, circular, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, defect in title, covenant, condition, restriction, charge, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“NASDAQ” means the NASDAQ Global Select Market.

“NYSE” means the New York Stock Exchange.

“Ouster Common Stock Issuance” means the issuance of shares of Ouster Common Stock and securities convertible into or exercisable for shares of Ouster Common Stock in connection with the First Merger pursuant to this Agreement.

“Ouster Disclosure Schedule” means the disclosure schedule delivered by Ouster to Velodyne prior to the execution of this Agreement.

“Ouster Intellectual Property” means the Intellectual Property owned or purported to be owned by Ouster or any of its Subsidiaries.

“Ouster Leased Real Property” means all real property leased, subleased, or otherwise occupied pursuant to an occupancy agreement by Ouster or any of its Subsidiaries.

“Ouster Material Adverse Effect” means any change, event, development, condition, occurrence or effect that is, or would reasonably be expected to be, materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of Ouster and its Subsidiaries; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been, an Ouster Material Adverse Effect:

(i) any changes resulting from general market, economic, financial or capital markets or political, legislative or regulatory conditions,

(ii) any changes or proposed changes of Law or GAAP (or the enforcement or interpretation of any of the foregoing),

(iii) any changes resulting from any geopolitical conditions, outbreak of hostilities, act of terrorism, sabotage (including cyberattacks or other cybersecurity breaches), war, national or international calamity or military actions, or any escalation or general worsening thereof (including the conflict in Ukraine and surrounding regions),

(iv) any changes generally affecting the industries in which Ouster and its Subsidiaries conduct their businesses,

(v) any changes resulting from earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions and other similar force majeure events,

(vi) any epidemics, pandemics or contagious disease outbreaks (including COVID-19) and any political or social conditions, including civil unrest, protests and public demonstrations or any other COVID-19 Measures that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19) or any change in such COVID-19 Measures, directive, pronouncement or guideline or interpretation thereof, or any material worsening of such conditions threatened or existing as of the date of this Agreement,

(vii) any changes resulting from the execution of this Agreement or the public announcement or the pendency of the Mergers, including any loss of employees or any disruption in or termination of (or loss of or other negative effect or change with respect to) supplier, distributor or similar business relationships or partnerships resulting from the Transactions; provided that this clause (vii) does not apply in the context of the representations and warranties set forth in Section 4.4 (and in Section 6.3(a) and Section 7.1(c), to the extent related to such portions of such representations and warranties),

(viii) changes in Ouster’s stock price or warrant price or the trading volume of Ouster’s stock or warrants or any change in the credit rating of Ouster (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition),

(ix) to the extent that it does not prevent or materially impede, hinder or delay the consummation of the Mergers or the other Transactions, any suspension of trading in or delisting of shares of Ouster’s stock and warrants by NYSE in and of itself,

(x) any changes or effects resulting from any action required to be taken by the terms of this Agreement,

(xi) the failure to meet internal or analysts’ expectations, projections or results of operations, earnings or other financial performance for any period (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition), or

(xii) any Proceeding arising from or relating to the Mergers or the other Transactions;

provided, that in the case of clauses (i), (ii), (iii), (iv), (v) and (vi) if and only to the extent such changes do not have a disproportionate adverse impact on Ouster and its Subsidiaries as compared to other participants in the industries in which Ouster and its Subsidiaries conduct their businesses.

“Ouster Preferred Stock” means Ouster preferred stock, $0.0001 per value per share.

“Ouster Products” means any product or services owned, developed, marketed or otherwise promoted, distributed, licensed, sold or otherwise made available to any Person by the Ouster or any of its Subsidiaries.

“Ouster Stock Plans” means the Ouster 2021 Incentive Award Plan, the Sense Photonics, Inc. 2017 Equity Incentive Plan, as amended and the Ouster Amended and Restated 2015 Stock Plan.

“Order” means any order, writ, injunction, decree, circular, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered, entered into or enforced by or with any Governmental Entity (in each case, whether temporary, preliminary or final).

“Ordinary Course License” means (a) any stand-alone non-disclosure or confidentiality agreement between a party or its Subsidiaries and a third party, excluding any such agreement that includes a license to make, sell or distribute any product or technology, and (b) any written Contract between a party or its Subsidiaries and a third party entered into in the ordinary course of business pursuant to which: (i) a party or its Subsidiaries grants to customers, suppliers, distributors, original equipment manufacturers, resellers, value-added resellers or service providers a non-exclusive license or covenant not to assert Intellectual Property in connection with the use, implementation, reproduction, sale or distribution of any of such grantor’s products in the ordinary course of business, (ii) a third party is granted non-exclusive rights to use or otherwise exploit Intellectual Property of a party or its Subsidiaries in connection with performing services for such party or its Subsidiaries, (iii) a third party is granted non-exclusive rights to use or otherwise exploit Intellectual Property of a party or its Subsidiaries for the purposes of promoting a party’s or its Subsidiaries’ products or services, (iv) a third party is granted permission to identify a party or its Subsidiaries as a party to a business relationship with such third party, such as a customer or reseller of or supplier to such third party, or (v) a third party is granted a non-exclusive, immaterial license or rights that are merely incidental to the transaction contemplated in such agreement, the commercial purpose of which is primarily for something other than such license or rights.

“Other Covered Party” means any political party or party official, or any candidate for political office.

“Permitted Liens” means (i) Liens for current Taxes, or governmental assessments, charges or claims of payment not yet past due or the amount or validity of which is being contested in good faith by appropriate Proceedings and for which adequate reserves in accordance with GAAP have been established in the latest financial statements of Ouster included in the Ouster SEC Documents or Velodyne included in the Velodyne SEC Documents, as the case may be, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business consistent with past practice for sums not yet due and payable, (iii) any such matters of record, Liens and other imperfections of title that do not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate and (iv) restrictions on transfers under applicable securities Laws.

“Person” means an individual, corporation, limited company, limited liability company, partnership, association, trust, unincorporated organization, Governmental Entity, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Personal Information” means any information relating to an identified or identifiable individual that constitutes “personal information,” “personal data,” “personally identifiable information” or similar term under any applicable Law.

“Proceeding” means any claim, complaint, charge, grievance, suit, action, arbitration, mediation, audit, investigation, hearing, inquiry, investigation or other legal proceeding (in each case, whether civil, criminal, administrative, investigative, formal or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Release” means disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, escaping or emptying into or upon the indoor or outdoor environmental, including any soil, sediment, subsurface strata, surface water, groundwater, ambient air, the atmosphere or any other media.

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, accountants, legal counsel, financial advisors, consultants, financing sources and other advisors and representatives.

“Requisite Ouster Stockholders” means Banyan Venture Holdings LLC, Anna Brunelle, Jorge del Calvo, Nathan Dickerman, Adam Dolinko, Mark Frichtl, Emmanuel Hernandez, Susan Heystee, Sundari Mitra, Angus Pacala, Karin Rådström, Darien Spencer and Remy Trafelet.

“Requisite Velodyne Stockholders” means Virgina Boulet, Michael Dee, Anurag Gupta, Daniel Horwood, Ernie Maddock, Andy Mattes, Kathy McBeath, Matt Rekow, Kristin Slanina, Ted Tewksbury, Mark Weinswig, Laura Wrisley and Hamid Zarringhalam.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other Equity Interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Tax Return” means any report, return (including information return), claim for refund, election, estimated tax filing, declaration or similar filing filed or required to be filed with any Governmental Entity with respect to Taxes, including any election, notification, appendix schedule or attachment thereto, and including any amendments thereof.

“Taxes” means any and all domestic or foreign, federal, state, local or other taxes, of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, severance, alternative minimum, disability, estimated, property, escheat or unclaimed property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, and taxes in the nature of excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, and other taxes, fees, levies, duties, tariffs, imposts, assessments, obligations and charges of the same or a similar nature to any of the foregoing.

“Taxing Authority” means any Governmental Entity responsible for the administration or the imposition of any Tax.

“Velodyne Disclosure Schedule” means the disclosure schedule delivered by Velodyne to Ouster prior to the execution of this Agreement.

“Velodyne Intellectual Property” means the Intellectual Property owned or purported to be owned by Velodyne or any of its Subsidiaries.

“Velodyne Leased Real Property” means all real property leased, subleased, or otherwise occupied pursuant to an occupancy agreement by Velodyne or any of its Subsidiaries.

“Velodyne Material Adverse Effect” means any change, event, development, condition, occurrence or effect that is, or would reasonably be expected to be, materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of Velodyne and its Subsidiaries; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been, a Velodyne Material Adverse Effect:

(i) any changes resulting from general market, economic, financial or capital markets or political, legislative or regulatory conditions,

(ii) any changes or proposed changes of Law or GAAP (or the enforcement or interpretation of any of the foregoing),

(iii) any changes resulting from any geopolitical conditions, outbreak of hostilities, act of terrorism, sabotage (including cyberattacks or other cybersecurity breaches), war, national or international calamity or military actions, or any escalation or general worsening thereof (including the conflict in Ukraine and surrounding regions),

(iv) any changes generally affecting the industries in which Velodyne and its Subsidiaries conduct their businesses,

(v) any changes resulting from earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions and other similar force majeure events,

(vi) any epidemics, pandemics or contagious disease outbreaks (including COVID-19) and any political or social conditions, including civil unrest, protests and public demonstrations or any other COVID-19 Measures that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19) or any change in such COVID-19 Measures, directive, pronouncement or guideline or interpretation thereof, or any material worsening of such conditions threatened or existing as of the date of this Agreement,

(vii) any changes resulting from the execution of this Agreement or the public announcement or the pendency of the Mergers, including any loss of employees or any disruption in or termination of (or loss of or other negative effect or change with respect to) supplier, distributor or similar business relationships or partnerships resulting from the Transactions; provided that this clause (vii) does not apply in the context of the representations and warranties set forth in Section 3.4 (and in Section 6.2(a) and Section 7.1(d), to the extent related to such portions of such representations and warranties),

(viii) changes in Velodyne’s stock price or warrant price or the trading volume of Velodyne’s stock or warrants or any change in the credit rating of Velodyne (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition),

(ix) to the extent that it does not prevent or materially impede, hinder or delay the consummation of the Mergers or the other Transactions, any suspension of trading in or delisting of shares of Velodyne’s stock and warrants by the NASDAQ in and of itself,

(ix) any changes or effects resulting from any action required to be taken by the terms of this Agreement,

(x) the failure to meet internal or analysts’ expectations, projections or results of operations, earnings or other financial performance for any period (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition), or

(xi) any Proceeding arising from or relating to the Mergers or the other Transactions;

provided, that in the case of clauses (i), (ii), (iii), (iv), (v) and (vi) if and only to the extent such changes do not have a disproportionate adverse impact on Velodyne and its Subsidiaries as compared to other participants in the industries in which Velodyne and its Subsidiaries conduct their businesses.

“Velodyne Product” means any product or services owned, developed, marketed or otherwise promoted, distributed, licensed, sold or otherwise made available to any Person by Velodyne or any of its Subsidiaries.

“Velodyne Rights Agreement” means that certain Tax Benefits Preservation Plan, dated September 20, 2022, by and between Velodyne and Continental Stock Transfer & Trust Company.

“Velodyne Stock Plans” means the Velodyne 2020 Stock Incentive Plan, 2020 Phantom Stock Incentive Plan, 2016 Stock Plan and 2007 Equity Incentive Plan.

“Willful Breach” means a material breach of this Agreement that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such action would cause a material breach of this Agreement.

8.4 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.5 Severability. If any term or other provision (or part thereof) of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions (or part thereof) of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision (or part thereof) is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

8.6 Entire Agreement. This Agreement (together with the Exhibits, the Ouster Disclosure Schedules, the Velodyne Disclosure Schedules and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

8.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

8.8 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective successors and assigns, and nothing in this Agreement, express or implied, other than Section 5.9 (of which each Indemnitee and each of his or her heirs shall be an express third-party beneficiary), is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.9 Mutual Drafting; Interpretation. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement. Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. In this Agreement, when determining whether an item is “material” to Ouster or Velodyne, the term “material” shall be interpreted to mean, as applicable, “material to the business of Ouster and its Subsidiaries, taken as a whole” or “material to the business of Velodyne and its Subsidiaries, taken as a whole.” As used in this Agreement, documents or other information or materials will be deemed to have been “made available” by a party if such documents, information or materials have been (i) continuously made accessible to the other party by 12:00 p.m. Pacific time on the date of this Agreement by means of a virtual data room; or (ii) delivered or provided to the other party’s outside counsel on an outside counsel only basis by 12:00 p.m. Pacific time on the date of this Agreement.

8.10 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, in the event, but only in the event, that such court shall not have jurisdiction over such action or proceeding, the Superior Court of the State of Delaware (Complex Commercial Division) or, if jurisdiction over the action or proceeding is vested exclusively in the federal courts of the United States of America, the United States District Court for the District of Delaware, and any appellate court from any thereof (such courts, the “Chosen Courts”), in any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in such Chosen Courts, (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in the Chosen Courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such Chosen Court. Each of the parties agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.2. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.10(c).

8.11 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

8.12 Delivery by Email. This Agreement, and any amendments hereto, waivers hereof or consents or notifications hereunder, to the extent signed and delivered by email with scan attachment, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party, each other party shall re-execute original forms thereof and deliver them to all other parties. No party shall raise the use of email to deliver a signature or the fact that any signature or Contract was transmitted or communicated by email with scan attachment as a defense to the formation of a legally binding contract, and each such party forever waives any such defense.

8.13 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent actual or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state or foreign jurisdiction having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity. The parties waive, in connection with any action for specific performance or injunctive relief, the defense of adequacy of remedies at Law and any requirement under Law to post a bond or other security as a prerequisite to obtaining equitable relief.

8.14 Disclosure Schedules. The parties acknowledge and agree that (a) the inclusion of any items or information in the Disclosure Schedules that are not required by this Agreement to be so included is solely for the convenience of parties, (b) the disclosure by the parties of any matter in the Disclosure Schedules shall not be deemed to constitute an acknowledgement by any party that the matter is required to be disclosed by the terms of this Agreement or that the matter is material or significant, (c) if any section of the Disclosure Schedules lists an item or information in such a way as to make its relevance to the disclosure required by or provided in another section of the Disclosure Schedules or the statements contained in any Section of this Agreement reasonably apparent, the matter shall be deemed to have been disclosed in or with respect to such other section, notwithstanding the omission of an appropriate cross-reference to such other section or the omission of a reference in the particular representation and warranty to such section of the Disclosure Schedules, (d) except as provided in clause (c) above, headings have been inserted in the Disclosure Schedules for convenience of reference only, (e) the Disclosure Schedules are qualified in their entirety by reference to specific provisions of this Agreement and (f) the Disclosure Schedules and the information and statements contained therein are not intended to constitute, and shall not be construed as constituting, representations or warranties of the parties except as and to the extent provided in this Agreement.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

OUSTER, INC.

By:	/s/ Angus Pacala
Name:	Angus Pacala
Title:	Chief Executive Officer

OBAN MERGER SUB, INC.

By:	/s/ Angus Pacala
Name:	Angus Pacala
Title:	Chief Executive Officer, President & Secretary

OBAN MERGER SUB II LLC

By:	/s/ Angus Pacala
Name:	Angus Pacala
Title:	President

VELODYNE LIDAR, INC.

By:	/s/ Theodore L. Tewksbury
Name:	Theodore L. Tewksbury
Title:	Chief Executive Officer

Exhibit 10.1

Execution Form

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”) is entered into as of November 4, 2022, by and between Velodyne Lidar, Inc., a Delaware corporation (“Velodyne”), and the undersigned stockholder (the “Stockholder”) of Ouster, Inc., a Delaware corporation (“Ouster”). Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among Ouster, Velodyne, Oban Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Ouster (“Merger Sub I”), and Oban Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Ouster (“Merger Sub II”).

RECITALS

WHEREAS, Ouster, Velodyne, Merger Sub I and Merger Sub II are entering into the Merger Agreement concurrently with the execution and delivery of this Agreement, which Merger Agreement sets forth the terms and conditions on which Merger Sub I will be merged with and into Velodyne (the “First Merger”), with Velodyne surviving the First Merger as a wholly owned Subsidiary of Ouster, and as soon as practicable following the First Merger, Velodyne (as the First Step Surviving Corporation following the First Merger) shall merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Merger”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Ouster.

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of the number of shares of Ouster Common Stock and other securities convertible into, or exercisable or exchangeable for, shares of Ouster Common Stock, all as set forth on the signature page of this Agreement (collectively, the “Shares”).

WHEREAS, Velodyne has required, as an inducement to Velodyne entering into the Merger Agreement, that the Stockholder enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

VOTING

1.1 Agreement to Vote. The Stockholder agrees that, from and after the date hereof and until the earlier to occur of (x) the receipt of the Ouster Stockholder Approval and (y) the termination of the Merger Agreement in accordance with its terms (the “Voting Covenant Expiration Date”), at the Ouster Stockholders Meeting or any other meeting of the stockholders of Ouster, however called, or in connection with any written consent of the stockholders of Ouster, in each case relating to any proposed action by the stockholders of Ouster with respect to the matters set forth in Section 1.1(b) below (each, a “Voting Event”), the Stockholder shall:

1

(a) appear at each such Voting Event or otherwise cause the Shares that are capable of being voted and any voting securities of Ouster acquired by the Stockholder after the date hereof and prior to the record date of such Voting Event (the “Voting Shares”) owned beneficially or of record by the Stockholder to be counted as present thereat for purposes of calculating a quorum; and

(b) vote (or cause to be voted), in person or by proxy, the Voting Shares (i) in favor of approving (1) the Ouster Common Stock Issuance; (2) only if so elected by Ouster, an amendment to Ouster’s certificate of incorporation to authorize the Ouster Board of Directors to effect the Ouster Reverse Stock Split; and (3) the transactions contemplated by the Merger Agreement; (ii) in favor of any proposal to adjourn a meeting of the stockholders of Ouster to solicit additional proxies in favor of the adoption of the Merger Agreement; (iii) against any Competing Proposal or any other proposal in opposition to, or in competition with, the Merger and the transactions contemplated by the Merger Agreement; and (iv) against any other action, agreement or transaction that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone or discourage the Transactions or this Agreement or the performance by Ouster of its obligations under the Merger Agreement or by the Stockholder of its obligations under this Agreement.

In case of a stock dividend or distribution of voting securities of Ouster, or any change in the Ouster Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term “Voting Shares” shall be deemed to refer to and include the Voting Shares as well as all such stock dividends and distributions of voting securities of Ouster and any voting securities into which or for which any or all of the Voting Shares may be changed or exchanged.

1.2 Capacity as Stockholder. The Stockholder signs this Agreement solely in the Stockholder’s capacity as a stockholder of Ouster, and not in the Stockholder’s capacity as (a) a director, officer or employee of Ouster or any of its Subsidiaries, (b) an equity holder of Velodyne or (c) a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of Ouster in the exercise of his or her fiduciary duties as a director or officer of Ouster or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director or officer of Ouster or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee or fiduciary (including voting in favor of any Ouster Adverse Recommendation Change) and no such action or omission shall be deemed a breach of this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Velodyne as follows:

(a) Authorization; Validity of Agreement; Necessary Action. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming this Agreement constitutes the valid and binding agreement of Velodyne, constitutes the valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms, except that (x) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (y) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) Ownership. As of the date hereof, the number of shares of Ouster Common Stock beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by the Stockholder is reflected on the signature page to this Agreement. As of the date hereof, the Shares are the only shares of Ouster Common Stock held of record or beneficially owned by the Stockholder. Subject to the Transfers otherwise permitted by Section 3.1, the Stockholder has and will have at all times through the Voting Covenant Expiration Date sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article I or Article III hereof, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Voting Shares with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. The Shares are free and clear of any Liens and will be at all times prior to the Voting Covenant Expiration Date free and clear of any Liens, in each case, which would impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis. The Stockholder further represents that any proxies heretofore given in respect of the Shares have been revoked.

(c) No Violation. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of its obligations under this Agreement will not, (i) contravene or conflict with the organizational or governing documents of the Stockholder, (ii) contravene or conflict with or constitute a violation by the Stockholder of any provision of any Law binding upon or applicable to the Stockholder or any of its properties or assets or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease or agreement binding upon the Stockholder or any of its respective Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the Voting Shares, except for any of the matters set forth in the foregoing clause (iii) as would not reasonably be expected to impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

2.2 Representations and Warranties of Velodyne. Velodyne hereby represents and warrants to the Stockholders as follows:

(a) Authorization; Validity of Agreement; Necessary Action. This Agreement has been duly and validly executed and delivered by Velodyne and, assuming this Agreement constitutes the valid and binding agreement of the Stockholder, constitutes the valid and binding agreement of Velodyne, enforceable against Velodyne in accordance with its terms, except that (x) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (y) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) No Violation. The execution and delivery of this Agreement by Velodyne does not, and the performance by Velodyne of its obligations under this Agreement will not, (i) contravene or conflict with the organizational or governing documents of Velodyne, (ii) contravene or conflict with or constitute a violation by Velodyne of any provision of any Law binding upon or applicable to Velodyne or any of its properties or assets or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease or agreement binding upon Velodyne or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Velodyne, except for any of the matters set forth in the foregoing clause (iii) as would not reasonably be expected to impair the ability of Velodyne to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

ARTICLE III

COVENANTS

3.1 Pre-Closing Transfer Restrictions. The Stockholder agrees that, commencing on the date hereof and ending at the termination of this Agreement, not to sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of (collectively, a “Transfer”) or enter into any contract, option, put, call or other arrangement or understanding with respect to any Transfer (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of, any of the Shares, or any interest therein, provided, that notwithstanding the foregoing, the Stockholder may Transfer any Shares to any transferee or transferees (the “Transferred Shares”) if (A) the Stockholder retains direct or indirect sole voting control over such Transferred Shares that are Voting Shares through the term of this Agreement[,] [or] (B) as a condition to such transfer of Voting Shares, such transferee or transferees shall execute an agreement that contains the same substantive covenants regarding voting and transfer as are contained in this Agreement [or (C) such Transfer is pursuant to a Rule 10b5-1 plan in effect on the date of this Agreement, a summary of each of which is included on the Stockholder’s signature page hereto].

3.2 No Contravening Actions. The Stockholder further agrees not to take or agree or commit to take any action that would make any representation and warranty of the Stockholder contained in this Agreement inaccurate in any material respect. The Stockholder further agrees that they shall use their commercially reasonable efforts to cooperate with any reasonable requests of either Ouster or Velodyne to effect the Transactions.

3.3 No Solicitation. The Stockholder will immediately cease, and will cause its respective Representatives to immediately cease, any discussions or negotiations with any Person that may be ongoing with respect to any Competing Proposal or any proposal that would reasonably be expected to lead to a Competing Proposal. The Stockholder agrees that, from and after the date hereof and until the Voting Covenant Expiration Date, the Stockholder shall not, directly or indirectly, nor shall the Stockholder authorize or permit any of its respective Representatives to, directly or indirectly, (1) solicit, initiate or knowingly encourage or induce (including by way of furnishing information), or take any other action designed to facilitate, any inquiry or the making of any proposal which constitutes, or would be reasonably expected to lead to, a Competing Proposal or (2) engage in any discussions or negotiations regarding any Competing Proposal. The Stockholder acknowledges and agrees that, in the event any Representative of the Stockholder (acting in its capacity as such) takes any action that if taken by the Stockholder would be a breach of this Section 3.3, the taking of such action by such Representative will be deemed to constitute a breach of this Agreement (including this Section 3.3) by the Stockholder. Notwithstanding anything to the contrary in this Section 3.3, the Stockholder and its respective Representatives may engage in such activities at such times and to the extent that Ouster or any of its Representatives is permitted to engage in such activities pursuant to the terms of the Merger Agreement, but only if the Stockholder and its Representatives comply with the terms of the Merger Agreement as if it were Ouster or one of its Representatives.

ARTICLE IV

MISCELLANEOUS

4.1 Termination. This Agreement shall terminate upon the earliest to occur of (a) the Effective Time, (b) an Ouster Adverse Recommendation Change to the extent permitted by, and subject to the applicable terms and conditions of, Section 5.4(b) or Section 5.4(d) of the Merger Agreement and (c) the termination of the Merger Agreement in accordance with its terms; provided, however, that the provisions of this Article IV shall survive any termination of this Agreement and shall continue to be binding upon the parties hereto. Except as set forth in the proviso of the preceding sentence, in the event of such termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party; provided, however that nothing herein shall relieve any party from liability for any fraud, intentional misrepresentation or willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to the termination of this Agreement pursuant to clauses (b) or (c) of this Section 4.1.

4.2 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Velodyne any direct or indirect ownership or incidence of ownership of or with respect to any Voting Shares. All rights, ownership and economic benefits of and relating to the Voting Shares shall remain vested in and belong to the Stockholder, and Velodyne shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Ouster or exercise any power or authority to direct the Stockholder in the voting of any of the Voting Shares, except as otherwise provided herein.

4.3 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (b) on the next Business Day if transmitted by national overnight courier or (c) on the date delivered if sent by email (provided confirmation of email receipt is obtained), in each case as follows: (i) if to Velodyne, at the address set forth in Section 8.2 of the Merger Agreement (with a copy, which shall not constitute notice, to the party to receive a copy pursuant to Section 8.2 of the Merger Agreement at the address set forth therein), and (ii) if to the Stockholder, to the address set forth on the signature page hereto.

4.4 Mutual Drafting; Interpretation. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement. Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive.

4.5 Counterparts; Delivery by Facsimile or Email. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement, and any amendments hereto, waivers hereof or consents or notifications hereunder, to the extent signed and delivered by facsimile or by email with scan attachment, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party, each other party shall re-execute original forms thereof and deliver them to all other parties. No party shall raise the use of facsimile or email to deliver a signature or the fact that any signature or Contract was transmitted or communicated by facsimile or email with scan attachment as a defense to the formation of a legally binding contract, and each such party forever waives any such defense.

4.6 Entire Agreement; Third-Party Beneficiaries. This Agreement (including the exhibits and schedules hereto) constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder; provided, however, that Ouster shall be deemed to be a third-party beneficiary of the Stockholder’s obligations under Sections 1.1, 3.1 and 3.2 and shall be entitled to enforce the terms of this Agreement in respect thereto as if it were a party hereto.

4.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

4.8 Consent to Jurisdiction. Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, in the event, but only in the event, that such court shall not have jurisdiction over such action or proceeding, the Superior Court of the State of Delaware (Complex Commercial Division) or, if jurisdiction over the action or proceeding is vested exclusively in the federal courts of the United States of America, the United States District Court for the District of Delaware, and any appellate court from any thereof (such courts, the “Chosen Courts”), in any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in such Chosen Courts, (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in the Chosen Courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such Chosen Court. Each of the parties agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 4.3. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

4.9 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.9.

4.10 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent actual or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Chosen Courts (or those courts lack personal jurisdiction over the Stockholder for the purposes of granting such relief, in any court of the United States or any state or foreign jurisdiction having such jurisdiction), this being in addition to any other remedy to which they are entitled at Law or in equity. The parties waive, in connection with any action for specific performance or injunctive relief, the defense of adequacy of remedies at Law and any requirement under Law to post a bond or other security as a prerequisite to obtaining equitable relief.

4.11 Amendment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

4.12 Severability. If any term or other provision (or part thereof) of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions (or part thereof) of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision (or part thereof) is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner.

4.13 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

VELODYNE LIDAR, INC.

By:
Name:
Title:

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

STOCKHOLDER

By:
Name:
Title:

Address:

Shares Beneficially Owned:

Ouster Common Stock:

Ouster Common Stock issuable upon the exercise of outstanding Ouster Stock Options and Ouster RSU Awards:

[Description of any applicable 10b5-1 Plan:

][1]

[1]	Note to Draft: To be omitted for each Stockholder that does not have a 105b-1 Plan.

[Signature Page to Voting Agreement]

Exhibit 99.1

Ouster and Velodyne Announce Proposed Merger of Equals to Accelerate Lidar Adoption

Merger expected to strengthen financial position

$355 million in combined Q3 cash

Annualized cost savings expected to reach at least $75 million

SAN FRANCISCO, CA – November 7, 2022 6:00 AM ET – Ouster (NYSE: OUST), a leading provider of high-resolution digital lidar, and Velodyne (NASDAQ: VLDR, VLDRW), a leading global player in lidar sensors and solutions, announced that they have entered into a definitive agreement to merge in an all-stock transaction. The proposed merger is expected to drive significant value creation and result in a strong financial position through robust product offerings, increased operational efficiencies, and a complementary customer base in fast-growing end-markets.

Ouster and Velodyne will host a joint webcast on November 7, 2022 at 8:30 AM ET to discuss the planned merger.

Key Strengths of the Combined Company:

•	Operational synergies across engineering, manufacturing, and general administration support an optimized cost-structure

•	Robust product offerings, including verticalized software, to serve a broad set of customers

•	Complementary customer base, partners, and distribution channels, coupled with reduced product costs and an innovative roadmap, to accelerate lidar adoption across fast-growing end markets

•	Extensive intellectual property portfolio with 173 granted and 504 pending patents, backed by over 20 years of combined experience in lidar technology innovation

•	World-class leadership team to be led by Dr. Ted Tewksbury as Executive Chairman of the Board and Angus Pacala as Chief Executive Officer

•	Strong financial position with combined cash balance[1] of approximately $355 million as of September 30, 2022

•	Compared to stand-alone cost structures as of September 30, 2022, annualized operating expenditure synergies of at least $75 million expected to be realized within 9 months after transaction-close

“Ouster’s cutting-edge digital lidar technology, evidenced by strong unit economics and the performance gains of our new products, complemented by Velodyne’s decades of innovation, high-performance hardware and software solutions, and established global customer footprint, positions the combined company to accelerate the adoption of lidar technology across fast-growing markets with a diverse set of customer needs,” said Ouster CEO Angus Pacala. “Together, we will aim to deliver the performance customers demand while achieving price points low enough to promote mass adoption.”

“Lidar is a valuable enabling technology for autonomy, with the ability to dramatically improve the efficiency, productivity, safety, and sustainability of a world in motion. We aim to create a vibrant and healthy lidar industry by offering both affordable, high-performance sensors to drive mass adoption across a wide variety of customer applications, and by creating scale to drive profitable and sustainable revenue growth,” said Velodyne CEO Dr. Ted Tewksbury. “The combination of Ouster and Velodyne is

[1]	Cash balance includes, cash, cash equivalents, restricted cash and short-term investments.

expected to unlock enormous synergies, creating a company with the scale and resources to deliver stronger solutions for customers and society, while accelerating time to profitability and enhancing value for shareholders.”

The combined company will offer a robust suite of products to continue to serve a diverse set of end-markets and customers while executing on an innovative product roadmap to meet the future needs of the market. A unified engineering team, compelling product roadmap, and focused customer success team will aim to provide best-in-class support to customers to deliver affordable and more performant sensors. Further, management plans to streamline operating expenditures to build an overall cost structure that is in line with the projected revenue growth of the combined company. Ouster and Velodyne had a combined cash balance of approximately $355 million as of September 30, 2022, and aim to realize annualized cost savings of at least $75 million within 9 months after closing the proposed merger. With an expanded global commercial footprint and distribution network, the combined company expects to deliver increased volumes, reduce product costs, and drive sustainable growth.

Leadership and Governance

The combined company will be led by Angus Pacala, who will serve as Chief Executive Officer, and Dr. Ted Tewksbury, who will serve as Executive Chairman of the Board. The Board will be comprised of eight members, with each company appointing an equal number of members. The full Board and executive team will be announced at a later date.

Transaction Details

The merger agreement was signed on November 4, 2022. Under the terms of the agreement, each Velodyne share will be exchanged for 0.8204 shares of Ouster at closing. The transaction will result in existing Velodyne and Ouster shareholders each owning approximately 50% of the combined company, based on current shares outstanding.

The merger transactions are subject to customary closing conditions including shareholder approval by both companies. Both companies will continue to operate their businesses independently until the close of the merger transactions. The merger transactions are expected to be completed in the first half of 2023.

Barclays is serving as financial advisor and Latham & Watkins LLP is serving as legal advisor to Ouster. BofA Securities, Inc. is serving as financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal advisor to Velodyne.

Ouster and Velodyne will each file the full text of the merger agreement with the Securities and Exchange Commission with a Form 8-K within four business days of the date of this release. Investors and security holders of each company are advised to review these filings for the full terms of the proposed combination, as well as any future filings made by the companies, including the Form S-4 Registration Statement to be filed by Ouster and related Joint Proxy Statement/Prospectus included therein. See below under “Additional Information and Where to Find It”.

Joint Webcast Information

Ouster and Velodyne will host a joint webcast on November 7, 2022 at 8:30 AM ET to discuss the proposed merger.

Investors and analysts can register for the webcast by visiting the following website: https://event.on24.com/wcc/r/4007460/9C27A5975C89846F7B386331F4D80C90. The webcast will be available as a replay for one year on Ouster’s investor website at https://investors.ouster.com and on Velodyne’s investor website at https://investors.velodynelidar.com.

About Ouster

Ouster (NYSE: OUST) is building a safer and more sustainable future through its high-resolution digital lidar sensors for the automotive, industrial, smart infrastructure, and robotics industries. Ouster’s sensors offer an excellent combination of price and performance with the flexibility to span hundreds of use-cases and enable revolutionary autonomy across industries. With a global team and high-volume manufacturing, Ouster supports approximately 700 customers in over 50 countries. Ouster is headquartered in San Francisco, CA with offices in the Americas, Europe, Asia-Pacific, and the Middle East. For more information, visit www.ouster.com, or connect with us on Twitter or LinkedIn.

About Velodyne

Velodyne ushered in a new era of autonomous technology with the invention of real-time surround view lidar sensors. Velodyne, a global leader in lidar, is known for its broad portfolio of breakthrough lidar technologies. Velodyne’s revolutionary sensor and software solutions provide flexibility, quality and performance to meet the needs of a wide range of industries, including autonomous vehicles, advanced driver assistance systems (ADAS), industrial, intelligent infrastructure and robotics. Through continuous innovation, Velodyne strives to transform lives and communities by advancing safer mobility for all.

Velodyne’s principal executive offices are located at 5521 Hellyer Avenue, San Jose, CA 95138 and its telephone number is 669-275-2251. Velodyne’s website address is www.velodynelidar.com. Velodyne does not incorporate the information on, or accessible through, its website into this press release, and investors and securityholders should not consider any information on, or accessible through, Velodyne’s website as part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations of the management of Ouster and Velodyne that are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed merger; the ability of the parties to complete the proposed merger considering the various closing conditions; the expected benefits of the proposed merger, including estimations of anticipated cost savings; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Ouster’s and Velodyne’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed merger may not be completed in a timely manner or at all, which may adversely affect Ouster’s and Velodyne’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the proposed merger and the potential failure to satisfy the conditions to the consummation of the proposed merger, including obtaining stockholder and regulatory approvals; (iii) the proposed merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed merger on the ability of Ouster or Velodyne to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Ouster or Velodyne does business, or on Ouster’s or Velodyne’s operating results and business generally; (v) Ouster’s or Velodyne’s respective businesses may suffer as a result of uncertainty surrounding the proposed merger and disruption of management’s attention due to the proposed merger; (vi) the outcome of any legal proceedings related to the proposed merger or otherwise, or the impact of the proposed merger thereupon; (vii) Ouster or Velodyne may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed merger; (ix) restrictions during the pendency of the proposed merger that may impact Ouster’s or Velodyne’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Ouster or Velodyne may be unable to obtain governmental and regulatory approvals required for the proposed merger, or that required governmental and regulatory approvals may delay the consummation of the proposed merger or result in the imposition of conditions that could reduce the anticipated benefits from the proposed merger or cause the parties to abandon the proposed merger; (xi) risks that the anticipated benefits of the proposed merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) risks relating to the value of the Ouster shares to be issued in the proposed merger; (xiv) the risk that integration of the proposed merger post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects and synergies expected from the proposed merger, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xv) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Ouster’s and Velodyne’s traded securities; (xvi) the impact of the COVID-19 pandemic on Ouster’s and Velodyne’s business and general economic conditions; (xvii) the market for and adoption of lidar and related technology and the combined company’s ability to compete in a market that is rapidly evolving and subject to technological developments; (xviii) the impact of cost increases and supply chain shortages in the components needed for the production of lidar products and related technology; and (xix) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Ouster’s and Velodyne’s response to any of the aforementioned factors. Additional factors that may affect the future results of Ouster and Velodyne are set forth in their respective filings with the United States Securities and Exchange Commission (the “SEC”), including each of Ouster’s and Velodyne’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 in Part I, Item 1A, “Risk Factors,” as updated by Ouster’s most recent Quarterly Report on Form 10-Q in Part II, Item 1A, “Risk Factors” and Velodyne’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, in Part I, Item 1A, “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Ouster and Velodyne and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Any such forward-looking statements represent management’s reasonable estimates and beliefs as of the date of this press release. While Ouster and Velodyne may elect to update such forward-looking statements at some point in the future, they disclaim any obligation to do so, other than as may be required by law, even if subsequent events cause their views to change.

Additional Information

In connection with the proposed merger, Ouster and Velodyne plan to file with the SEC and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus regarding the proposed merger (as amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”). INVESTORS AND OUSTER’S AND VELODYNE’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF OUSTER AND VELODYNE WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE PROPOSED MERGER. Investors and stockholders will be able to obtain a free copy of the Joint Proxy Statement/Prospectus and other documents containing important information about Ouster and Velodyne, once such documents are filed with the SEC, from the SEC’s website at www.sec.gov. Ouster and Velodyne make available free of charge at www.ouster.com and www.velodynelidar.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Ouster, Velodyne and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Ouster and Velodyne in connection with the proposed merger. Securityholders may obtain information regarding the names, affiliations and interests of Ouster’s directors and executive officers in Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 28, 2022, and its definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 27, 2022. Securityholders may obtain information regarding the names, affiliations and interests of Velodyne’s directors and executive officers in Velodyne’s definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 29, 2022. Additional information regarding the interests of such individuals in the proposed merger will be included in the Joint Proxy Statement/Prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Ouster’s investor website at https://investors.ouster.com/ and Velodyne’s investor website at https://investors.velodynelidar.com/.

Contacts

Ouster:

For Investors

Sarah Ewing

investors@ouster.io

For Media

Heather Shapiro

press@ouster.io

Velodyne:

For Investors

Darrow Associates

InvestorRelations@velodyne.com

For Media

Jane Maynard

PR@velodyne.com

Exhibit 99.2

Execution Form

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”) is entered into as of November 4, 2022, by and between Ouster, Inc., a Delaware corporation (“Ouster”), and the undersigned stockholder (the “Stockholder”) of Velodyne Lidar, Inc., a Delaware corporation (“Velodyne”). Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among Ouster, Velodyne, Oban Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Ouster (“Merger Sub I”), and Oban Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Ouster (“Merger Sub II”).

RECITALS

WHEREAS, Ouster, Velodyne, Merger Sub I and Merger Sub II are entering into the Merger Agreement concurrently with the execution and delivery of this Agreement, which Merger Agreement sets forth the terms and conditions on which Merger Sub I will be merged with and into Velodyne (the “First Merger”), with Velodyne surviving the First Merger as a wholly owned Subsidiary of Ouster, and as soon as practicable following the First Merger, Velodyne (as the First Step Surviving Corporation following the First Merger) shall merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Merger”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Ouster.

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of the number of shares of Velodyne Common Stock and other securities convertible into, or exercisable or exchangeable for, shares of Velodyne Common Stock, all as set forth on the signature page of this Agreement (collectively, the “Shares”).

WHEREAS, Ouster has required, as an inducement to Ouster entering into the Merger Agreement, that the Stockholder enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

VOTING

1.1 Agreement to Vote. The Stockholder agrees that, from and after the date hereof and until the earlier to occur of (x) the receipt of the Velodyne Stockholder Approval and (y) the termination of the Merger Agreement in accordance with its terms (the “Voting Covenant Expiration Date”), at the Velodyne Stockholders Meeting or any other meeting of the stockholders of Velodyne, however called, or in connection with any written consent of the stockholders of Velodyne, in each case relating to any proposed action by the stockholders of Velodyne with respect to the matters set forth in Section 1.1(b) below (each, a “Voting Event”), the Stockholder shall:

1

(a) appear at each such Voting Event or otherwise cause the Shares that are capable of being voted and any voting securities of Velodyne acquired by the Stockholder after the date hereof and prior to the record date of such Voting Event (the “Voting Shares”) owned beneficially or of record by the Stockholder to be counted as present thereat for purposes of calculating a quorum; and

(b) vote (or cause to be voted), in person or by proxy, the Voting Shares (i) in favor of adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement; (ii) in favor of any proposal to adjourn a meeting of the stockholders of Velodyne to solicit additional proxies in favor of the adoption of the Merger Agreement; (iii) against any Competing Proposal or any other proposal in opposition to, or in competition with, the Merger and the transactions contemplated by the Merger Agreement; and (iv) against any other action, agreement or transaction that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone or discourage the Transactions or this Agreement or the performance by Velodyne of its obligations under the Merger Agreement or by the Stockholder of its obligations under this Agreement.

In case of a stock dividend or distribution of voting securities of Velodyne, or any change in the Velodyne Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term “Voting Shares” shall be deemed to refer to and include the Voting Shares as well as all such stock dividends and distributions of voting securities of Velodyne and any voting securities into which or for which any or all of the Voting Shares may be changed or exchanged.

1.2 Capacity as Stockholder. The Stockholder signs this Agreement solely in the Stockholder’s capacity as a stockholder of Velodyne, and not in the Stockholder’s capacity as (a) a director, officer or employee of Velodyne or any of its Subsidiaries, (b) an equity holder of Ouster or (c) a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of Velodyne in the exercise of his or her fiduciary duties as a director or officer of Velodyne or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director or officer of Velodyne or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee or fiduciary (including voting in favor of any Velodyne Adverse Recommendation Change) and no such action or omission shall be deemed a breach of this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Ouster as follows:

(a) Authorization; Validity of Agreement; Necessary Action. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming this Agreement constitutes the valid and binding agreement of Ouster, constitutes the valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms, except that (x) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (y) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) Ownership. As of the date hereof, the number of shares of Velodyne Common Stock beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by the Stockholder is reflected on the signature page to this Agreement. As of the date hereof, the Shares are the only shares of Velodyne Common Stock held of record or beneficially owned by the Stockholder. Subject to the Transfers otherwise permitted by Section 3.1, the Stockholder has and will have at all times through the Voting Covenant Expiration Date sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article I or Article III hereof, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Voting Shares with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. The Shares are free and clear of any Liens and will be at all times prior to the Voting Covenant Expiration Date free and clear of any Liens, in each case, which would impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis. The Stockholder further represents that any proxies heretofore given in respect of the Shares have been revoked.

(c) No Violation. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of its obligations under this Agreement will not, (i) contravene or conflict with the organizational or governing documents of the Stockholder, (ii) contravene or conflict with or constitute a violation by the Stockholder of any provision of any Law binding upon or applicable to the Stockholder or any of its properties or assets or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease or agreement binding upon the Stockholder or any of its respective Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the Voting Shares, except for any of the matters set forth in the foregoing clause (iii) as would not reasonably be expected to impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

2.2 Representations and Warranties of Ouster. Ouster hereby represents and warrants to the Stockholders as follows:

(a) Authorization; Validity of Agreement; Necessary Action. This Agreement has been duly and validly executed and delivered by Ouster and, assuming this Agreement constitutes the valid and binding agreement of the Stockholder, constitutes the valid and binding agreement of Ouster, enforceable against Ouster in accordance with its terms, except that (x) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (y) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) No Violation. The execution and delivery of this Agreement by Ouster does not, and the performance by Ouster of its obligations under this Agreement will not, (i) contravene or conflict with the organizational or governing documents of Ouster, (ii) contravene or conflict with or constitute a violation by Ouster of any provision of any Law binding upon or applicable to Ouster or any of its properties or assets or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease or agreement binding upon Ouster or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Ouster, except for any of the matters set forth in the foregoing clause (iii) as would not reasonably be expected to impair the ability of Ouster to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

ARTICLE III

COVENANTS

3.1 Pre-Closing Transfer Restrictions. The Stockholder agrees that, commencing on the date hereof and ending at the termination of this Agreement, not to sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of (collectively, a “Transfer”) or enter into any contract, option, put, call or other arrangement or understanding with respect to any Transfer (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of, any of the Shares, or any interest therein, provided, that notwithstanding the foregoing, the Stockholder may Transfer any Shares to any transferee or transferees (the “Transferred Shares”) if (A) the Stockholder retains direct or indirect sole voting control over such Transferred Shares that are Voting Shares through the term of this Agreement[,] [or] (B) as a condition to such transfer of Voting Shares, such transferee or transferees shall execute an agreement that contains the same substantive covenants regarding voting and transfer as are contained in this Agreement [or (C) such Transfer is pursuant to a Rule 10b5-1 plan in effect on the date of this Agreement, a summary of each of which is included on the Stockholder’s signature page hereto].

3.2 No Contravening Actions. The Stockholder further agrees not to take or agree or commit to take any action that would make any representation and warranty of the Stockholder contained in this Agreement inaccurate in any material respect. The Stockholder further agrees that they shall use their commercially reasonable efforts to cooperate with any reasonable requests of either Ouster or Velodyne to effect the Transactions.

3.3 No Solicitation. The Stockholder will immediately cease, and will cause its respective Representatives to immediately cease, any discussions or negotiations with any Person that may be ongoing with respect to any Competing Proposal or any proposal that would reasonably be expected to lead to a Competing Proposal. The Stockholder agrees that, from and after the date hereof and until the Voting Covenant Expiration Date, the Stockholder shall not, directly or indirectly, nor shall the Stockholder authorize or permit any of its respective Representatives to, directly or indirectly, (1) solicit, initiate or knowingly encourage or induce (including by way of furnishing information), or take any other action designed to facilitate, any inquiry or the making of any proposal which constitutes, or would be reasonably expected to lead to, a Competing Proposal or (2) engage in any discussions or negotiations regarding any Competing Proposal. The Stockholder acknowledges and agrees that, in the event any Representative of the Stockholder (acting in its capacity as such) takes any action that if taken by the Stockholder would be a breach of this Section 3.3, the taking of such action by such Representative will be deemed to constitute a breach of this Agreement (including this Section 3.3) by the Stockholder. Notwithstanding anything to the contrary in this Section 3.3, the Stockholder and its respective Representatives may engage in such activities at such times and to the extent that Velodyne or any of its Representatives is permitted to engage in such activities pursuant to the terms of the Merger Agreement, but only if the Stockholder and its Representatives comply with the terms of the Merger Agreement as if it were Velodyne or one of its Representatives.

ARTICLE IV

MISCELLANEOUS

4.1 Termination. This Agreement shall terminate upon the earliest to occur of (a) the Effective Time, (b) a Velodyne Adverse Recommendation Change to the extent permitted by, and subject to the applicable terms and conditions of, Section 5.4(b) or Section 5.4(d) of the Merger Agreement and (c) the termination of the Merger Agreement in accordance with its terms; provided, however, that the provisions of this Article IV shall survive any termination of this Agreement and shall continue to be binding upon the parties hereto. Except as set forth in the proviso of the preceding sentence, in the event of such termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party; provided, however that nothing herein shall relieve any party from liability for any fraud, intentional misrepresentation or willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to the termination of this Agreement pursuant to clauses (b) or (c) of this Section 4.1.

4.2 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Ouster any direct or indirect ownership or incidence of ownership of or with respect to any Voting Shares. All rights, ownership and economic benefits of and relating to the Voting Shares shall remain vested in and belong to the Stockholder, and Ouster shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Velodyne or exercise any power or authority to direct the Stockholder in the voting of any of the Voting Shares, except as otherwise provided herein.

4.3 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (b) on the next Business Day if transmitted by national overnight courier or (c) on the date delivered if sent by email (provided confirmation of email receipt is obtained), in each case as follows: (i) if to Ouster, at the address set forth in Section 8.2 of the Merger Agreement (with a copy, which shall not constitute notice, to the party to receive a copy pursuant to Section 8.2 of the Merger Agreement at the address set forth therein), and (ii) if to the Stockholder, to the address set forth on the signature page hereto.

4.4 Mutual Drafting; Interpretation. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement. Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive.

4.5 Counterparts; Delivery by Facsimile or Email. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement, and any amendments hereto, waivers hereof or consents or notifications hereunder, to the extent signed and delivered by facsimile or by email with scan attachment, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party, each other party shall re-execute original forms thereof and deliver them to all other parties. No party shall raise the use of facsimile or email to deliver a signature or the fact that any signature or Contract was transmitted or communicated by facsimile or email with scan attachment as a defense to the formation of a legally binding contract, and each such party forever waives any such defense.

4.6 Entire Agreement; Third-Party Beneficiaries. This Agreement (including the exhibits and schedules hereto) constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder; provided, however, that Velodyne shall be deemed to be a third-party beneficiary of the Stockholder’s obligations under Sections 1.1, 3.1 and 3.2 and shall be entitled to enforce the terms of this Agreement in respect thereto as if it were a party hereto.

4.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

4.8 Consent to Jurisdiction. Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, in the event, but only in the event, that such court shall not have jurisdiction over such action or proceeding, the Superior Court of the State of Delaware (Complex Commercial Division) or, if jurisdiction over the action or proceeding is vested exclusively in the federal courts of the United States of America, the United States District Court for the District of Delaware, and any appellate court from any thereof (such courts, the “Chosen Courts”), in any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in such Chosen Courts, (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in the Chosen Courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such Chosen Court. Each of the parties agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 4.3. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

4.9 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.9.

4.10 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent actual or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Chosen Courts (or those courts lack personal jurisdiction over the Stockholder for the purposes of granting such relief, in any court of the United States or any state or foreign jurisdiction having such jurisdiction), this being in addition to any other remedy to which they are entitled at Law or in equity. The parties waive, in connection with any action for specific performance or injunctive relief, the defense of adequacy of remedies at Law and any requirement under Law to post a bond or other security as a prerequisite to obtaining equitable relief.

4.11 Amendment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

4.12 Severability. If any term or other provision (or part thereof) of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions (or part thereof) of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision (or part thereof) is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner.

4.13 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

OUSTER, INC.

By:
Name:
Title:

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

STOCKHOLDER

By:
Name:
Title:

Address:

Shares Beneficially Owned:

Velodyne Common Stock:

Velodyne Common Stock issuable upon the exercise of outstanding Velodyne Stock Options and Velodyne RSU Awards:

[Description of any applicable 10b5-1 Plan:

][1]

[1]	Note to Draft: To be omitted for each Stockholder that does not have a 105b-1 Plan.

[Signature Page to Voting Agreement]